Filed Pursuant to Rule 424(b)(1)
                                                File No. 333-57745


                                3,070,580 Shares


                           [LOGO]CASELLA WASTE SYSTEMS

                          Casella Waste Systems, Inc.
                              Class A Common Stock
                          (par value $0.01 per share)

                                ---------------


     Of the 3,070,580 shares of Class A Common Stock offered hereby (the "Offering"), 1,600,000 shares are being sold by the Company and 1,470,580 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


     Each share of Class A Common Stock entitles its holder to one vote, whereas each share of Class B Common Stock entitles its holder to ten votes. All of the shares of Class B Common Stock are held by John W. Casella, the President, Chief Executive Officer and Chairman of the Board and Douglas R. Casella, the Vice Chairman of the Board. Immediately following consummation of the Offering, such stockholders will beneficially own in the aggregate shares of Class B Common Stock and Class A Common Stock having approximately 51% of the outstanding voting power of the Company's Common Stock.


         The Class A Common Stock is quoted on the Nasdaq National Market under the symbol "CWST". On July 21, 1998, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $27.50 per share. See "Market Price of Class A Common Stock".


     See "Risk Factors" beginning on page 8 for certain considerations relevant to an investment in the Class A Common Stock.

                               ---------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                     Initial Public   Underwriting   Proceeds to       Proceeds to
                     Offering Price   Discount (1)   Company (2)   Selling Stockholders
                     --------------   ------------   -----------   --------------------
Per Share ...........   $27.25           $1.43          $25.82           $25.82
Total (3) ........... $83,673,305       $4,390,929     $41,312,000     $37,970,376

------------
(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").
(2) Before deducting estimated expenses of $500,000 payable by the Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 460,587 shares of Class A Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the initial public offering price, underwriting discount and proceeds to Company will be $96,224,301, $5,049,569 and $53,204,356, respectively. See
    "Underwriting".


                               ---------------

     The shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York on or about July 27, 1998, against payment therefor in immediately available funds.


Goldman, Sachs & Co.
                               CIBC Oppenheimer
                                                    Donaldson, Lufkin & Jenrette

                                ---------------

                The date of this Prospectus is July 21, 1998.

EDGAR DESCRIPTION FOR INSIDE FRONT COVER AND GATEFOLD:

     On the inside front cover of the Prospectus is a photograph of a waste collection vehicle bearing the "Casella" logo with a reflection of a white colonial-style house on the door of the cabin to the vehicle.


    On the "gatefold" fold-out to appear inside the inside front cover of the Prospectus is a map of the Company's operations, by county, in the states of Vermont, New Hampshire, Maine, New York and Pennsylvania. The areas covered by the Company's operations are shaded, with the shaded areas each colored differently to distinguish between the Central, Western and Eastern regions of the Company's five-state operations. The map contains the words: "The Regional Outlook. The Company's operations are organized into three regions:", and three boxes (containing the words "Eastern Region", "Central Region" and "Western Region", respectively, appear above the map, with lines from the boxes to the map pointing out the respective regions).

The other text that appears on the page is as follows:

Casella Waste Systems, Inc.
Nasdaq: CWST

Line of Business as a Percent of Revenue for fiscal 1998:
Collection: 73.4
Disposal: 12.4
Recycling: 6.5
Transfer: 5.8
Special Services*: 1.9
*Septic and tire processing

The Company:
[bullet] 28 collection divisions
[bullet] 5 subtitle D landfills
[bullet] 35 transfer stations
[bullet] 9 recycling processing facilities
[bullet] 2 septic/liquid waste divisions


Our Growth:
85 acquisitions since May 1, 1994
28 acquisitions since our November 1997 initial public offering




     This Prospectus contains registered service marks, trademarks and trade names of the Company, including the Casella Waste Systems name and logo.

     The Company intends to furnish to its stockholders annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                               ----------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH CLASS A COMMON STOCK, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M OF THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. For purposes hereof, references to "Common Stock" mean the Class A Common Stock and the Class B Common Stock. See "Description of Capital Stock" and Notes to Consolidated Financial Statements. The Company's fiscal year ends on April 30. References to a particular fiscal year are to the fiscal year ending on April 30 of that year (e.g., the 1998 fiscal year ended on April 30, 1998). Unless otherwise specified herein, all references to the "Company" or "Casella" mean Casella Waste Systems, Inc. and its subsidiaries, and all references to "solid waste" mean non-hazardous solid waste.

                                   The Company

     Casella Waste Systems, Inc. is a regional, integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania. At June 15, 1998, the Company owned and/or operated five Subtitle D landfills, 35 transfer stations, nine recycling processing facilities, 28 collection divisions and two septic/liquid waste divisions, which together served over 180,000 commercial, industrial and residential customers. The Company was founded in 1975 as a single-truck operation in Rutland, Vermont and subsequently expanded its operations throughout the state of Vermont. In 1993, the Company initiated an acquisition strategy to take advantage of anticipated reductions in available landfill capacity in Vermont and surrounding states due to increasing environmental regulation and other market forces driving consolidation in the solid waste industry. From May 1, 1994 through April 30, 1998, the Company acquired ownership of or long-term operating rights to 77 solid waste businesses, including four landfills, and between May 1, 1998 and June 15, 1998, the Company acquired an additional eight such businesses, including a Subtitle D landfill in western upstate New York. The Company believes that additional acquisition opportunities exist in the markets it serves and in other prospective markets.

     The Company's operating strategy is based on the integration of its collection and disposal operations and the internalization of waste collected. The Company believes that control of a substantial portion of the waste stream and economies of scale provide it with advantages over non-integrated competitors in its markets. During fiscal 1998, approximately 52% of the solid waste collected by the Company was delivered for disposal at its landfills. Additionally, approximately 74% of the solid waste disposed of at its landfills was collected by the Company.

     The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable fully-integrated solid waste services companies. The Company intends to continue to pursue this objective by: (i) expanding through acquisitions of collection companies and disposal facilities in new markets and through "tuck-in" acquisitions in existing markets; (ii) generating internal growth in existing markets through increased sales penetration and the marketing of additional services to existing customers; and (iii) implementing operating enhancements and efficiencies.

     The principal executive offices of the Company are located at 25 Greens Hill Lane, Rutland, Vermont 05701. The Company's telephone number at such address is (802) 775-0325. Casella Waste Systems, Inc. was incorporated as a Delaware corporation in 1993 as a holding company for various operating subsidiaries.

                               Recent Developments

     Since the Company's initial public offering of Common Stock consummated in November 1997 (the "November Offering"), the Company has expanded and strengthened its market presence through the acquisition of 28 solid waste management businesses, whose operations collectively included one Subtitle D landfill in western upstate New York (the "Hyland landfill"), 25 collection operations, four transfer stations and six septic/liquid waste operations.

     In November 1997, the Company completed the acquisition of BDS Sanitation, Inc., Vets Disposal, Inc. and Brookman Disposal, Inc. (collectively, the "Teelon Group"), which provide solid waste collection and transfer services in various counties in central New York. The Company believes that the acquisition of the Teelon Group provides the Company with a new growth platform in central New York and expands geographically the Company's existing operations in its Western Region (which includes upstate New York and northern Pennsylvania). Subsequent to the acquisition of the Teelon Group, the Company completed two "tuck-in" acquisitions in central New York. See "Business--Service Area--Western Region".

     In December 1997, the Company completed the acquisition of All Cycle Waste, Inc. and Winters Brothers, Inc. (collectively, "All Cycle"), which provide solid waste collection and transfer services in Chittenden County, Vermont. The Company believes that the acquisition of All Cycle further strengthens the Company's market position in its Central Region (which includes Vermont and certain areas of New Hampshire and upstate New York). See "Business--Service Area--Central Region".

     In February 1998, the Company completed the acquisition of Atlantic Waste Systems North, Inc., which provides solid waste collection services to approximately 6,000 commercial, residential and industrial customers in Salem, New Hampshire and surrounding counties. The Company believes that this acquisition provides the Company with a new growth platform in southern New Hampshire and expands geographically the Company's existing operations in its Eastern Region located in Maine. See "Business--Service Area--Eastern Region".


     In May 1998, the Company acquired the Hyland landfill in Angelica, Allegany County, New York. The Hyland landfill is the Company's first disposal facility in its Western Region, and serves the western upstate New York waste shed. The Company has received a permit from the State of New York Department of Environmental Conservation (the "DEC") for approximately 1,500,000 tons of disposal capacity at this facility. A lawsuit challenging the permit modification which authorizes the disposal of municipal solid waste and industrial waste at the Hyland landfill was recently commenced against the Company. The Hyland landfill may be subject to additional local restrictions and permits. The Company has not yet begun accepting waste at the Hyland landfill. See "Risk Factors--Limitations on Landfill Permitting and Expansion", and "Business-- Legal Proceedings".


     In January 1998, the Company increased its borrowing capacity, including its ability to obtain letters of credit, to $150 million from $110 million with a group of banks for which BankBoston, N.A. is acting as agent. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

                                  Risk Factors

     Certain risk factors should be considered in evaluating the Company and its business before purchasing the Class A Common Stock offered by this Prospectus. Such factors include, among others, the Company's ability to manage growth, a history of losses, the ability to identify, acquire and integrate acquisition targets, dependence on management, the uncertain ability to finance the Company's growth, limitations on landfill permitting and expansion and geographic concentration. For a discussion of these and certain other factors, see "Risk Factors".

                                 The Offering



Class A Common Stock offered by the Company .......... 1,600,000 shares
Class A Common Stock offered by Selling Stockholders . 1,470,580 shares
Common Stock to be outstanding after this Offering (1):
 Class A Common Stock ................................ 12,163,504 shares
 Class B Common Stock ................................ 988,200 shares
  Total .............................................. 13,151,704 shares
Nasdaq National Market symbol ........................ CWST
Use of Proceeds ...................................... Reduction of existing indebtedness, acquisi-
                                                       tions and other general corporate purposes.
                                                       The Company will not receive any proceeds
                                                       from the sale of shares of Class A Common
                                                       Stock by the Selling Stockholders. See "Use of
                                                       Proceeds".
Voting Rights ........................................ The holders of Class A Common Stock generally have rights identical to holders of
                                                       Class B Common Stock, except that holders of
                                                       Class A Common Stock are entitled to one vote
                                                       per share and holders of Class B Common
                                                       Stock are entitled to ten votes per share. Hold-
                                                       ers of all classes of Common Stock generally
                                                       will vote together as a single class on all mat-
                                                       ters presented to the stockholders for their
                                                       vote or approval except that the holders of
                                                       Class A Common Stock will at all times be
                                                       entitled to elect at least one director. See
                                                       "Description of Capital Stock--Common
                                                       Stock--Voting Rights".


------------

(1) Consists of the number of shares of Class A Common Stock and Class B Common Stock outstanding on June 15, 1998. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and may not be transferred to anyone other than a Class B Permitted Holder (as defined). See "Description of Capital Stock". Excludes: (i) 2,385,306 shares of Class A Common Stock issuable upon exercise of stock options outstanding at June 15, 1998 with a weighted average exercise price of $15.59 per share; (ii) an additional 581,133 shares reserved for issuance under the Company's 1997 Stock Incentive Plan, 1997 Employee Stock Purchase Plan and 1997 Non-Employee Director Stock Option Plan (collectively, the "Stock Plans"); and (iii) warrants to purchase 185,300 shares of Class A Common Stock at a weighted average exercise price of $4.33 per share. See "Management--Benefit Plans", "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.

  Summary Historical and Pro Forma Consolidated Financial and Operating Data

                                                                     Fiscal Year Ended April 30,
                                           --------------------------------------------------------------------------------
                                                              Restated (1)                                     (unaudited)
                                           ---------------------------------------------------                Pro Forma (2)
                                               1994         1995         1996         1997          1998          1998
                                           ------------ ------------ ------------ ------------ ------------- --------------
                                                                (in thousands, except per share data)
Statement of Operations Data:
Revenues .................................    $13,491      $23,869     $ 42,829     $ 79,532      $118,067      $119,350
Cost of operations .......................      9,640       13,721       25,137       48,057        69,878        70,907
General and administrative ...............      2,702        2,909        7,063       12,534        17,089        17,330
Merger related costs .....................         --           --           --           --           290           290
Depreciation and amortization ............      1,483        4,815        8,152       13,695        18,345        18,459
Loss on impairment of long-lived
 assets ..................................         --           --           --           --           971           971
                                              -------      -------     --------     --------      --------      --------
Operating income (loss) ..................       (334)       2,424        2,477        5,246        11,494        11,393
Interest expense, net ....................        613        1,826        2,617        4,290         6,532         4,646
Other expense (income), net ..............        207           36          (90)         923           (80)           80
                                              -------      -------     --------     --------      --------      --------
Income (loss) before provision
 (benefit) for income taxes,
 extraordinary items and cumulative
 effect of change in accounting
 principle ...............................     (1,154)         562          (50)          33         5,042         6,667
Provision (benefit) for income taxes .....       (441)         220          144          452         2,385         3,046
Extraordinary items ......................         --           --          326           --            --            --
Change in accounting principle ...........        124           --           --           --            --            --
                                              -------      -------     --------     --------      --------      --------
Net income (loss) ........................    $  (837)     $   342     $   (520)    $   (419)     $  2,657      $  3,621
Accretion of preferred stock and put
 warrants ................................         --       (2,380)      (2,967)      (8,530)       (5,738)           --
                                              -------      -------     --------     --------      --------      --------
Net income (loss) applicable to
 common stockholders .....................    $  (837)     $(2,038)    $ (3,487)    $ (8,949)     $ (3,081)     $  3,621
                                              =======      =======     ========     ========      ========      ========
Basic net income (loss) per common
 share ...................................    $ (0.35)     $ (0.70)    $  (1.06)    $  (2.29)        (0.39)     $   0.32
Basic weighted average common
 shares outstanding (3) ..................      2,355        2,900        3,279        3,913         7,912        11,375
Diluted net income (loss) per
 common share ............................    $ (0.35)     $ (0.70)    $  (1.06)    $  (2.29)     $  (0.39)     $   0.29
Diluted weighted average common
 shares outstanding (3) ..................      2,355        2,900        3,279        3,913         7,912        12,459
Other Operating Data:
EBITDA (4) ...............................    $ 1,149      $ 7,239     $ 10,629     $ 18,941      $ 30,810      $ 30,823
                                              =======      =======     ========     ========      ========      ========
Capital expenditures .....................    $   843      $ 3,731     $ 10,750     $ 16,971      $ 24,652
                                              =======      =======     ========     ========      ========
Cash flows from operating activities .....    $ 1,559      $ 4,978     $  8,642     $ 14,765      $ 19,447
                                              =======      =======     ========     ========      ========
Cash flows from investing activities .....    $(2,270)     $(9,187)    $(28,209)    $(52,641)     $(56,499)
                                              =======      =======     ========     ========      ========
Cash flows from financing activities .....    $ 1,007      $ 4,547     $ 19,272     $ 38,755      $ 37,649
                                              =======      =======     ========     ========      ========


                                                                   April 30, 1998
                                                             --------------------------
                                                                                As
                                                               Actual      Adjusted (5)
                                                             ----------   -------------
                                                                   (in thousands)
Balance Sheet Data:
Cash and cash equivalents ................................    $  1,946       $  1,946
Working capital ..........................................       3,818          4,146
Total assets .............................................     189,033        189,033
Long-term obligations, net of current maturities .........      74,833         34,349
Total stockholders' equity ...............................      81,860        122,672


(1) The Company has restated issued audited consolidated statements of operations and consolidated statements of cash flows to reflect the merger with All Cycle consummated on December 19, 1997, accounted for using the pooling of interests method of accounting.

(2) Pro forma to give effect to:

    (i) the acquisition of substantially all of the assets of H.C. Gobin, Inc. in fiscal 1998 (the "Gobin acquisition") as if it had occurred on May 1, 1997,

   (ii) the application of the net proceeds from the November Offering as if it had closed on May 1, 1997 and

  (iii) the elimination of accretion charges related to the series preferred stock and put warrants, none of which were outstanding after the November Offering.

    No pro forma adjustments have been made to reflect the impact of this Offering.

(3) Computed on the basis described in Note 3 of Notes to Consolidated Financial Statements.

(4) EBITDA is defined as operating income plus depreciation and amortization and loss on impairment of long-lived assets. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with generally accepted accounting principles ("GAAP"). Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital or capital expenditures, or to react to changes in the Company's industry or to the economy generally. The Company believes that EBITDA is a measure commonly used by lenders and certain investors to evaluate a company's performance in the solid waste industry. The Company also believes that EBITDA data may help to understand the Company's performance because such data may reflect the Company's ability to generate cash flows, which is an indicator of its ability to satisfy its debt service, capital expenditure and working capital requirements. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not be comparable to similarly-titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly-titled measures reported by other companies. For more information about the Company's cash flows, see the consolidated statements of cash flows in the Consolidated Financial Statements.

(5) Adjusted to give effect to the sale of the Class A Common Stock offered by the Company pursuant to this Offering, after deducting the underwriting discount and estimated Offering expenses payable by the Company, and the application of net proceeds therefrom.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the shares of Class A Common Stock offered by this Prospectus. This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, with respect to, among other things, the Company's future revenues, operating income, or earnings per share. Without limiting the foregoing, any statements contained in this Prospectus that are not statements of historical fact may be deemed to be forward-looking statements, and the words "believes", "anticipates", "plans", "expects" and similar expressions are intended to identify forward-looking statements. There are a number of factors of which the Company is aware that may cause the Company's actual results to vary materially from those forecast or projected in any such forward-looking statement, certain of which are beyond the Company's control. These factors include, without limitation, those described in this "Risk Factors" section. The Company's failure to address successfully any of these factors could have a material adverse effect on the Company's results of operations.

Ability to Manage Growth

     The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable fully-integrated solid waste services companies. Consequently, the Company may experience periods of rapid growth. Such growth, if it were to occur, could place a significant strain on the Company's management and on its operational, financial and other resources. Any failure to expand its operational and financial systems and controls or to recruit appropriate personnel in an efficient manner at a pace consistent with such growth would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Strategy".

History of Losses

     The Company incurred net losses in fiscal 1996 and fiscal 1997. The net loss was $519,541 in fiscal 1996 (including the write-off of unamortized issuance costs of $326,308 (net of $168,098 income tax benefit) associated with certain subordinated debt) and $419,123 in fiscal 1997 (including non-recurring expenses of approximately $650,000 incurred in connection with the settlement of certain litigation naming the Company). As of April 30, 1998, the Company's accumulated deficit was approximately $14 million. Although the Company was profitable for fiscal 1998, there can be no assurance that the Company will be profitable in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Ability to Identify, Acquire and Integrate Acquisition Targets

     To date, the Company has grown principally through acquiring and integrating independent solid waste collection, transfer and disposal operations. The Company's strategy envisions that a substantial part of the Company's future growth will come from acquiring and integrating similar operations. There can be no assurance that the Company will be able to identify suitable acquisition candidates and, once identified, to negotiate successfully their acquisition at a price or on terms and conditions favorable to the Company, or to integrate the operations of such acquired businesses with the Company. In addition, the Company competes for acquisition candidates with other entities, some of which have greater financial resources than the Company. Failure by the Company to implement successfully its acquisition strategy would limit the Company's growth potential. See "Business--Strategy" and "--Acquisition Program".

     The consolidation and integration activity in the solid waste industry in recent years, as well as the difficulties, uncertainties and expenses relating to the development and permitting of solid waste landfills and transfer stations, has increased competition for the acquisition of existing solid waste collection, transfer and disposal operations. Increased competition for acquisition candidates may result in fewer acquisition opportunities being made available to the Company as well as less advantageous acquisition terms, including increased purchase prices. The Company also believes that a significant factor in its ability to consummate acquisitions will be the relative attractiveness of shares of the Company's Class A Common Stock as consideration for potential acquisition candidates. This attractiveness may, in large part, be dependent upon the relative market price and capital appreciation prospects of the Class A

Common Stock compared to the equity securities of the Company's competitors. If the market price of the Company's Class A Common Stock were to decline, the Company's acquisition program could be materially adversely affected.

     The successful integration of acquired businesses is important to the Company's future financial performance. The anticipated benefits from any acquisition may not be achieved unless the operations of the acquired businesses are successfully combined with those of the Company in a timely manner. The integration of any of the Company's acquisitions requires substantial attention from management. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the Company's business, financial condition and results of operations. Although the Company has successfully identified and closed acquisitions and integrated them into its organization and operations in the past, there can be no assurance that it will be able to do so in the future.

Dependence on Management

     The Company is highly dependent upon the services of the members of its senior management team, the loss of any of whom may have a material adverse effect on the Company's business, financial condition and results of operations. The Company currently maintains "key man" life insurance with respect to John W. Casella, the President, Chief Executive Officer and Chairman, and James W. Bohlig, the Senior Vice President and Chief Operating Officer, in the amount of $1.0 million each. See "Management--Executive Officers, Directors and Certain Key Employees".

     In addition, the Company's future success depends on its continuing ability to identify, hire, train, motivate and retain highly qualified personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified personnel in the future. The inability to attract and retain the necessary personnel could have a material adverse effect upon the Company's business, financial condition and results of operations.

Uncertain Ability to Finance the Company's Growth

     The Company anticipates that any future business acquisitions will be financed through cash from operations, borrowings under its revolving credit facility, the issuance of shares of the Company's Class A Common Stock and/or seller financing. If acquisition candidates are unwilling to accept, or the Company is unwilling to issue, shares of the Company's Class A Common Stock as part of the consideration for such acquisition, the Company would be required to utilize more of its available cash resources or borrowings under its revolving credit facility in order to effect such acquisitions. To the extent that cash from operations or borrowings under the Company's revolving credit facility is insufficient to fund such requirements, the Company will require additional equity and/or debt financing in order to provide the cash to effect such acquisitions. Additionally, growth through the development or acquisition of new landfills, transfer stations or other facilities, as well as the ongoing maintenance of such landfills, transfer stations or other facilities, may require substantial capital expenditures. There can be no assurance that the Company will have sufficient existing capital resources or will be able to raise sufficient additional capital resources on terms satisfactory to the Company, if at all, in order to meet any or all of the foregoing capital requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

     The terms of the Company's revolving credit facility require the Company to obtain the consent of the lending banks prior to consummating acquisitions of other businesses for cash consideration (including all liabilities assumed) in excess of $10 million. Furthermore, the revolving credit facility contains various financial covenants predicated on the Company's present and projected financial condition. In the event future operations differ materially from that which is anticipated, the Company may no longer be able to meet the tests provided in the covenants contained in the revolving credit facility. A failure to meet such covenants or the occurrence of other events may result in a default under such credit facility. A default could result in acceleration of the repayment of the debt incurred thereunder which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

     The registration statement of which this prospectus is a part also registers the issuance or resale from time to time of up to 2,000,000 shares of the Company's Class A Common Stock in connection with the purchase of one or more acquisitions of companies, businesses or assets complementary to the Company's existing business.

Limitations on Landfill Permitting and Expansion

     The Company's operating program depends on its ability to expand the landfills it owns and leases and to develop new landfill sites. In some areas, suitable land for new sites or expansion of the Company's existing landfill sites may be unavailable. There can be no assurance that the Company will be successful in obtaining new landfill sites or expanding the permitted capacity of any of its current landfills once its remaining disposal capacity has been consumed.

     The process of obtaining required permits and approvals to operate and expand solid waste management facilities, including landfills and transfer stations, has become increasingly difficult and expensive, often taking several years, requiring numerous hearings and compliance with zoning, environmental and other requirements, and often being subject to resistance from citizen, public interest or other groups. There can be no assurance that the Company will succeed in obtaining or maintaining the permits it requires to expand or that such permits will not contain onerous terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. The Company's landfill in Vermont is subject to state regulations and practices that generally do not allow permits for more than five years of expected annual capacity.

     Local laws and ordinances also may affect the Company's ability to obtain permits to expand its landfills. The town of Bethlehem, New Hampshire, where one of the landfills operated by the Company is located, has an ordinance which prohibits the expansion of any landfills not operated by the town of Bethlehem. A proposal to amend this ordinance was defeated by Bethlehem voters in March 1997 and March 1998, and it is not anticipated that another vote will take place until at least March 1999. The estimated total remaining permitted disposal capacity of the landfill may be exhausted before the next vote takes place. Furthermore, certain phases of expansion at the Company's SERF landfill in Hampden, Maine will require the town of Hampden to amend a local ordinance.


     In May 1998, the Company acquired the Hyland landfill in Angelica, Allegany County, New York. The Company has received a permit from the State of New York DEC for approximately 1,500,000 tons of disposal capacity at this facility. On July 17, 1998, the Hyland facility was served with a notice of petition and petition filed against the DEC and the Company in New York State Supreme Court, Erie County by The Concerned Citizens of Allegany County. The lawsuit challenges the decision of the Commissioner of the DEC issued on March 6, 1998 and the permit modification issued based upon that decision that collectively authorized the disposal of municipal solid waste and industrial waste at the facility. The proceeding is a summary proceeding that is expected to be decided on an expedited basis, and the issues raised in such petition are the same as those raised by the petitioners in administrative proceedings conducted by the New York DEC and rejected by both the administrative law judge and the DEC Commissioner. The Company believes the lawsuit is without merit and intends to vigorously contest the lawsuit. In the event the lawsuit is successful, the Company could be prevented from disposing of municipal solid waste and industrial waste until it complies with the additional procedures with the DEC and a new permit modification is issued. There can be no assurance that a new permit modification will be issued under such circumstances or that the process of obtaining such permit would not be lengthy. The failure of the Company to obtain a permit modification or a significant delay in obtaining such permit could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Legal Proceedings".

     The Town of Angelica, New York, has adopted certain laws which would require the Company to obtain an additional permit from the Town of Angelica for the operation of the Hyland landfill, would prohibit the expansion of the landfill, would prevent the disposal of yard waste and may preclude the disposal of industrial waste at that facility. The Company has filed a lawsuit against the Town of Angelica seeking to set aside the enforcement of the law, and a preliminary injunction has been issued in favor of the Company.

If the Company is not successful in its lawsuit, and if the Town of Angelica seeks to enforce the law by its terms, then the Company would be required to obtain an additional permit from the Town of Angelica to operate the Hyland landfill, the expansion of the landfill beyond the currently permitted capacity would be prohibited, and the Company would be unable to dispose of yard waste and may be precluded from disposing of industrial waste at the landfill. There can be no assurance that such limitations would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not yet begun accepting waste at the Hyland landfill. See "Business--Legal Proceedings".


     At June 15, 1998, the estimated total remaining permitted disposal capacity of the five landfills owned and/or operated by the Company was approximately 4,272,000 tons (including the approximately 1,500,000 tons at the Company's Hyland landfill) with approximately 5,360,000 additional tons of disposal capacity in various stages of permitting. In the event the Company exhausts its permitted capacity at a landfill, in addition to limiting its ability to expand internally, the Company would be required to cap and close that landfill and the Company could be forced to dispose of collected waste at more distant landfills or at landfills operated by its competitors. The resulting increased cost could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Operations--Landfills".


Geographic Concentration Risks

     The Company's operations and customers are located in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania. Therefore, the Company's business, financial condition and results of operations are susceptible to downturns in the general economy in this geographic region and other factors affecting the region such as state regulations and severe weather conditions. In addition, as the Company expands in its existing markets, opportunities for growth within these regions will become more limited. The costs and time involved in permitting and the scarcity of available landfills will make it difficult for the Company to expand vertically in these markets. There can be no assurance that the Company will complete a sufficient number of acquisitions in other markets to lessen its geographic concentration. See "Business--Service Area".

Seasonality of Business Impacts Quarterly Operating Results

     The Company's revenues have historically been lower during the months of November through March. This seasonality reflects the lower volume of solid waste during the late fall, winter and early spring months primarily because:
(i) the volume of solid waste relating to construction and demolition activities decreases substantially during the winter months in the northeastern United States, and (ii) decreased tourism in Vermont, Maine and eastern New York during the winter months tends to lower the volume of solid waste generated by commercial and restaurant customers, which is partially offset by the winter ski industry. Since certain of the Company's operating and fixed costs remain constant throughout the fiscal year, operating income is therefore impacted by a similar seasonality. In addition, particularly harsh weather conditions could result in increased operating costs to certain of the Company's operations. There can be no assurance that future seasonal and quarterly fluctuations will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Fluctuations in Quarterly Results; Potential Stock Price Volatility

     The Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. Due to a variety of factors, including general economic conditions, governmental regulatory action, acquisitions, capital expenditures and other costs related to the expansion of operations and services and pricing changes (including the market price of commodities such as recycled materials), it is possible that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the Company's Class A Common Stock price could be materially adversely affected. The market price of the Class A Common Stock may be highly volatile and is likely to be affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of new acquisitions or contracts by the Company, its competitors or their customers, government regulatory action, general market conditions and other factors. Also, the market price of the Class A Common Stock may be affected by factors affecting the waste management industry in which the Company competes. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that have often been unrelated to the operating performance of companies whose securities are publicly traded; yet, these broad market fluctuations may also adversely affect the market price of the publicly traded securities of such companies, including the Company's Class A Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been commenced against such companies. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on the Company's business, financial condition and results of operations. Any adverse determination in such litigation could also subject the Company to significant liabilities.

Highly Competitive Industry

     The solid waste services industry is highly competitive, is undergoing a period of increasingly rapid consolidation, and requires substantial labor and capital resources. Certain of the markets in which the Company competes or will likely compete are served by one or more of the large national solid waste companies, as well as numerous regional and local solid waste companies of varying sizes and resources. The Company also competes with operators of alternative disposal facilities, including incinerators, and with counties, municipalities, and solid waste districts that maintain their own waste collection and disposal operations. These counties, municipalities, and solid waste districts may have financial advantages due to the availability to them of user fees, similar charges or tax revenues and the greater availability to them of tax-exempt financing. Intense competition exists not only to provide services to customers but also to acquire other businesses within each market. Certain of the Company's competitors have significantly greater financial and other resources than the Company. From time to time, these or other competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may either require the Company to reduce the pricing of its services or result in the Company's loss of business. As is generally the case in the industry, municipal contracts are subject to periodic competitive bidding. There can be no assurance that the Company will be the successful bidder to obtain or retain these contracts. The Company's inability to compete with larger and better capitalized companies, or to replace municipal contracts lost through the competitive bidding process with comparable contracts or other revenue sources within a reasonable time period, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition".

Comprehensive Government Regulation

     The Company is subject to extensive and evolving environmental, zoning and other laws and regulations which have become increasingly stringent in recent years. These laws and regulations impose substantial costs on the Company and affect the Company's business in many ways, including as set forth below and under "Business--Regulation".

     In connection with its ownership and operation of landfills and transfer stations, the Company is required to obtain, comply with and maintain in effect one or more licenses or permits as well as zoning, environmental and/or other land use approvals. These licenses or permits and approvals are difficult and time consuming to obtain and renew and are frequently opposed by public officials, groups of private citizens, or both. There can be no assurance that the Company will succeed in obtaining, complying with and maintaining in effect the permits and approvals required for the continued operation and growth of its landfills and transfer stations, and the failure of the Company to obtain, comply with or maintain in effect a permit or approval significant to its landfills or transfer stations could have a material adverse effect on the Company's business, financial condition and results of operations.

     The design, construction, operation and closure of landfills is extensively regulated. These include, among others, the regulations establishing minimum Federal requirements promulgated by the U.S. Environmental Protection Agency ("EPA") in October 1991 under Subtitle D (the "Subtitle D Regulations") of the Resource Conservation and Recovery Act of 1976 (the "RCRA"). Government assertions that the

Company failed to comply with regulations has resulted in the payment by the Company of three civil penalties (in the aggregate less than $100,000 in its 23-year operating history). Failure to comply with these regulations could require the Company to undertake costly and time consuming investigatory or remedial activities, to curtail operations, to close a landfill temporarily or permanently, and to defend itself against enforcement actions brought by and pay civil penalties imposed by EPA or state regulatory agencies. Changes in these regulations could require the Company to modify, supplement or replace equipment or facilities at costs which may be substantial. The failure of regulatory agencies to enforce these regulations vigorously or consistently may give an advantage to competitors of the Company whose facilities do not comply with the Subtitle D Regulations or their state counterparts. The Company's financial obligations arising from any failure to comply with these regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Certain licenses, permits and approvals may limit the types of waste the Company may accept at a landfill or the quantity of waste it may accept at a landfill during a given time period. In addition, certain licenses, permits and approvals, as well as certain state and local regulations, may seek to limit a landfill to accepting waste that originates only from specified geographic areas or seek to prohibit the landfill from importing out-of-state waste or otherwise discriminate against waste originating outside of a defined geographic area. The Company's Clinton County landfill is not permitted to receive waste from certain geographic regions in New York. Generally, restrictions on importing out-of-state waste have not withstood judicial challenge. However, from time to time, Federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although no such Federal legislation has been enacted, if such Federal legislation should be enacted in the future, states in which the Company operates landfills could act to limit or prohibit the Company from importing out-of-state waste. Such actions could adversely affect any of the Company's landfills that receive a significant portion of waste originating from other states and thereby have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, certain states and localities may for economic or other reasons restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the United States Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to limit the amount of waste that could be taken out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions. In addition, the aforementioned Federal legislation that has from time to time been proposed could, if enacted, allow states and localities to impose flow control restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may adversely affect the Company's ability to operate its landfills at their full capacity and/or affect the prices that the Company can charge for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

     Businesses that provide waste services, including the Company, are frequently subject in the normal course of operations to judicial and administrative proceedings involving Federal, state or local agencies or citizens' groups. These proceedings, based on violations or alleged violations of environmental laws or regulations, may seek to impose fines or penalties on the Company or to revoke, suspend, modify or deny renewal of the Company's operating permits, approvals or licenses, or require that the Company make expenditures to remediate potential environmental problems relating to waste transported, disposed of or stored by the Company or its predecessors, or resulting from its or its predecessors' operations. Any adverse outcome in these proceedings could have a material adverse effect on the Company's business, financial condition and results of operations and may subject the Company to adverse publicity. The Company also may be subject to actions brought by individuals or community groups in connection with the permitting, approving or licensing of its operations. See "--Potential Environmental Liability".

Potential Environmental Liability

     The Company may be subject to liability for environmental damage, including personal injury and property damage, that its solid waste facilities may cause to neighboring property owners, particularly as a result of the contamination of drinking water sources or soil, possibly including damage resulting from conditions existing or commencing before the Company acquired the facilities. The Company may also be subject to liability for similar claims arising from off-site environmental contamination caused by pollutants or hazardous substances if the Company or its predecessors arranged to transport, treat or dispose of those materials. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Regulation".

     The Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), imposes strict, joint and several liability on the present owners and operators of facilities from which a release of hazardous substances into the environment has occurred or is threatened, as well as any party that owned or operated the facility at the time of disposal of the hazardous substances, regardless of when the hazardous substance was first detected. Similar liability is imposed upon the generators of waste which contains hazardous substances and upon hazardous substance transporters that select the treatment, storage or disposal site. All such persons, who are referred to as potentially responsible parties ("PRPs"), generally are jointly and severally liable for the expense of waste site investigation, waste site cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with all relevant laws and regulations. These costs can be very substantial. Furthermore, such liability can be based upon the existence of only very small amounts of "hazardous substances", as defined in CERCLA, which is a much broader category of substances than "hazardous wastes", as defined in RCRA. The states in which the Company operates have laws similar to CERCLA which also impose environmental liability on broad classes of parties. Although the Company is not in the business of transporting or disposing of hazardous waste, it is possible that hazardous substances have in the past, or may in the future, come to be located in landfills with which the Company has been associated as a generator or transporter of waste or as an owner or operator of the landfill. If EPA ever determines that remedial measures under CERCLA or RCRA are appropriate at any of these sites or operations, if a state agency makes such a finding under similar state law, or if a third party brings a private cost-recovery or contribution action with respect to remedial costs incurred, the Company could be subject to substantial liability which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Regulation".

     With respect to each business that the Company acquires or has acquired, there may be liabilities that the Company fails to or is unable to discover, including liabilities arising from waste transportation or disposal activities or noncompliance with environmental laws by prior owners, and for which the Company, as a successor owner, may be legally responsible. Representations, warranties and indemnities from the sellers of such businesses, if obtained and if legally enforceable, may not cover fully the resulting environmental or other liabilities due to their limited scope, amount or duration, the financial limitations of the warrantor or indemnitor or other reasons. Certain environmental liabilities, even though expressly not assumed by the Company, may nonetheless be imposed on the Company under certain legal theories of successor liability, particularly under CERCLA. The Company's insurance program does not cover liabilities associated with any environmental cleanup or remediation of the Company's own sites. An uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Acquisition Program".

Potential Inadequacy of Accruals for Closure and Post-Closure Costs

     The Company will have material financial obligations relating to closure and post-closure costs of its existing landfills and any disposal facilities which it may own or operate in the future. In addition to the landfills currently operated by the Company, the Company owns and/or operated five unlined landfills which are not currently in operation. Three of these landfills have been closed and capped by the Company, and a fourth is in the final stages of obtaining governmental closure design approval. The fifth unlined landfill, a municipal landfill which is adjacent to the Subtitle D Clinton County landfill being operated by the Company, was operated by the Company from July 1996 through July 1997. The Company completed the closure and capping activities at this landfill in September 1997. Clinton County has indemnified the Company for environmental liabilities arising from materials disposed of at that unlined landfill prior to its operation by the Company. The Company has provided and will in the future provide accruals for financial obligations relating to closure and post-closure costs of its owned or operated landfills (generally for a term of 30 years after final closure of a landfill) based on engineering estimates of consumption of permitted landfill airspace over the useful life of any such landfill. There can be no assurance that the Company's financial obligations for closing or post-closing costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to trust funds established for such purpose. Such a circumstance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Operations--Landfills".

Inability to Obtain Performance or Surety Bonds, Letters of Credit or Insurance

     Municipal solid waste collection contracts and landfill closure obligations may require performance or surety bonds, letters of credit, or other means of financial assurance to secure contractual performance. If the Company were unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts conditioned upon the contractor having adequate insurance coverage. Accordingly, the failure of the Company to obtain performance or surety bonds, letters of credit or other means of financial assurance or to maintain adequate insurance coverage could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Risk Management, Insurance and Performance or Surety Bonds".

Incurrence of Charges

     In accordance with GAAP, the Company capitalizes certain expenditures and advances relating to acquisitions, pending acquisitions and landfills. Indirect acquisition costs, such as executive salaries, general corporate overhead, public affairs and other corporate services, are expensed as incurred. The Company's policy is to charge against earnings any unamortized capitalized expenditures and advances (net of any portion thereof that the Company estimates will be recoverable, through sale or otherwise) relating to any operation that is permanently shut down or has not generated or is not expected to generate sufficient cash flow, any pending acquisition that is not consummated and any landfill development project that is not expected to be successfully completed. Therefore, the Company may be required to incur a charge against earnings in future periods, which charge, depending upon the magnitude thereof, could have a material adverse effect on the Company's business, financial condition and results of operations. Because of continuing losses at the Company's waste tire processing facility, located in Eliot, Maine, in the fourth quarter of fiscal 1998 the Company wrote-down the carrying value of the assets of that business in the amount of $971,000. There can be no assurance that the Company will not incur additional losses relating to the continued operation of the waste tire processing facility, including in the event of, among other reasons, a weakening of the market for tire derived fuel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 of Notes to Consolidated Financial Statements.

Control by Casellas and Anti-takeover Effect of Class B Common Stock

     The holders of Class B Common Stock of the Company are entitled to ten votes per share, whereas the holders of Class A Common Stock are entitled to one vote per share. At June 15, 1998, an aggregate of 988,200 shares of Class B Common Stock, representing 9,882,000 votes, were outstanding, all of which were beneficially owned by John W. Casella, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, or by Douglas R. Casella, the Vice Chairman of the Board of Directors of the Company (together, the "Casellas"). Upon completion of this Offering, the Casellas together will beneficially own shares representing approximately 51% of the aggregate votes to be cast. As a result, the Casellas, if acting together, will be able to control the election of all but one member of the Board of Directors and the outcome of other matters submitted for stockholder consideration, including, without limitation, matters involving the control of the Company, irrespective of how other stockholders may vote. This concentration of ownership and voting control may have the effect of delaying or preventing a change of control of the Company which may be favored by the Company's other stockholders. There can be no assurance that the Casellas' ability to prevent or cause a change in control of the Company will not have a material adverse effect on the market price of the Class A Common Stock. Shares of Class B Common Stock will automatically convert into shares of Class A Common Stock in the event they cease to be held by Class B Permitted Holders (as defined) and under certain other circumstances. The Casellas have certain contractual relationships with the Company. See "Certain Transactions" for a discussion of contractual relations between the Casellas and the Company. See also "Principal and Selling Stockholders" and "Description of Capital Stock".

Anti-Takeover Effect of Certain Charter and By-Law Provisions and Delaware Law

     The Company's Amended and Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") and Amended and Restated By-Laws (the "Restated By-Laws") provide for the Company's Board to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Company's Board is be elected each year. The classified board is designed to ensure continuity and stability in the board's composition and policies in the event of a hostile takeover attempt or proxy contest. The classified board would extend the time required to effect any changes in control of the Company's Board and may tend to discourage any hostile takeover bid for the Company. Because only a minority of the directors will be elected at each annual meeting, it would normally take at least two annual meetings for holders of even a significant majority of the Company's voting stock to effect a change in the composition of a majority of the Company's Board, absent approval of the Company's Board. Because of the additional time required to change the composition of the Company's Board, a classified board may also make the removal of incumbent management more difficult, even if such removal would be beneficial to stockholders generally, and may tend to discourage certain tender offers.

     The authorized capital of the Company includes 1,000,000 shares of "blank check" Preferred Stock. The Board of Directors has the authority to issue shares of Preferred Stock and to determine the price, designation, rights, preferences, privileges, restrictions and conditions, including voting and dividend rights, of these shares of Preferred Stock without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any Preferred Stock. See "Description of Capital Stock".

     The Company's Restated Certificate of Incorporation and Restated By-Laws provide that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent, and require reasonable advance notice and other procedures to be followed by a stockholder in connection with a proposal or director nomination which such stockholder desires to present at any annual or special meeting of stockholders. Special meetings of stockholders may be called only by the President of the Company or by the Board of Directors. The Restated Certificate of Incorporation and Restated By-Laws provide that members of the Board of Directors may be removed only upon the affirmative vote of holders of shares representing at least 75% of the votes entitled to be cast. The Company is subject to the anti-takeover provision of
Section 203 of the Delaware General Corporation Law (the "Delaware Law"), which will prohibit the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. The application of
Section 203 also could have the effect of delaying or preventing a change of control of the Company. These provisions, and the provisions of the Restated Certificate of Incorporation and Restated By-Laws, may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. See "Description of Capital Stock--Preferred Stock" and "--Delaware Law and Certain Charter and By-Law Provisions".

No Dividends

     The Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's revolving line of credit restricts the payment of dividends. See "Dividend Policy".

                                 USE OF PROCEEDS


     The net proceeds to the Company from the sale of shares of Class A Common Stock offered by the Company pursuant to this Offering are estimated to be $40.8 million ($52.7 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated Offering expenses. The Company will not receive any proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders hereunder. See "Principal and Selling Stockholders".


     The Company intends to use the proceeds to repay certain indebtedness owed to sellers of businesses acquired by the Company, constituting the unpaid deferred portion of the purchase price for those businesses ("Seller Debt"), and to reduce the outstanding balance under its $150 million revolving credit facility. The Seller Debt to be repaid ranges in outstanding principal amount from approximately $38,000 to approximately $280,000, has due dates ranging from January 2000 to May 2003, and bears interest at annual rates ranging from 8% to 9.25%. The aggregate outstanding amount of Seller Debt to be repaid from the net proceeds of this Offering is not expected to exceed $1,100,000. The revolving credit facility matures in January 2003, and bears interest at varying rates. The weighted average interest rate applicable to amounts outstanding under the revolving credit facility at June 15, 1998 was approximately 6.94% per annum. At June 15, 1998, an aggregate of $73.9 million was outstanding under the revolving credit facility. The terms of the credit facility permit the Company to re-borrow under the revolving credit facility for acquisitions (subject to certain restrictions) and general corporate purposes. The Company continually evaluates potential acquisition candidates and intends to continue to pursue acquisition opportunities that may become available. See "Risk Factors--Uncertain Ability to Finance the Company's Growth", "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 5 of Notes to Consolidated Financial Statements.

                                 DIVIDEND POLICY

     No dividends have ever been declared or paid on the Company's capital stock and the Company does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company's revolving line of credit restricts the payment of dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                      MARKET PRICE OF CLASS A COMMON STOCK

     The Company's Class A Common Stock began trading on the Nasdaq National Market under the symbol "CWST" on October 29, 1997. Prior to such date, there was no established public trading market for the Company's Class A Common Stock. The following table sets forth the high and low sale prices of the Company's Class A Common Stock for the periods indicated as quoted on the Nasdaq National Market.


Period                                                            High          Low
------                                                            ----          ---
    Fiscal 1998
       Second quarter (commencing October 29, 1997) .........    $22.75        $20.25
       Third quarter ........................................    $26.375       $19.00
       Fourth quarter .......................................    $34.00        $23.75
    Fiscal 1999
       First quarter (through July 21, 1998) ................    $30.75        $24.375


     At July 21, 1998, the high and low sale prices per share of the Company's Class A Common Stock as quoted on the Nasdaq National Market were $27.875 and $27.125, respectively. At July 21, 1998 there were approximately 190 holders of record of the Company's Class A Common Stock.

                                CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of April 30, 1998 and as adjusted to reflect the issuance and sale of the shares of Class A Common Stock offered by the Company pursuant to this Offering, after deducting the underwriting discount and estimated offering expenses, and the application of the net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included elsewhere in the Prospectus.


                                                                            April 30, 1998
                                                                      ---------------------------
                                                                         Actual       As Adjusted
                                                                      ------------   ------------
                                                                            (in thousands)
Current maturities of long-term obligations .......................     $  3,076       $  2,748
                                                                        ========       ========
Long-term obligations, net of current maturities ..................       74,833         34,349
                                                                        --------       --------
Stockholders' equity:
Preferred Stock, $0.01 par value; 1,000,000 shares authorized,
 no shares issued or outstanding ..................................           --             --
Class A Common Stock, $0.01 par value; 30,000,000 shares
 authorized; 10,522,387 shares issued and outstanding, actual;
 12,122,387 shares issued and outstanding, as adjusted(1) .........          105            121
Class B Common Stock, $0.01 par value; 1,000,000 shares
 authorized; 988,200 shares issued and outstanding, actual and
 as adjusted; .....................................................           10             10
Additional paid-in capital ........................................       95,901        136,697
Accumulated deficit ...............................................      (14,156)       (14,156)
                                                                        --------       --------
     Total stockholders' equity ...................................       81,860        122,672
                                                                        --------       --------
       Total capitalization .......................................     $156,693       $157,021
                                                                        ========       ========


------------

(1) Excludes: (i) 1,595,302 shares of Class A Common Stock issuable upon exercise of stock options outstanding on April 30, 1998 with a weighted average exercise price of $8.75 per share; (ii) an additional 1,385,500 shares reserved for issuance under the Stock Plans; and (iii) warrants to purchase 190,392 shares of Class A Common Stock at a weighted average exercise price of $4.26 per share. See "Management--Benefit Plans", "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following selected consolidated financial and operating data set forth below with respect to the Company's consolidated statements of operations and cash flows for the fiscal years ended April 30, 1996, 1997 and 1998, and the consolidated balance sheets as of April 30, 1997 and 1998 are derived from the Company's consolidated financial statements included elsewhere in this Prospectus, and the consolidated statement of operations and cash flows data for the fiscal years ended April 30, 1994 and 1995 and the consolidated balance sheet data as of April 30, 1994, 1995 and 1996 are derived from the Company's consolidated financial statements, all of which statements have been audited by Arthur Andersen LLP. In December 1997, the Company completed the acquisition of All Cycle in a transaction recorded as a pooling of interests. Accordingly, the financial statements of the Company have been restated for all prior years to reflect the financial position, results of operations and cash flows of the merged entities as if they had been one company for all periods presented. The data set forth below should be read in conjunction with the Unaudited Pro Forma Consolidated Statements of Operations and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                  Fiscal Year Ended April 30,
                                          ---------------------------------------------------------------------------
                                                             Restated(1)
                                          -------------------------------------------------
                                                                                                         Pro Forma(2)
                                             1994        1995         1996         1997         1998         1998
                                          ---------- ------------ ------------ ------------ ----------- -------------
                                                             (in thousands, except per share data)
Statement of Operations Data:
Revenues ................................   $13,491     $23,869      $42,829      $79,532    $118,067      $119,350
Cost of operations ......................     9,640      13,721       25,137       48,057      69,878        70,907
General and administrative ..............     2,702       2,909        7,063       12,534      17,089        17,330
Merger related costs ....................        --          --           --           --         290           290
Depreciation and amortization ...........     1,483       4,815        8,152       13,695      18,345        18,459
Loss on impairment of long-lived
 assets .................................        --          --           --           --         971           971
                                            -------     -------      -------      -------    --------      --------
Operating income (loss) .................      (334)      2,424        2,477        5,246      11,494        11,393
Interest expense, net ...................       613       1,826        2,617        4,290       6,532         4,646
Other expense (income), net .............       207          36          (90)         923         (80)           80
                                            -------     -------      -------      -------    --------      --------
Income (loss) before provision
 (benefit) for income taxes,
 extraordinary items and
 cumulative effect of change in
 accounting principle ...................    (1,154)        562          (50)          33       5,042         6,667
Provision (benefit) for income taxes.....      (441)        220          144          452       2,385         3,046
Extraordinary items .....................        --          --          326           --          --            --
Change in accounting principle ..........       124          --           --           --          --            --
                                            -------     -------      -------      -------    --------      --------
Net income (loss) .......................   $  (837)    $   342      $  (520)     $  (419)   $  2,657      $  3,621
Accretion of preferred stock and put
 warrants ...............................        --      (2,380)      (2,967)      (8,530)     (5,738)           --
                                            -------     -------      -------      -------    --------      --------
Net income (loss) applicable to
 common stockholders ....................   $  (837)    $(2,038)     $(3,487)     $(8,949)   $ (3,081)     $  3,621
                                            =======     =======      =======      =======    ========      ========
Basic net income (loss) per common
 share ..................................   $ (0.35)    $ (0.70)     $ (1.06)     $ (2.29)   $  (0.39)     $   0.32
                                            =======     =======      =======      =======    ========      ========
Basic weighted average common
 shares outstanding (3) .................     2,355       2,900        3,279        3,913       7,912        11,375
                                            =======     =======      =======      =======    ========      ========
Diluted net income (loss) per
 common share ...........................   $ (0.35)    $ (0.70)     $ (1.06)     $ (2.29)   $  (0.39)     $   0.29
                                            =======     =======      =======      =======    ========      ========
Diluted weighted average common
 shares outstanding (3) .................     2,355       2,900        3,279        3,913       7,912        12,459
                                            =======     =======      =======      =======    ========      ========

                                                                      Fiscal Year Ended April 30,
                                           ---------------------------------------------------------------------------------
                                                                Restated(1)
                                           -----------------------------------------------------
                                                                                                                Pro Forma(2)
                                               1994         1995          1996          1997          1998          1998
                                           ------------ ------------ ------------- ------------- ------------- -------------
                                                                            (in thousands)
Other Operating Data:
EBITDA(4) ................................    $ 1,149      $ 7,239      $ 10,629      $ 18,941      $ 30,810      $30,823
                                              =======      =======      ========      ========      ========      =======
Capital expenditures .....................    $   843      $ 3,731      $ 10,750      $ 16,971      $ 24,652
                                              =======      =======      ========      ========      ========
Cash flows from operating activities......    $ 1,559      $ 4,978      $  8,642      $ 14,765      $ 19,447
                                              =======      =======      ========      ========      ========
Cash flows from investing activities .....    $(2,270)     $(9,187)     $(28,209)     $(52,641)     $(56,499)
                                              =======      =======      ========      ========      ========
Cash flows from financing activities......    $ 1,007      $ 4,547      $ 19,272      $ 38,755      $ 37,649
                                              =======      =======      ========      ========      ========

                                                                       April 30,
                                           -------------------------------------------------------------------
                                                               Restated(1)
                                           -----------------------------------------------------
                                               1994         1995          1996          1997          1998
                                           ------------ ------------ ------------- ------------- -------------
                                                                    (in thousands)
Balance Sheet Data:
Cash and cash equivalents ................    $   427      $   765      $    470      $  1,349      $  1,946
Working capital (deficit) ................       (729)      (1,393)       (2,205)       (5,577)        3,818
Property and equipment, net ..............      6,394       23,203        37,955        67,983        81,684
Total assets .............................     13,055       38,534        64,893       140,882       189,033
Long-term obligations, less current
 maturities ..............................      7,331       22,998        24,103        76,901        74,833
Redeemable preferred stock ...............         --           --        22,896        31,426            --
Redeemable put warrants (5) ..............         62        3,142           400           400            --
Total stockholders' equity (deficit) .....        738        2,338          (874)           76        81,860

------------
(1) The Company has restated issued audited consolidated financial statements to reflect the merger with All Cycle consummated on December 19, 1997, accounted for using the pooling of interests method of accounting.

(2) Pro forma to give effect to:

      (i) the Gobin acquisition as if it had occurred on May 1, 1997,

     (ii) the application of the net proceeds from the November Offering as if it had closed on May 1, 1997 and

    (iii) the elimination of accretion charges related to the series preferred stock and put warrants, none of which were outstanding after the November Offering.

    No pro forma adjustments have been made to reflect the impact of this Offering.

(3) Computed on the basis described in Note 3 of Notes to Consolidated Financial Statements.

(4) EBITDA is defined as operating income plus depreciation and amortization and loss on impairment of long-lived assets. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital or capital expenditures, or to react to changes in the Company's industry or to the economy generally. The Company believes that EBITDA is a measure commonly used by lenders and certain investors to evaluate a company's performance in the solid waste industry. The Company also believes that EBITDA data may help to understand the Company's performance because such data may reflect the Company's ability to generate cash flows, which is an indicator of its ability to satisfy its debt service, capital expenditure and working capital requirements. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not be comparable to similarly-titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly-titled measures reported by other companies. For more information about the Company's cash flows, see the consolidated statements of cash flows in the Company's Consolidated Financial Statements.

(5) Represents warrants to purchase 100,000 shares of Class A Common Stock exercisable at $6.00 per share. Pursuant to the terms of these warrants, in September 1997, warrants to purchase 25,000 shares were exercised by the holder at $6.00 per share, and warrants to purchase 75,000 shares were called by the Company at $7.00 per share.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

     The following Unaudited Pro Forma Consolidated Statements of Operations of the Company have been prepared based upon the historical Consolidated Financial Statements of the Company and the Notes thereto included elsewhere in this Prospectus and gives effect to (i) the Gobin acquisition as if it had occurred on May 1, 1997, (ii) the application of the net proceeds from the November Offering as if it had closed on May 1, 1997 and (iii) the elimination of accretion charges related to the series preferred stock and put warrants, none of which were outstanding after the November Offering. An unaudited pro forma consolidated balance sheet has not been presented as each of the pro forma transactions occurred prior to the actual balance sheet dated April 30, 1998 included in the Consolidated Financial Statements.

     The Unaudited Pro Forma Consolidated Statements of Operations should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The Unaudited Pro Forma Consolidated Statements of Operations are not necessarily indicative of the actual results of operations that would have been reported if the events described above had occurred as of May 1, 1997, nor do they purport to indicate the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the completed acquisition. In the opinion of management, all adjustments necessary to present fairly such pro forma financial results have been made.

                                                                                  (Unaudited)
                                                                       Fiscal Year Ended April 30, 1998
                                                 -----------------------------------------------------------------------------
                                                                                                     Adjustments
                                                     Casella                H.C. Gobin                Related to
                                                 --------------- --------------------------------    the November
                                                  Historical(1)   Historical(2)   Adjustments(3)       Offering      Pro Forma
                                                 --------------- --------------- ---------------- ----------------- ----------
                                                                     (in thousands, except per share data)
                                                    $118,067         $1,283           $  --            $    --      $119,350
Revenues .......................................    --------         ------           -----            -------      --------
Cost of operations .............................      69,878          1,029              --                 --        70,907
General and administrative .....................      17,089            241              --                 --        17,330
Merger related costs ...........................         290             --              --                 --           290
Depreciation and amortization ..................      18,345             96              18 (3A)            --        18,459
Loss on impairment of long-lived assets ........         971             --              --                 --           971
                                                    --------         ------           -----            -------      --------
Operating income (loss) ........................      11,494            (83)            (18)                --        11,393
Interest (income) expense, net .................       6,532             56              98 (3B)        (2,040)(4)     4,646
Other (income) expense, net ....................         (80)           160              --                 --            80
                                                    --------         ------           -----            -------      --------
Income (loss) before provision (benefit) for
 income taxes ..................................       5,042           (299)           (116)             2,040         6,667
Provision (benefit) for income taxes ...........       2,385             56            (201)(5)            806 (5)     3,046
                                                    --------         ------           -----            -------      --------
   Net income (loss) ...........................    $  2,657         $ (355)          $  85            $ 1,234      $  3,621
Accretion of preferred stock and
 put warrants ..................................      (5,738)            --              --              5,738 (6)        --
                                                    --------         ------           -----            -------      --------
Net income (loss) applicable to common
 stockholders ..................................    $ (3,081)        $ (355)          $  85            $ 6,972      $  3,621
                                                    ========         ======           =====            =======      ========
Basic net income (loss) per common
 share .........................................    $  (0.39)                                                       $   0.32
                                                    ========                                                        ========
Basic weighted average common shares
 outstanding(7) ................................       7,912                                                          11,375
                                                    ========                                                        ========
Diluted net income (loss) per common
 share .........................................    $  (0.39)                                                       $   0.29
                                                    ========                                                        ========
Diluted weighted average common shares
 outstanding(7) ................................       7,912                                                          12,459
                                                    ========                                                        ========
EBITDA(8) ......................................    $ 30,810                                                        $ 30,823
                                                    ========                                                        ========

(1) No pro forma adjustments have been made to the historical amounts for the year ended April 30, 1998 (i) to reflect the impact of the Offering or (ii) to reduce operating expenses to eliminate specific expenses that the Company believes would not have been incurred had the Gobin acquisition occurred as of May 1, 1997.

(2) Consists of the combined historical statement of revenues and direct operating expenses for H.C. Gobin, Inc. for the period of May 1, 1997 through September 5, 1997.

(3) Pro forma adjustments have been made to the historical amounts for the Gobin acquisition. The Gobin acquisition was accounted for using the purchase method of accounting for business combinations.

    (A) A pro forma adjustment has been made to reflect incremental intangible amortization expense on the excess of cost over fair market value of the assets (goodwill) acquired as if the Gobin acquisition had occurred on May 1, 1997. Goodwill is amortized over lives not exceeding 40 years, and covenants not-to-compete and customer lists are amortized over lives not exceeding 10 years.

    (B) A pro forma adjustment has been made for the year ended April 30, 1998 to reflect the additional interest expense on the incremental debt outstanding used to complete the Gobin acquisition as if such acquisition had occurred on May 1, 1997, assuming a weighted average interest rate of 8.5%.

(4) A pro forma adjustment has been made for the year ended April 30, 1998 to reflect reduced interest expense resulting from the application of net proceeds from the November Offering to reduce borrowings under the Company's credit facility as if such reduction had occurred on May 1, 1997.

(5) A pro forma adjustment has been made to adjust the pro forma provision for income taxes to a 39.5% rate on pro forma income before nondeductible intangible amortization and other nondeductible expenses.

(6) A pro forma adjustment has been made to eliminate accretion charges related to the series preferred stock and put warrants, none of which were outstanding after the November Offering.

(7) Computed on the basis described in Note 3 of Notes to Consolidated Financial Statements.

(8) EBITDA is defined as operating income plus depreciation and amortization and loss on impairment of long-lived assets. EBITDA does not represent, and should not be considered as, an alternative to net income or cash flows from operating activities, each as determined in accordance with GAAP. Moreover, EBITDA does not necessarily indicate whether cash flow will be sufficient for such items as working capital or capital expenditures, or to react to changes in the Company's industry or to the economy generally. The Company believes that EBITDA is a measure commonly used by lenders and certain investors to evaluate a company's performance in the solid waste industry. The Company also believes that EBITDA data may help to understand the Company's performance because such data may reflect the Company's ability to generate cash flows, which is an indicator of its ability to satisfy its debt service, capital expenditure and working capital requirements. Because EBITDA is not calculated by all companies and analysts in the same fashion, the EBITDA measures presented by the Company may not be comparable to similarly-titled measures reported by other companies. Therefore, in evaluating EBITDA data, investors should consider, among other factors: the non-GAAP nature of EBITDA data; actual cash flows; the actual availability of funds for debt service, capital expenditures and working capital; and the comparability of the Company's EBITDA data to similarly-titled measures reported by other companies. For more information about the Company's cash flows, see the consolidated statements of cash flows in the Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto, the Company's Unaudited Pro Forma Consolidated Statements of Operations and Notes thereto, and other financial information included elsewhere in this Prospectus.

Overview

     The Company is a regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania. The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable fully-integrated solid waste services companies.

     The Company's revenues have increased from $13.5 million for the fiscal year ended April 30, 1994, to $118.1 million for the fiscal year ended April 30, 1998. From May 1, 1994 through April 30, 1998, the Company acquired 77 solid waste collection, transfer and disposal operations. Between May 1 and June 15, 1998, the Company acquired an additional eight such businesses, including the Hyland landfill, a Subtitle D landfill in western upstate New York. All but one of these acquisitions were accounted for under the purchase method of accounting for business combinations. Under the rules of purchase accounting, the acquired companies' revenues and results of operations have been included together with those of Casella Waste Systems, Inc. from the actual dates of the acquisitions and will materially affect the period-to-period comparisons of the Company's historical results of operations. In December 1997, the Company acquired a waste collection and transfer operation in a transaction recorded as a pooling of interests. Under the rules governing poolings of interest, the financial statements of the Company have been restated for all prior years to reflect the financial position, results of operations and cash flows of the merged entities as if they had been one company for all periods presented in the accompanying financial statements.

     This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act, with respect to, among other things, the Company's future revenues, operating income, or earnings per share. There are a number of factors of which the Company is aware that may cause the Company's actual results to vary materially from those forecast or projected in any such forward-looking statement, certain of which are beyond the Company's control. These factors include, without limitation, those set forth above under the caption "Risk Factors". The Company's failure to address successfully any of these factors could have a material adverse effect on the Company's results of operations.

General

     The Company's revenues are attributable primarily to fees charged to customers for solid waste collection, landfill, transfer and recycling services. The Company derives a substantial portion of its collection revenues from commercial, industrial and municipal services that are generally performed under service agreements or pursuant to contracts with municipalities. The majority of the Company's residential collection services are performed on a subscription basis with individual households. Landfill and transfer customers are charged a tipping fee on a per ton basis for disposing of their solid waste at the Company's disposal facilities and transfer stations. The majority of the Company's landfill and transfer customers are under one-year to ten-year disposal contracts, with most having clauses for annual cost of living increases. Recycling revenues consist of revenues from the sale of recyclable commodities and from the sale of tire derived fuel. Other revenues consist primarily of revenue from waste tire tipping fees and septic/liquid waste operations. The Company's revenues are shown net of intercompany eliminations. The Company typically establishes its intercompany transfer pricing based upon prevailing market rates.

     The table below shows, for the periods indicated, the percentage of the Company's revenues attributable to services provided. The increase in the Company's collection revenues as a percentage of revenues in fiscal 1997 and fiscal 1998 is primarily attributable to the impact of the Company's acquisition of collection businesses during fiscal 1996 and fiscal 1997, as well as to internal growth through price and business volume increases. The decrease in the Company's landfill revenues and in the Company's transfer revenues as a percentage of revenues in fiscal 1997 and fiscal 1998 is mainly due to a proportionately greater increase in collection and other revenues occurring as the result of acquisitions in those areas; also, as the Company acquires collection businesses from which it previously had derived transfer revenues, the acquired revenues are recorded by the Company as collection revenues. The decline in recycling revenues as a percentage of revenues in fiscal 1997 and fiscal 1998 principally reflects an absence of acquisitions in this area coupled with a decline in recyclable commodity prices. The increase in other revenues as a percentage of revenues in fiscal 1997 and fiscal 1998 is primarily due to the Company's acquisition and integration of tire processing and septic/liquid waste operations during these periods.


                                      % of Revenues
                           ------------------------------------
                                   Year Ended April 30,
                           ------------------------------------
                              1996         1997         1998
                             -------      -------      -------
Collection .............       68.7%        69.7%        73.4%
Landfill ...............       15.8         15.5         12.4
Transfer ...............        7.1          6.5          5.8
Recycling ..............        7.4          7.1          6.5
Other ..................        1.0          1.2          1.9
                              -----        -----        -----
Total Revenues .........      100.0%       100.0%       100.0%
                              =====        =====        =====


     Cost of operations includes labor, tipping fees paid to third party disposal facilities, fuel, maintenance and repair of vehicles and equipment, worker's compensation and vehicle insurance, the cost of purchasing materials to be recycled, third party transportation expense, district and state taxes, host community fees and royalties. Landfill operating expenses also include a provision for closure and post-closure expenditures anticipated to be incurred in the future, and leachate treatment and disposal costs.

     General and administrative expenses include management, clerical and administrative compensation and overhead, professional services and costs associated with the Company's marketing and sales force and community relations expense.

     Depreciation and amortization expense includes depreciation of fixed assets over the estimated useful life of the assets using the straight line method, amortization of landfill airspace assets under the units-of-production method, and the amortization of goodwill and other intangible assets using the straight line method. The amount of landfill amortization expense related to airspace consumption can vary materially from landfill to landfill depending upon the purchase price and landfill site and cell development costs. The Company depreciates all fixed and intangible assets (excluding non-depreciable land) down to a zero net book value, and does not apply a salvage value to any of its fixed assets.

     Certain direct landfill development costs, such as engineering, permitting, legal, construction and other costs directly associated with expansion of existing landfills, are capitalized by the Company. Additionally, the Company also capitalizes certain third party expenditures related to pending acquisitions, such as legal and engineering. The Company will have material financial obligations relating to closure and post-closure costs of its existing landfills and any disposal facilities which it may own or operate in the future. The Company has provided and will in the future provide accruals for future financial obligations relating to closure and post-closure costs of its landfills (generally for a term of 30 years after final closure of a landfill) based on engineering estimates of consumption of permitted landfill airspace over the useful life of any such landfill. There can be no assurance that the Company's financial obligations for closure or post-closure costs will not exceed the amount accrued and reserved or amounts otherwise receivable pursuant to trust funds. The Company routinely evaluates all such capitalized costs, and expenses those costs related to projects not likely to be successful. Internal and indirect landfill development and acquisition costs, such as executive and corporate overhead, public relations and other corporate services, are expensed as incurred. See "Risk Factors--Incurrence of Charges".

Results of Operations

     The following table sets forth for the periods indicated the percentage relationship that certain items from the Company's Consolidated Financial Statements bear in relation to revenues.


                                                                      % of Revenues
                                                         ---------------------------------------
                                                                  Year ended April 30,
                                                         ---------------------------------------
                                                             1996          1997          1998
                                                            ------        ------        ------
Revenues .............................................       100.0%        100.0%        100.0%
Cost of operations ...................................        58.7          60.4          59.2
General and administrative ...........................        16.5          15.8          14.5
Merger related costs .................................          --            --           0.2
Depreciation and amortization ........................        19.0          17.2          15.6
Loss on impairment of long-lived assets ..............          --            --           0.8
Operating income .....................................         5.8           6.6           9.7
Interest expense, net ................................         6.1           5.4           5.5
Other (income) expenses, net .........................        (0.2)          1.1          (0.1)
Provision for income taxes ...........................         0.3           0.6           2.0
Net income (loss) before extraordinary items .........        (0.4)         (0.5)          2.3
                                                             -----         -----         -----
EBITDA* ..............................................        24.8%         23.8%         26.1%
                                                             =====         =====         =====


     * See discussion and computation of EBITDA below.

Fiscal Year Ended April 30, 1998 versus April 30, 1997

     Revenues. Revenues increased $38.5 million, or 48.5%, to $118.1 million in fiscal 1998 from $79.6 million in fiscal 1997. Approximately $33.4 million of the increase was attributable to the impact of businesses acquired throughout fiscal 1997 and fiscal 1998. In addition, approximately $4.7 million of the increase was attributable to internal volume and price growth. The balance of the increase of approximately $400,000 was due to higher average recyclable commodity prices in fiscal 1998 versus fiscal 1997.

     Cost of operations. Cost of operations increased approximately $21.8 million, or 45.4%, to $69.9 million in fiscal 1998 from $48.1 million in fiscal 1997, an increase corresponding primarily to the Company's revenue growth described above. Cost of operations as a percentage of revenues decreased to 59.2% in fiscal 1998 from 60.4% in fiscal 1997. The decrease was primarily the result of: (i) productivity improvements in the Company's collection operations as a result of better route density from acquisitions, routing efficiencies through route audits and front-end loader vehicle conversions completed throughout fiscal 1998; and (ii) margin improvements because of price increases in fiscal 1998.

     General and administrative. General and administrative expenses increased approximately $4.6 million, or 36.3%, to $17.1 million in fiscal 1998 from $12.5 million in fiscal 1997. General and administrative expenses as a percentage of revenues decreased to 14.5% in fiscal 1998 from 15.8% in fiscal 1997 due primarily to improved economies of scale related to the significant increase in revenues.

     Merger related costs. Merger related costs consist of legal and professional fees associated with the All Cycle pooling of interests, as well as bonus payments made to All Cycle management personnel in consideration of the pending merger.

     Depreciation and amortization. Depreciation and amortization expense increased $4.7 million, or 34.0%, to $18.3 million in fiscal 1998 from $13.7 million in fiscal 1997. As a percentage of revenues, depreciation and amortization expense decreased to 15.6% in fiscal 1998 from 17.2% in fiscal 1997. The decrease in depreciation and amortization expense as a percentage of revenues was primarily the result of: (i) the increase as a percentage of the total revenues in fiscal 1998 of the Company's collection operations, which have lower depreciation and amortization expenses than the Company's other operations; and (ii) lower amortization expense at the Company's Waste USA landfill in Coventry, Vermont due to the landfill receiving a permit for expansion in fiscal 1998, which allows the Company to write off the landfill assets over a longer period.

     Loss on Impairment of Long-Lived Assets. The Company recognized a loss on impairment of long-lived assets in the fourth quarter of fiscal 1998 in the amount of $971,000. The impairment charge was a non-cash charge to write down the assets of the Company's waste tire processing facility in Eliot, Maine to fair market value as of April 30, 1998, because of continuing losses of that facility. Due to pressures on the Company's tire derived fuel customers to meet the requirements of the Clean Air Act, the Company believes that in the future these customers will replace tire derived fuel with natural gas as a fuel, and, therefore, the future undiscounted cash flows will be less than the carrying value of the waste tire processing facility before the charge.

     Interest expense, net. Net interest expense increased approximately $2.2 million, or 52.3% to $6.5 million in fiscal 1998 from $4.3 million in fiscal 1997. This increase primarily reflects increased average indebtedness in fiscal 1998 principally incurred in connection with acquisitions. The Company capitalized a total of $137,535 in interest expense in fiscal 1998, down from a total of $182,418 in fiscal 1997.

     Other (income) expense, net. Net other (income) expense has not historically been material to the Company's results of operations. However, during fiscal 1997, the Company settled a lawsuit for $450,000 and also paid approximately $200,000 in attorneys fees in connection with such settlement. Additionally, the Company wrote off $283,000 in recycling assets that were deemed to have no value in fiscal 1997.

     Provision for income taxes. Provision for income taxes increased approximately $1.9 million, or 427.7%, to $2.4 million in fiscal 1998 from $500,000 in fiscal 1997. This increase reflects the Company's increase in profits in fiscal 1998, compared to losses in prior years. See Note 8 of Notes to Consolidated Financial Statements.

Fiscal Year Ended April 30, 1997 versus April 30, 1996

     Revenues. Revenues increased $36.7 million, or 85.6%, to $79.5 million in fiscal 1997 from $42.8 million in fiscal 1996. Approximately $33.6 million of the increase was attributable to the impact of businesses acquired throughout fiscal 1996 and fiscal 1997. In addition, approximately $4.1 million of the increase was attributable to internal growth, primarily through volume increases. The effect of these revenue increases was partially offset by a decrease of approximately $1.0 million due to lower recyclable commodity prices in fiscal 1997 versus fiscal 1996.

     Cost of operations. Cost of operations increased $22.9 million, or 91.1%, to $48.1 million in fiscal 1997 from $25.1 million in fiscal 1996, an increase corresponding primarily to the Company's revenue growth described above. Cost of operations as a percentage of revenues increased to 60.4% in fiscal 1997 from 58.7% in fiscal 1996. The increase was primarily the result of: (i) an increase in collection operations, which have higher operating costs than other operations, as a percentage of the Company's total operations as a result of acquisitions completed in fiscal 1996 and fiscal 1997; (ii) lower margins in recycling services due to lower commodity prices in fiscal 1997; and (iii) start-up and transitional expenses related to the acquisitions completed in fiscal 1997. The Company has historically expensed all costs related to post acquisition start-up and transitional expenditures.

     General and administrative. General and administrative expenses increased approximately $5.5 million, or 77.4%, to $12.5 million in fiscal 1997 from $7.1 million in fiscal 1996. General and administrative expenses as a percentage of revenues decreased to 15.8% in fiscal 1997 from 16.5% in fiscal 1996 due to improved economies of scale related to the significant increase in revenues, and operating enhancements made to certain acquired operations.

     Depreciation and amortization. Depreciation and amortization expense increased approximately $5.5 million, or 67.9%, to $13.7 million in fiscal 1997 compared to $8.2 million in fiscal 1996. As a percentage of revenues, depreciation and amortization expense decreased to 17.2% during fiscal 1997 from 19.0% in fiscal 1996. The decrease in depreciation and amortization expense as a percentage of revenues was primarily the result of an increase in the Company's collection operations as a percentage of total revenues in fiscal 1997, which generally have lower depreciation and amortization expenses than other operations.

     Interest expense, net. Net interest expense increased approximately $1.7 million, or 65.3%, to $4.3 million in fiscal 1997 from $2.6 million in fiscal 1996. This increase primarily reflects increased indebtedness incurred in connection with acquisitions and capital expenditures and was offset to a small degree by slightly lower average interest rates.

     Other (income) expense. Other (income) expense has not historically been material to the Company's results of operations. However, during fiscal 1997, the Company established a reserve of $650,000 related to a lawsuit that was settled for $450,000 in the first quarter of fiscal 1998. The Company also paid $200,000 in attorneys fees in connection with such settlement. Additionally, the Company wrote off $283,000 for recycling facility assets that were deemed to have no value in the year ended April 30, 1997.

     Provision for income taxes. Provision for income taxes increased approximately $308,000, or 213.8%, to $452,000 in fiscal 1997 from $144,000 in fiscal 1996, due principally to an increase in the amount of amortization of non-deductible goodwill and other non-deductible items in fiscal 1997 as compared to fiscal 1996.

Liquidity and Capital Resources

     The Company's business is capital intensive. The Company's capital requirements include acquisitions, fixed asset purchases and capital expenditures for landfill development, landfill cell construction, and site and cell closure. Because of these needs the Company has in the past had working capital deficits. The Company had positive net working capital of $3.8 million at April 30, 1998 compared to a $5.6 million working capital deficit at April 30, 1997.

     The Company has a $150 million revolving line of credit with a group of banks for which BankBoston, N.A. is acting as agent. This line of credit is secured by all assets of the Company, including the Company's interest in the equity securities of its subsidiaries. This revolving line of credit matures in January 2003.

     The proceeds from the November Offering were $48.4 million, net of underwriters discounts and issuance costs. A portion of the November Offering proceeds, $45 million, was used to repay long term debt, and to pay down the line of credit. Subsequently, the Company re-borrowed under the line of credit to finance acquisitions. Funds available to the Company under the line of credit were $86 million at April 30, 1998.

     The Company believes that its cash provided internally from operations together with the Company's available credit facilities and the proceeds of this Offering should enable it to meet its needs for working capital for the next fiscal year.

     Net cash provided by operations for the fiscal years ended April 30, 1998 and April 30, 1997 was $19.4 million and $14.8 million, respectively. The increase was primarily due to the increase in the Company's net income for the 1998 fiscal year, together with an increase in depreciation and amortization and a decrease in the Company's accrued closure and post closure costs. The decrease in the closure/ post closure accrual is due to the completion in the 1998 fiscal year of work required to close an unlined cell at the Clinton County landfill and at stage one of the Company's NCES landfill.

     Net cash provided by operations in fiscal 1997 increased to $14.8 million from $8.6 million in fiscal 1996 primarily due to an increase in depreciation and amortization of approximately $5.5 million in fiscal 1997 from fiscal 1996, and improvement of the Company's working capital.

     For fiscal 1998 and fiscal 1997, cash used in investing activities was $56.5 million and $52.6 million, respectively. The increase in investing activities reflects the Company's capital expenditure and capital needs for acquisitions which have increased significantly, reflecting the Company's rapid growth by acquisition and development of revenue producing assets. The Company's cash needs to fund investing activities are expected to increase further as the Company continues to complete acquisitions.

     For fiscal 1998 and fiscal 1997, the Company's financing activities provided cash of $37.6 million and $38.8 million, respectively. Net cash provided by financing activities was $19.3 million in the fiscal year ended April 30, 1996. The net cash provided by financing activities of $37.6 million in the fiscal year ended April 30, 1998 reflects the net proceeds of the November Offering and borrowings on the Company's credit facility, offset by repayments. Net cash provided by financing activities in fiscal 1997 reflects primarily bank borrowings and seller subordinated notes, less principal payments on debt. In fiscal 1996, net cash provided by financing activities reflects the net proceeds of approximately $12.5 million from the private placement of preferred stock in December 1995.

     The registration statement of which this prospectus is a part also registers the issuance or resale from time to time of up to 2,000,000 shares of the Company's Class A Common Stock in connection with the purchase of one or more acquisitions of companies, businesses or assets complementary to the Company's existing business.

Seasonality

     The Company's revenues have historically been lower during the months of November through March. This seasonality reflects the lower volume of waste during the late fall, winter and early spring months primarily because: (i) the volume of waste relating to construction and demolition activities decreases substantially during the winter months in the northeastern United States; and
(ii) decreased tourism in Vermont, Maine and eastern New York during the winter months tends to lower the volume of waste generated by commercial and restaurant customers, which is partially offset by the winter ski industry. Since certain of the Company's operating and fixed costs remain constant throughout the fiscal year, operating income results are therefore impacted by a similar seasonality. In addition, particularly harsh weather conditions could result in increased operating costs to certain of the Company's operations.

     The Company's quarterly revenues and operating results have varied significantly in the past and are likely to vary substantially from quarter to quarter in the future. The Company establishes its expenditure levels based on its expectations as to future revenues, and, if revenue levels are below expectations, expenses can be disproportionately high. Due to a variety of factors including general economic conditions, governmental regulatory action, acquisitions, capital expenditures and other costs related to the expansion of operations and services and pricing changes, it is possible that in some future quarter, the Company's operating results will be below the expectations of public market analysts and investors. In such event, the Company's Class A Common Stock price would likely be materially and adversely affected.

Inflation and Prevailing Economic Conditions

     To date, inflation has not had a significant impact on the Company's operations. Consistent with industry practice, most of the Company's contracts provide for a pass through of certain costs, including increases in landfill tipping fees and, in some cases, fuel costs. The Company therefore believes it should be able to implement price increases sufficient to offset most cost increases resulting from inflation. However, competitive factors may require the Company to absorb at least a portion of these cost increases, particularly during periods of high inflation.

     The Company's business is located in the northeastern United States. Therefore, the Company's business, financial condition and results of operations are susceptible to downturns in the general economy in this geographic region and other factors affecting the region such as state regulations and severe weather conditions. The Company is unable to forecast or determine the timing and/or the future impact of a sustained economic slowdown.

Year 2000 Issues

     The Company uses well-regarded nationally known software vendors for both its general accounting applications and industry-specific customer information and billing systems. The general accounting package which the Company uses is fully year 2000 compatible, and the provider of the solid waste industry customer information and billing systems has made a commitment to be year 2000 compatible by August 1998.

     The Company's banking arrangements are with an international banking institution which is taking all necessary steps to insure its customers' uninterrupted service throughout applicable year 2000 timeframes. The Company's payroll is performed out-of-house by the largest provider of third party payroll services in the country, which has made a commitment of uninterrupted service to their customers throughout applicable year 2000 timeframes.

     None of the Company's customers represents a large enough share of the Company's revenues to materially affect overall Company revenues in the event of an individual customer experiencing year 2000 problems. The Company believes that the same is true of the Company's suppliers of goods and services, aside from those discussed above.

EBITDA

     EBITDA represents operating income (earnings before interest and taxes, or "EBIT") plus depreciation and amortization expense and loss on impairment of long-lived assets. EBITDA is not a measure of financial performance under generally accepted accounting principles, but is provided because the Company understands that certain investors use this information when analyzing the financial position and performance of the Company.


                                                                  Fiscal Year Ended April 30,
                                                            -------------------------------------
                                                                  Restated
                                                            ----------------------
                                                             1996           1997           1998
                                                            -------        -------        -------
                                                                       (in thousands)
 Operating income ....................................      $ 2,477        $ 5,246        $11,494
 Depreciation and amortization .......................        8,152         13,695         18,345
 Loss on impairment of long-lived assets (1) .........           --             --            971
                                                            -------        -------        -------
 EBITDA ..............................................      $10,629        $18,941        $30,810
                                                            =======        =======        =======
 EBITDA as a percentage of revenues ..................         24.8%          23.8%          26.1%


------------
(1) See Note 3 of Notes to Consolidated Financial Statements.

     Analysis of the factors contributing to the change in EBITDA is included in the discussions above.

                                    BUSINESS

The Company

     Casella Waste Systems, Inc. is a regional, integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania. At June 15, 1998, the Company owned and/or operated five Subtitle D landfills, 35 transfer stations, nine recycling processing facilities, 28 collection divisions and two septic/liquid waste divisions, which together served over 180,000 commercial, industrial and residential customers. The Company was founded in 1975 as a single-truck operation in Rutland, Vermont and subsequently expanded its operations throughout the state of Vermont. In 1993, the Company initiated an acquisition strategy to take advantage of anticipated reductions in available landfill capacity in Vermont and surrounding states due to increasing environmental regulation and other market forces driving consolidation in the solid waste industry. From May 1, 1994 through April 30, 1998, the Company acquired ownership or long-term operating rights to 77 solid waste businesses, including four landfills, and between May 1, 1998 and June 15, 1998 the Company acquired an additional eight such businesses, including the Hyland landfill, a Subtitle D landfill in western upstate New York. See "--Operations--Landfills--Hyland" and "--Legal Proceedings". The Company believes that additional acquisition opportunities exist in the markets it serves and in other prospective markets.

     The Company's operating strategy is based on the integration of its collection and disposal operations and the internalization of waste collected. The Company believes that control of a substantial portion of the waste stream and economies of scale provide it with advantages over non-integrated competitors in its markets. During fiscal 1998, approximately 52% of the solid waste collected by the Company was delivered for disposal at its landfills. Additionally, approximately 74% of the solid waste disposed of at its landfills was collected by the Company.

Industry Overview

     Currently, the solid waste services industry is experiencing significant consolidation and integration. The Company believes that this consolidation and integration has been driven primarily by four factors: (i) stringent environmental regulation resulting in increased capital requirements; (ii) the inability of many smaller operators to achieve the economies of scale necessary to compete effectively with large integrated solid waste service providers;
(iii) the competitive advantages of integrated companies generated by providing integrated collection, transfer and disposal capabilities; and (iv) privatization of solid waste services by municipalities. Despite the considerable consolidation and integration that has occurred in the solid waste industry in recent years, the Company believes the industry remains highly fragmented both within its target markets and nationally.

     Stringent environmental regulations, such as the Subtitle D Regulations, have resulted in rising costs for owners of landfills. Subtitle D specifies design, siting, operating, monitoring, closure and financial security requirements for landfill operations. The permits required for landfill development, expansion or construction have also become increasingly difficult to obtain. In addition, Subtitle D requires more stringent engineering of solid waste landfills including the installation of liners and leachate and gas collection and monitoring. These ongoing costs are coupled with increased financial reserve requirements for closure and post-closure monitoring. Certain of the smaller industry participants have found these costs and regulations burdensome and have decided either to close their operations or to sell them to larger operators. As a result, the number of operating landfills has decreased while the size of landfills has increased.

     Economies of scale, driven by the high fixed costs of landfill assets and the associated profitability of each incremental ton of waste, have led to the development of higher volume, regional landfills. Larger integrated operators achieve economies of scale in the solid waste collection and disposal industry through vertical integration of their operations that may generate a significant waste stream for their high-volume landfills.

     Integrated companies gain further competitive advantage over non-integrated operators by being able to control the waste stream. The ability of these companies to internalize the collected solid waste

(i.e., collecting the waste at the source, transferring it through their own transfer stations and disposing of it at their own disposal facility), coupled with access to significant capital resources to make acquisitions, has created an environment in which large integrated companies can operate more cost effectively and competitively than non-integrated operators.

     The trend toward consolidation in the solid waste services industry is further supported by the increasing tendency of a number of municipalities to privatize their waste disposal operations. Privatization is often an attractive alternative for municipalities due, among other reasons, to the ability of integrated operators to leverage their economies of scale to provide the community with a broader range of services while enabling the municipality to reduce its own capital asset requirements. The Company believes that the financial condition of municipal landfills in the northeastern United States was adversely affected by the 1994 United States Supreme Court decision which declared "flow control" laws unconstitutional. These laws had required waste generated in counties or districts to be disposed of at the respective county or district-owned landfills or incinerators. The reduction in the captive waste stream to these facilities, resulting from the invalidation of such laws, forced the counties that owned them to increase their per ton tipping fees to meet municipal bond payments. The Company believes that these market dynamics are factors causing municipalities throughout the northeastern states to consider the privatization of public facilities.

Strategy

     The Company's objective is to continue to grow by expanding its services in markets where it can be one of the largest and most profitable fully-integrated solid waste services companies. The Company is currently operating in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania, and believes that these markets and other markets with similar characteristics present significant opportunities for achieving its objectives. The Company focuses its efforts on markets which are characterized by: (i) a geographically dispersed population; (ii) disposal capacity which the Company anticipates may be available for acquisition by the Company; (iii) significant environmental regulation which has resulted in a decrease in the total number of operating landfills; and (iv) a lack of significant competition from other well-capitalized and established waste management companies. The Company believes that these characteristics result in significant market opportunities for the first fully-integrated, well-capitalized market entrant, and create economic and regulatory barriers to entry by additional competitors in these markets.

     The Company's strategy for achieving its objective is: (i) to acquire solid waste collection businesses and disposal capacity in new markets, and to make "tuck-in" acquisitions in these new markets and in existing markets; (ii) to generate internal growth through increased sales penetration and the marketing of additional services to existing customers; and (iii) to implement operating enhancements and efficiencies. The Company intends to implement this strategy as follows:

     Expansion Through Acquisitions. The Company intends to continue to expand by acquiring solid waste collection companies and disposal capacity in new markets, and increasing its revenues and operational efficiencies in these new markets and in existing markets through "tuck-in" and other acquisitions of solid waste collection operations. In considering new markets, the Company evaluates the opportunities to acquire or otherwise control sufficient collection operations and disposal facilities which would enable it to generate a captive waste stream and achieve the disposal economies of scale necessary to meet its market share and financial objectives. The Company has established criteria which enable it to evaluate the prospective acquisition opportunity and the target market. Historically, the Company has entered new markets which are adjacent to its existing markets; however, the Company may consider new markets in non-contiguous geographic areas which meet its criteria. The Company targets additional "tuck-in" acquisitions within its current markets to allow the Company to improve further its market penetration and density and to increase further the internalization rate of its waste streams.

     Internal Growth. In order to generate continued internal growth, the Company has focused on increasing sales penetration in its current and adjacent markets, soliciting new commercial, industrial and residential customers, marketing upgraded services to existing customers and, where appropriate, raising prices. As customers are added in existing markets, the Company's revenue per routed truck is improved, which generally increases the Company's collection efficiencies and profitability. The Company uses transfer stations, which serve to link disparate collection operations with Company-operated landfills, as an important part of its internal growth strategy.

     Operating Enhancements for Acquired and Existing Businesses. The Company has implemented a system that establishes standards for each of its markets and tracks operating criteria for its collection, transfer, disposal and other operations to facilitate improved profitability in existing and acquired operations. These measurement criteria include collection and disposal routing efficiency, equipment utilization, cost controls, commercial weight tracking and employee training and safety procedures. The Company believes that by establishing standards and closely monitoring compliance, it is able to improve existing and acquired operations. Moreover, where the Company is able to internalize the waste stream of acquired operations, it is further able to increase operating efficiencies and improve capacity utilization.

Acquisition Program

     The Company's acquisition program is founded on strong management capabilities, strict acquisition criteria and defined integration procedures. From May 1, 1994 through April 30, 1998, the Company acquired ownership or long-term operating rights to 77 solid waste businesses, including four landfills, and between May 1, 1998 and June 15, 1998 the Company acquired an additional eight such businesses, including a Subtitle D landfill in western upstate New York.

     The Company's three regional vice presidents, as well as the Chief Executive Officer and Chief Operating Officer, are each responsible for identifying acquisition candidates and consummating acquisitions. In addition to five dedicated business development personnel, who focus exclusively on acquisitions, each of the Company's 29 division managers is responsible for identifying acquisition opportunities within his or her region.

     The Company has developed a set of financial, geographic and management criteria designed to assist management in the evaluation of acquisition candidates engaged in solid waste collection and disposal. These criteria consist of a variety of factors, including, but not limited to: (i) historical and projected financial performance; (ii) internal rate of return, return on assets and earnings accretion; (iii) experience and reputation of the acquisition candidate's management and customer service reputation and relationships with the local communities; (iv) composition and size of the acquisition candidate's customer base; (v) opportunity to enhance and/or expand the Company's market area and/or ability to attract other acquisition candidates; (vi) whether the acquisition will augment or increase the Company's market share and/or help protect the Company's existing customer base; and (vii) internalization opportunities to be gained by combining the acquisition candidate with the Company's existing operations.

     The Company utilizes an established integration procedure for newly acquired businesses designed to effect a prompt and efficient integration of the acquired business and minimize disruption to the on-going business of both the Company and the acquired business. Once a solid waste collection operation is acquired, the Company implements programs designed to reduce disposal costs and improve collection and disposal routing, equipment utilization, employee productivity, operating efficiencies and overall profitability. The Company typically seeks to retain the acquired company's qualified managers, key employees and selected local operations, while consolidating purchasing and other administrative functions through the Company's corporate offices.

     The following table sets forth the acquisitions made by the Company from May 1, 1994 through June 15, 1998:



Company                                   Location             Business               Date Acquired
----------------------------------------- -------------------- ---------------------- ---------------
  Bushee Trucking & Rubbish Removal       Manchester, VT       Collection             June 1998
  Whites Sewer and Drain Services         Hinesburg, VT        Septic                 June 1998
  JR's Trucking & Rubbish Removal         Hardwick, VT         Collection             June 1998
  Busy Bee Disposal, Inc.                 Alfred Station, NY   Collection/Septic      June 1998
  J & N Rubbish Removal, Inc.             Corinth, VT          Collection             May 1998
  Aaron & Sons, Inc.                      Bennington, VT       Septic                 May 1998
  Bickford Enterprises, Inc.              Pittsfield, ME       Collection             May 1998
  Hyland Facility Associates Landfill     Angelica, NY         Landfill               May 1998
  HB Septic                               Springfield, VT      Septic                 April 1998
  Brian Pratt                             Bennington, VT       Collection             April 1998
  Hartigan Co., Inc.                      Stowe, VT            Septic                 March 1998
  Johnson's Septic Tank Cleaning          Lyndon, VT           Septic                 March 1998
  Crandall Trucking                       Meridian, NY         Collection             March 1998
  Hoyt Trucking, Inc.                     Newport, NH          Collection/Transfer    March 1998
                                                               Station
  Atlantic Waste Systems, North, Inc.     Salem, NH            Collection             February 1998
  The Depot at Fast Trash                 Waterbury, VT        Collection             February 1998
  Barker - Sargent Corporation            Thetford, VT         Collection             February 1998
  Abbey Rubbish Removal                   Northfield, VT       Collection             January 1998
  Harvey Fingado Jr. Refuse Service       Maryland, NY         Collection             January 1998
  S & S Disposal, Inc.                    Schenectady, NY      Collection             January 1998
  All Cycle Waste/Winters Brothers        Williston, VT        Collection/Transfer    December 1997
                                                               Station
  Beebe Roll-Off Container Service        Warren, NY           Collection             December 1997
  BFI Geneva NY Division Routes           Geneva, NY           Collection             December 1997
  Pine Tree Waste, Inc.                   S. Portland, ME      Collection/Transfer    December 1997
                                                               Station
  Auburn Container Co.                    Auburn, NY           Collection             December 1997
  BDS Sanitation, Vets Disposal &         Various Central NY   Collection/Transfer    November 1997
   Brookman Disposal (the Teelon                               Station
   Group)
  D&E Sanitation Services                 Bethel, ME           Collection             November 1997
  Albert Boudreau Trucking                Claremont, NH        Collection             November 1997
  Wilton Waste Service                    Wilton, NY           Collection             October 1997
  Mansur & Sons Trucking, Inc.            Canaan, NH           Collection             September 1997
  Therrien Trucking                       St. Albans, VT       Collection             September 1997
  Sanpietro Trucking                      Seneca Falls, NY     Collection             September 1997
  H.C. Gobin, Inc.                        Claremont, NH        Collection             September 1997
  Chittenden Recycling Services, Inc.     Williston, VT        Recycling              June 1997
  Reynells Company, Inc.                  Waitsfield, VT       Septic                 June 1997
  D. M. Lamothe Refuse                    St. Albans, VT       Collection             June 1997
  Hinman Disposal Service                 Wellsboro, PA        Collection             June 1997
  Rainbow Rubbish                         Cortland, NY         Collection             June 1997
  Central Vermont Septic Services, Inc.   Burlington, VT       Septic                 June 1997
  Metivier Trucking                       Burlington, VT       Collection             June 1997
  Collins Garbage Service, Inc.           Ithaca, NY           Collection             May 1997
  Certain Vermont Routes of Browning      Manchester, VT       Collection             April 1997
   Ferris Industries of VT, Inc.
  T & R Associates, Inc.                  Bath, ME             Collection             April 1997
  Arlington Rubbish                       Arlington, VT        Collection             March 1997
  Barnier Sons and Barnier's Trucking     Burlington, VT       Collection             March 1997
  Tri Mountain Trash                      S. Londonderry, VT   Collection             March 1997
  Wade's Trucking, Inc.                   Penn Yan, NY         Collection/Recycling   February 1997

Company                                    Location                Business                Date Acquired
------------------------------------------ ----------------------- ----------------------- ---------------
  Food Waste Management                    S. Burlington, VT       Collection              February 1997
  Superior Disposal Services, Inc.         Newfield, NY;           Transfer Station        January 1997
                                           Wellsboro, PA;          Collection/Recycling
                                           and Waverly, NY
  Kerkim, Inc.                             Horsehead, NY           Collection/             January 1997
                                                                   Transfer Station
  Young & Wilcox                           Lowville, NY            Collection              January 1997
  Enviropac                                Windham, ME             Collection              November 1996
  Vermont Waste and Recycling              New Haven, VT           Collection              November 1996
   Management, Inc.
  Certain Maine Routes of Browning         Brewer, ME              Collection              September 1996
   Ferris Industries of Maine, Inc.
  Warren County, New York Routes of        Warren County, NY
   United Waste Systems, Inc.                                      Collection              September 1996
  First Service Rubbish Removal            Crown Point, NY         Transfer Station/       September 1996
                                                                   Collection
  C&B Sanitation, Inc.                     Saratoga Springs, NY    Collection              September 1996
  Lake Placid Disposal Service, Inc.       Lake Placid, NY         Collection/Recycling    August 1996
  Bob's Rubbish Removal                    Bennington, VT          Collection              July 1996
  Clinton County, NY Facilities (lease)    Clinton County, NY      Landfill/Transfer       July 1996
                                                                   Station/Recycling
  Seaward T.I.R.E.S., Inc.                 Eliot, ME               Waste Tire Recycling    July 1996
  Ray's Disposal Service                   Carmel, ME              Collection              June 1996
  Jim Blair Trucking                       Alburg, Vermont         Collection              May 1996
  Earth Waste Systems, Inc.                West Rutland, VT        Collection/Recycling    May 1996
  East Mountain Transport                  Sunderland, VT          Collection/Transfer     May 1996
                                                                   Station
  Residential Rubbish Service, Inc.        Waterbury, VT           Collection              April 1996
  Hiram Hollow Regeneration Corp.          Wilton, NY              Transfer Station        March 1996
  Chapin & Sons                            Hardwick, VT            Collection              February 1996
  RJ's Trucking & Rubbish Removal          Richford, VT            Collection              February 1996
  Northeast Waste Services, LTD.           White River Junction,   Collection/Recycling    January 1996
                                           VT
  R.C. & Son Sanitation, Inc.              Brant Lake, NY          Collection              January 1996
  Sawyer Companies                         Bangor, ME              Landfill/Collection/    January 1996
                                                                   Recycling/Transfer
                                                                   Station
  Granville Refuse Company                 Granville, NY           Collection              September 1995
  Warrensburg Sanitation                   Lake George, NY         Collection              September 1995
  Downey's Rubbish Removal, Inc.           Arlington, VT           Collection              August 1995
  Green Mountain Sanitation, Inc.          Morrisville, VT         Collection/Recycling/   August 1995
                                                                   Transfer Station
  Dana H. Sweet Corp.                      Cambridge, VT           Collection              July 1995
  M & R Rubbish, Inc.                      Cossayuna, NY           Collection              July 1995
  Adirondack Refuse, Inc.                  Brant Lake, NY          Collection              June 1995
  Central Vermont Quality Services, Inc.   Rutland, VT             Collection/Recycling    May 1995
  Springer Waste Management Service        Glen Falls, NY          Collection              April 1995
  Dix Rubbish Removal                      Plainfield, VT          Collection              March 1995
  Waste USA, Inc. (NEWS of VT)             Coventry, VT            Transfer Station/       January 1995
                                                                   Landfill
  Consumat Sanco, Inc.                     Bethlehem, NH           Transfer Station/       July 1994
   (NCES Landfill)                                                 Landfill
  Catamount Waste Services, Inc.           Montpelier, VT          Transfer Station/       June 1994
                                                                   Collection

     There can be no assurance the Company will continue to be successful in executing its acquisition strategy. See "Risk Factors--Ability to Identify, Acquire and Integrate Acquisition Targets".

Service Area

     The Company is managed on a decentralized basis, with its operations divided into three geographic regions: the Central, Eastern and Western Regions. These three regions are further divided into divisions organized around smaller market areas, known as "waste sheds", each of which contains the complete cycle of activities in the solid waste service process, from "curb control" (collection) to transfer stations to landfill (disposal facility). The Company believes that it achieves a competitive advantage in its markets over non-integrated competitors by acquiring components of the waste shed and internalizing operations and activities with other owned or controlled components of the waste shed.

     The following are the Company's three geographic regions that comprise the Company's service area:

     Central Region

     The Central Region consists of Vermont, portions of New Hampshire and eastern upstate New York, an area covering approximately 33,000 square miles and a population of approximately 2.4 million residents. The Company was founded in 1975 in Rutland, Vermont, and has continued to grow its market presence in the Central Region. The Company owns and operates Subtitle D landfills in Bethlehem, New Hampshire; Coventry, Vermont; and, through a 25-year capital lease, operates the Clinton County landfill located in Schuyler Falls, New York. In addition, the Company operated 13 collection operations, 23 transfer stations and two septic/liquid waste operations in the Central Region at June 15, 1998.

     Vermont encompasses approximately 9,600 square miles and has a population of approximately 560,000 residents. The Company owns the Waste USA landfill in Coventry, Vermont, one of two Subtitle D landfills in Vermont, and leases (with a right to purchase) the airspace above this landfill. The Company provides services in substantially all of the markets in Vermont.

     The Company's New Hampshire market area consists of the northern and central (including Lebanon, Hanover, Concord and Plymouth) and certain southern portions of the state, encompasses approximately 8,000 square miles and has a population of approximately 423,000 residents. New Hampshire currently has five Subtitle D landfills in operation, one of which is the NCES landfill in Bethlehem, New Hampshire, owned by the Company. See "Risk Factors--Limitations on Landfill Permitting and Expansion". In addition, three primary incinerators service central and southern New Hampshire. The Company believes that a majority of the disposal and incineration capacity in New Hampshire serves the southeastern New Hampshire and Boston markets.

     The portion of upstate New York within the Company's Central Region extends from Interstate 90 north to the Canadian border and from the Vermont border west to Interstate 81 and the eastern shore of Lake Ontario. This portion of New York includes Lake Placid, Lake George and Potsdam and encompasses approximately 15,500 square miles and a population of approximately 1.4 million residents. Three municipal Subtitle D landfills, including the Clinton County landfill operated by the Company, and one large volume incinerator are located in this area. The Company believes that certain segments of the Central Region will present opportunities for acquisitions and consolidations due to a trend toward privatization of landfills in this region.

     Eastern Region

     The Company's Eastern Region consists of the central and southern portions of Maine (including Bangor and Augusta) and southeastern New Hampshire. The Eastern Region market area encompasses approximately 15,000 square miles and has a population of approximately 840,000 residents. The Company established a market presence in Maine through the acquisition of the Sawyer Companies in December 1995. Through its Sawyer operations, the Company owns the SERF landfill located in Hampden, Maine, which processes ash, special waste and front end processing residue from a regional incinerator. In addition, at June 15, 1998, the Company operated six transfer stations, and collects solid waste from commercial, industrial and residential customers in the Eastern Region. The Company's waste tire processing facility, located in Eliot, Maine, has the capacity to process approximately 3.5 million tires per year and generates tire derived fuel, which the Company sells to paper mills for consumption as a supplemental energy source for boiler fuel. Because of continuing losses, in the fourth quarter of fiscal 1998 the Company wrote-down the carrying value of the waste tire processing facility in the amount of

$971,000. There can be no assurance that the Company will not incur additional losses relating to the continued operation of the waste tire processing facility, including in the event of, among other reasons, a weakening of the market for tire derived fuel. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 3 to the Notes to the Consolidated Financial Statements.

     Unlike the other states in the Company's existing market area, Maine has an aggressive incineration program and the Company believes that approximately 80% of the waste shed in the Company's Maine market area is disposed of through incineration. However, the Company believes that approximately 45% of the tonnage delivered to incinerators is returned to landfills as ash and front end processing residue, and the Company believes it is the largest disposer of incinerated waste material in Maine. There are presently four incinerators and five Subtitle D landfills operating in Maine, including the landfill owned and operated by the Company. In addition, since 1989 Maine has had a moratorium on the development of commercial landfills that prohibits additional capacity from being built.

     Western Region

     The Western Region is comprised of the south central, western and southern tier of upstate New York (including Ithaca, Elmira, Horsehead, Corning and Watkins Glen) and the northern tier of Pennsylvania. Through the acquisition of the Superior Disposal Services companies in January 1997, the Company established its market presence in the Western Region. At June 15, 1998, the Company operated six transfer stations and nine collection operations in the Western Region. In May 1998, the Company acquired the Hyland landfill, a Subtitle D landfill in Angelica, New York, located in the Western Region. The Hyland landfill is the Company's first disposal facility in its Western Region, and serves the western upstate New York waste shed. See "Risk Factors--Limitations on Landfill Permitting and Expansion", "--Operations--Landfills" and "--Legal Proceedings".

     The Company's Western Region encompasses approximately 27,000 square miles and has a population of approximately 2.4 million residents. A total of 25 municipal Subtitle D landfills and four privately-owned Subtitle D landfills are located in the Western Region. The Company believes that municipal landfills in this region typically lack a sufficiently large captive waste stream to offset adequately the high operating costs of such landfills and, accordingly, that incentives exist for such landfills to be privatized. Privatization of landfills favors well-capitalized integrated operators, and creates opportunities for these operators to establish and consolidate waste sheds.

Operations

     The Company's operations include the ownership and/or operation of landfills, solid waste collection services, transfer stations, recycling services, septic/liquid waste operations and tire processing and other services.

     Landfills

     The Company currently owns four Subtitle D landfill operations and operates a fifth Subtitle D landfill under a long-term lease arrangement with a county. All of the Company's operating landfills include leachate collection systems, groundwater monitoring systems and, where required, active methane gas extraction and recovery systems.

     In fiscal 1998, approximately 74% of the solid waste disposed of at the Company's landfills was collected by the Company, and revenues from the Company's disposal operations accounted for approximately 12.4% of the Company's revenue.

     The following table provides certain information regarding the landfills that the Company operates. All of such information is provided as of June 15, 1998.


                                                           Approximate           Capacity
                                                            Estimated               in
                                                         Total Remaining        Permitting
                                                       Permitted Capacity        Process
          Landfill                   Location              (Tons) (1)         (Tons) (1) (2)
----------------------------   --------------------   --------------------   ---------------
Clinton County (3) .........   Schuyler Falls, NY           1,140,000           1,160,000
Waste USA (4) ..............   Coventry, VT                 1,424,000             600,000
SERF .......................   Hampden, ME                    162,000           3,200,000
NCES .......................   Bethlehem, NH                   46,000             400,000
Hyland .....................   Angelica, NY                 1,500,000                  --


------------
(1) The Company converts estimated remaining permitted and permittable capacity calculated in cubic yards to tons by assuming a compaction factor equal to the historical average compaction factor applicable for the respective landfill. At June 15, 1998, the Company had not begun accepting waste at the Hyland landfill. Consequently, for the Hyland landfill, the Company has used a compaction factor equal to the lowest compaction rate applicable to any existing facilities (1,408 pounds per cubic yard). Actual compaction rates at the Company's landfills range up to 1,550 pounds per cubic yard, which would translate into permitted capacity at the Hyland landfill of 1,650,000 tons. See "Risk Factors--Limitations on Landfill Permitting and Expansion", "--Operations--Landfills--Hyland" and "--Legal Proceedings".
(2) Represents capacity for which the Company has begun the permitting process. Does not include additional available capacity at the site for which permits have not yet been sought.
(3) Operated pursuant to a capital lease expiring in 2021.
(4) The Company leases the airspace above this landfill under a lease which expires in 2001 and contains an option to renew.

     The Company regularly monitors the available permitted in-place disposal capacity at each of its landfills and evaluates whether to seek to expand this capacity. In making this evaluation, the Company considers various factors, including the volume of solid waste projected to be disposed of at the landfill, the size of the unpermitted capacity included in the landfill, the likelihood that the Company will be successful in obtaining the approvals and permits required for the expansion and the costs that would be involved in developing the expanded capacity. The Company also considers on an ongoing basis the extent to which it is advisable, in light of changing market conditions and/or regulatory requirements, to seek to expand or change the permitted waste streams at a particular landfill or to seek other permit modifications.


     The permitting process is lengthy, difficult and expensive, and is subject to substantial uncertainty and there can be no assurance that any such permits or expansion requests will be granted. Often, even when permits are granted, they are not granted until the landfill's remaining capacity is very low. There can be no assurance that the Company will be able to add additional disposal capacity when needed or, if added, that such capacity can be added on satisfactory terms or at its landfills where expansion is most immediately needed. If the Company is not able to add additional disposal capacity when and where needed, it may need to dispose of its collected waste at its other landfills or at landfills owned by others. Such a circumstance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Limitations on Landfill Permitting and Expansion", "--Comprehensive Government Regulation" and "--Potential Environmental Liability".


     Set forth below is certain information concerning the Company's landfills.

     Clinton County. The Clinton County landfill, located in Schuyler Falls, New York, is leased by the Company from Clinton County, New York pursuant to a 25-year capital lease which expires in 2021. The Company estimates, based on current usage levels, that the Clinton County landfill has permitted air space capacity remaining for approximately seven-and-a-half years of disposal. The Company expects to file applications with state regulatory officials seeking to further expand the permitted landfill capacity. See "--Property and Equipment".

     Waste USA. The Waste USA landfill is located in Coventry, Vermont and serves the northern two-thirds of Vermont. The Company owns the landfill and leases the permitted air space capacity above the landfill through January 2001 with an option to renew the lease. The Company also has an option to purchase the company from which it leases the air space. In the last quarter of fiscal 1998, the Company received a permit for an additional approximately 1,300,000 tons of capacity. The Company estimates, based on current usage levels, that the Waste USA landfill has permitted air space capacity for approximately eight-and-a-half years of disposal. In addition, the Company has applied for a variance which, if obtained, would enable the Company to amend its permit to add an additional 600,000 tons of permitted capacity. The Waste USA landfill is subject to state regulations and practices that generally do not allow permits for more than five years of expected annual capacity. See "--Property and Equipment".

     SERF. The SERF landfill is located in Hampden, Maine. The SERF landfill processes ash, special waste and front end processing residue (i.e., glass and other material segregated and disposed of separately from solid waste prior to incineration), for the Penobscot Energy Recovery Corporation's incinerator under a contract expiring in 2003. The Company estimates, based on current usage levels, that the SERF landfill has permitted air space capacity remaining for approximately one-and-a-half years of disposal. The Company has filed an application for a permit to expand the capacity of the landfill in three phases. The Company believes that most elements of the first two of the three phases of its planned expansion are permittable under the grandfather provisions of local ordinances. Approval for the third phase of the Company's planned expansion will require the town of Hampden, Maine to amend a local ordinance. The Company may not succeed in its effort to amend that ordinance.

     NCES. The NCES landfill, located in Bethlehem, New Hampshire, serves the northern and central New Hampshire waste sheds and portions of the Maine and Vermont waste sheds. In 1992, the town of Bethlehem adopted a zoning ordinance which precludes the "expansion of any existing landfills" which are not operated by the town. A proposed zoning ordinance change was defeated by town residents in March 1997 and March 1998, and it is not anticipated that another vote would take place until at least March 1999. In an effort to prolong the useful life of the permitted capacity until March 1999, the Company is limiting the rate of disposal at the facility and expects that the capacity at that restricted rate will be filled no later than March 1999, at which time, if the Company does not obtain local approval for additional air space capacity, the Company will be required to initiate closure of the landfill. There can be no assurance that another vote will take place or that in such a vote the zoning ordinance changes will be approved by Bethlehem town voters prior to the time when the estimated total remaining permitted disposal capacity of the NCES landfill is exhausted. The Company has obtained the necessary state permit to expand its air space capacity, contingent on local approval. The Company believes that the proximity of the Waste USA landfill to the NCES landfill would enable the Company to redirect solid waste to the Waste USA landfill in the event that permitting takes longer than expected or if no expansion is allowed at NCES. If such redirection of solid waste is required, it may result in additional costs to the Company's operations.


    Hyland. The Hyland landfill, located in Angelica, New York in Allegany County, serves the Company's Western Region. The Company has received a permit from the State of New York DEC for approximately 1,500,000 tons of disposal capacity at the facility and is permitted to accept 500 tons of municipal solid waste per day. Prior to its acquisition by the Company in May 1998, the first cell (with a permitted capacity of 80,000 tons) of the facility was fully constructed and the facility had not accepted any waste for disposal. The Company estimates that the Hyland landfill has permitted air space capacity under the permit from the DEC for 11 years of disposal. On July 17, 1998, the Hyland facility was served with a notice of petition and petition filed against the DEC and the Company in New York State Supreme Court, Erie County by The Concerned Citizens of Allegany County. The lawsuit challenges the decision of the Commissioner of the DEC issued on March 6, 1998 and the permit modification issued based upon that decision that collectively authorized the disposal of municipal solid waste and industrial waste at the facility. The proceeding is a summary proceeding that is expected to be decided on an expedited basis, and the issues raised in such petition are the same as those raised by the petitioners in administrative proceedings conducted by the DEC and rejected by both the administrative law judge and the DEC Commissioner. The Company believes the lawsuit is without merit and intends to vigorously contest the lawsuit. In the event the lawsuit is successful, the Company could be prevented from disposing of municipal solid waste and industrial waste until it complies with the additional procedures with the DEC and a new permit modification is issued. There can be no assurance that a new permit modification will be issued under such circumstances or that the process of obtaining such permit would not be lengthy. The failure of the Company to obtain a permit modification or a significant delay in obtaining such permit could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Legal Proceedings".

     The Town of Angelica, New York, has adopted certain laws which would require the Company to obtain an additional permit from the Town of Angelica for the operation of the Hyland landfill, would prohibit the expansion of the landfill and would prevent the disposal of yard waste and may preclude the disposal of industrial waste at that facility. The Company has filed a lawsuit against the Town of Angelica seeking to set aside the enforcement of the law, and a preliminary injunction has been issued in favor of the Company. If the Company is not successful in its lawsuit, and if the Town of Angelica seeks to enforce the law by its terms, then the Company would be required to obtain an additional permit from the Town of Angelica to operate the Hyland landfill, the expansion of the landfill beyond the current permitted capacity would be prohibited, and the Company would be unable to dispose of yard waste and may be precluded from disposing of industrial waste at the landfill. There can be no assurance that such limitations would not have a material adverse effect on the Company's business, financial condition and results of operations. The Company has not yet begun accepting waste at the Hyland landfill. See "Risk Factors--Limitations on Landfill Permitting and Expansion" and "--Legal Proceedings".

     The Company also owns and/or operated five unlined landfills, which are not currently in operation. Three of these landfills have been closed and environmentally capped by the Company. Governmental approval has been obtained for closure of a fourth landfill and closure is expected to begin shortly. The Company has established a reserve for the estimated costs associated with such closure. The fifth unlined landfill, a municipal landfill which is adjacent to the Subtitle D Clinton County landfill being operated by the Company, was operated by the Company from July 1996 through July 1997. The Company completed the closure and capping activities at this landfill in September 1997, and is indemnified by Clinton County for environmental liabilities arising from such landfill prior to the Company's operation. See "Risk Factors--Comprehensive Government Regulation" and "--Potential Environmental Liability".


     Once the permitted capacity of a particular landfill is reached, the landfill must be closed and capped if additional capacity is not authorized. See "Risk Factors--Potential Inadequacy of Accruals for Closure and Post-Closure Costs". The Company establishes reserves for the estimated costs associated with such closure and post-closure costs over the anticipated useful life of such landfill.

     Solid Waste Collection

     The Company's 28 solid waste collection divisions served over 180,000 commercial, industrial and residential customers at June 15, 1998. During fiscal 1998, approximately 52% of the solid waste collected by the Company was delivered for disposal at its landfills. The Company's collection operations are generally conducted within a 125-mile radius of its landfills. A majority of the Company's commercial and industrial collection services are performed under one-to-three-year service agreements, and fees are determined by such factors as collection frequency, type of equipment and containers furnished, the type, volume and weight of the solid waste collected, the distance to the disposal or processing facility and the cost of disposal or processing. The Company's residential collection and disposal services are performed either on a subscription basis (i.e., with no underlying contract) with individuals, or under contracts with municipalities, homeowners associations, apartment owners or mobile home park operators. Revenues from collection operations accounted for approximately 73.4% of the Company's revenues in fiscal 1998. In fiscal 1998, no single collection customer individually accounted for more than 1% of the Company's revenues.

     Transfer Station Services

     The Company operated 35 transfer stations at June 15, 1998, of which 14 were owned by the Company and 21 were leased and/or operated under contracts with municipalities. The transfer stations receive, compact and transfer solid waste collected primarily from the Company's various collection operations to larger Company-owned vehicles for transport to landfills. The Company believes that transfer stations benefit the Company by: (i) increasing the size of the waste shed which has access to the Company's landfills; (ii) reducing costs by improving utilization of collection personnel and equipment; and (iii) building relationships with municipalities that may lead to future business opportunities, including privatization of the municipality's waste management services. Revenues from transfer station services accounted for approximately 5.8% of the Company's revenues in fiscal 1998.

     Recycling Services

     The Company has positioned itself to provide recycling services to customers who are willing to pay for the cost of the recycling service. The proceeds generated from reselling the recycled materials are increasingly shared between the Company and its customers. In addition, the Company has adopted a pricing strategy of charging collection and processing fees for recycling volume collected from third parties. By structuring its recycling service program in this way, the Company has sought to reduce its exposure to commodity price risk with respect to the recycled materials.

     At June 15, 1998, the Company operated nine recycling processing facilities. The Company processes more than 20 classes of recyclable materials originating from the municipal solid waste stream, including cardboard, office paper, containers and bottles. The Company's recycling operations are concentrated principally in Vermont, as the public sector in other states in the Company's service area has taken primary responsibility for recycling efforts. At June 15, 1998, the Company employed one commodity sales manager to develop end markets, and had 56 employees in the recycling facilities to support the processing of approximately 65,000 tons of recyclable materials annually. Revenues from the collection, processing and sale of recyclable waste materials accounted for approximately 6.5% of the Company's revenues in fiscal 1998.

     Waste Tire Processing and Other Services

     The Company's waste tire processing facility, located in Eliot, Maine, has the capacity to process approximately 3.5 million tires per year and generates tire derived fuel, which the Company sells to paper mills for consumption as a supplemental energy source for boiler fuel. In June 1997, the Company was selected by the State of Maine to process an estimated 2.5 million tires over an 18-month period. Revenues from waste tire processing and other special services (consisting primarily of septic/liquid waste operations) accounted for approximately 1.9% of the Company's revenues in fiscal 1998. Because of continuing losses in the Company's waste tire processing facility, in the fourth quarter of fiscal 1998, the Company wrote-down the carrying-value of the assets of that business in the amount of $971,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Competition

     The solid waste services industry is highly competitive, is undergoing a period of increasingly rapid consolidation, and requires substantial labor and capital resources. The Company competes with numerous solid waste management companies, many of which are significantly larger and have greater access to capital and greater financial, marketing or technical resources than the Company. Certain of the Company's competitors are large national companies that may be able to achieve greater economies of scale than the Company. The Company also competes with a number of regional and local companies. In addition, the Company competes with operators of alternative disposal facilities, including incinerators, and with certain municipalities, counties and districts that operate their own solid waste collection and disposal facilities. Public sector facilities may have certain advantages over the Company due to the availability of user fees, charges or tax revenues and the greater availability to them of tax-exempt financing. In addition, recycling and other waste reduction programs may reduce the volume of waste deposited in landfills.

     The Company competes for collection and disposal volume primarily on the basis of the price and quality of its services. From time to time, competitors may reduce the price of their services in an effort to expand market share or to win a competitively bid municipal contract. These practices may also lead to reduced pricing for the Company's services or the loss of business.

     Competition exists within the industry not only for collection, transportation and disposal volume, but also for acquisition candidates. The Company generally competes for acquisition candidates with publicly owned regional and national waste management companies. See "Risk Factors--Highly Competitive Industry".

Marketing and Sales

     The Company has a coordinated marketing and sales strategy which is formulated at the corporate level and implemented at the divisional level. The Company markets its services locally through division managers and direct sales representatives who focus on commercial, industrial, municipal and residential customers. At June 15, 1998, the Company had 29 division managers and 28 direct sales representatives. The Company also obtains new customers from referral sources, its general reputation and local market print advertising. Leads are also developed from new building permits, business licenses and other public records. Additionally, each division generally advertises in the yellow pages and other local business print media that cover its service area.

     Maintenance of a local presence and identity is an important aspect of the Company's marketing plan, and many of the Company's managers are involved in local governmental, civic and business organizations. The Company's name and logo, or, where appropriate, that of the Company's divisional operations, are displayed on all Company containers and trucks. Additionally, the Company attends and makes presentations at municipal and state conferences and advertises in governmental associations' membership publications.

     The Company markets its commercial, industrial and municipal services through its sales representatives who visit customers on a regular basis and make sales calls to potential new customers. These sales representatives receive a significant portion of their compensation based upon meeting certain incentive targets. The Company emphasizes providing quality services and customer satisfaction and retention, and believes that its focus on quality service will help retain existing and attract additional customers.

Property and Equipment

     The principal fixed assets used by the Company in connection with its landfill operations are its five landfills which are described under "--Operations--Landfills".

     The Clinton County landfill is operated under a capital lease scheduled to expire in 2021. The Company is generally obligated under the lease to expand the landfill at its own cost, subject to market forces and demand. The Clinton County landfill is not permitted to receive waste from certain geographic regions in New York and has a permitted capacity of 125,000 tons per year. The tipping fee paid for waste generated in Clinton County is fixed for 25 years subject to limited inflation increases during the term of the lease. During fiscal 1998, approximately 18.4% (by tonnage) of the solid waste disposed of at the Clinton County landfill was generated in Clinton County.

     Under the lease, the Company is responsible for operating the landfill in compliance with all applicable environmental laws, including without limitation, possessing and complying with all necessary permits and licenses. The Company must indemnify the County for all liabilities resulting from any violations of those laws (exclusive of violations based on pre-existing conditions, which remain the responsibility of the County and with respect to which the County indemnifies the Company). In addition, the Company is responsible for the composition of waste deposited at the landfill during the lease term, regardless of the Company's knowledge or monitoring efforts. The lease gives the Company full physical and managerial control over an unlined landfill on the site, which was operated by the Company from July 1996 through July 1997, while the lined landfill was under construction. Clinton County has agreed to indemnify the Company for environmental liabilities arising from the unlined landfill prior to its operation by the Company. The Company is responsible for the closure of the unlined landfill, and post-closure care is the responsibility of the County. The Company completed the closure and capping activities at this landfill in September 1997. The Company is also responsible for performing certain cleanup work with respect to the unlined landfill and has agreed to absorb the resulting costs subject to satisfactory construction of the lined portion. The Company is responsible for both closure and post-closure care with respect to the lined landfill upon exhaustion of the corresponding airspace. See "--Operations--Landfills--Clinton County".

     The Company owns the Waste USA landfill and leases the permitted airspace capacity above the landfill under a lease which is scheduled to expire in 2001 and which is extendable for an additional six years. The lease payments are made quarterly in an amount equal to the greater of (a) the rate of $3.75 per ton of all solid waste accepted at the landfill, as adjusted, or (b) $33,000. The Company is required to pay the lessor at the end of the lease term the difference between $6,000,000 and the actual amounts paid under the lease. In addition, at the end of the lease term, the Company is obligated to exercise one of the following options: (i) to purchase all of the stock of the lessor for $300,000; (ii) to purchase the leased airspace for $300,000; or (iii) to extend the term of the lease for the remaining permitted life of the landfill operation for $300,000. The Company may exercise the option at any time before January 25, 2001.

     Other than the landfills, the principal fixed assets used by the Company in its solid waste collection and landfill operations included, at June 15, 1998, approximately 946 collection vehicles, 130 pieces of heavy equipment and 191 support vehicles. At June 15, 1998, transfer station operations included 35 transfer stations, 14 of which are owned and 21 of which are leased and/or operated under agreements expiring between 1998 and 2021.

     At June 15, 1998, the Company utilized nine recycling processing facilities in its service areas, of which seven are owned and two are leased and/or operated under agreements expiring between 1999 and 2021.

     The Company owns and operates a 46-acre tire processing facility located in Eliot, Maine, consisting of storage facilities, tire shredding machines and a scale and receiving area.

     The Company's facility in Rutland, Vermont, consisting of approximately 10,000 square feet utilized for the Company's headquarters, and its recycling processing facility and office located in Montpelier, Vermont, consisting of an aggregate of approximately 24,000 square feet, are leased from Casella Associates, a company owned by John and Douglas Casella. See "Certain Transactions".

Employees

     At June 15, 1998, the Company employed 1,043 full-time employees, including 63 professionals or managers, 814 employees involved in collection, transfer and disposal operations, and 166 sales, clerical, data processing or other administrative employees. None of the Company's employees are represented by unions. The employees of SDS of PA, Inc., located in Wellsboro, Pennsylvania, which the Company acquired in January 1997, rejected a measure in the first half of fiscal 1998 to select a union to represent the employees in labor negotiations with management. In addition, in the second half of fiscal 1998, the production workers of the Company's tire recycling facility in Maine rejected a measure to select a union to represent them in labor negotiations with management. An unfair labor charge was filed against the Company with the Region 1 office of the National Labor Relations Board in Boston, Massachusetts alleging that on the day the petition was received at the tire recycling facility, workers were improperly interrogated and/or threatened by local management. The Company reached an agreement resolving these charges, with no liability to the Company. The Company is aware of no other organizational efforts among its employees. Through a labor utilization agreement, the Company utilizes the services of Clinton County employees at the Clinton County landfill. The Clinton County employees are represented by a labor union. The Company believes that its relations with its employees are good.

Risk Management, Insurance and Performance or Surety Bonds

     The Company actively maintains environmental and other risk management programs which it believes are appropriate for its business. The Company's environmental risk management program includes evaluating existing facilities, as well as potential acquisitions, for environmental law compliance and operating procedures. The Company also maintains a worker safety program which encourages safe practices in the workplace. Operating practices at all Company operations are intended to reduce the possibility of environmental contamination and litigation.

     The Company carries a range of insurance intended to protect its assets and operations, including a commercial general liability policy and a property damage policy. A partially or completely uninsured claim against the Company (including liabilities associated with cleanup or remediation at its own facilities) if successful and of sufficient magnitude, could have a material adverse effect on the Company's business, financial condition and results of operations. Any future difficulty in obtaining insurance could also impair the Company's ability to secure future contracts, which may be conditioned upon the availability of adequate insurance coverage.

     Municipal solid waste collection contracts and landfill closure obligations may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. The Company has not experienced difficulty in obtaining performance or surety bonds or letters of credit. If the Company were unable to obtain performance or surety bonds or letters of credit in sufficient amounts or at acceptable rates, it may be precluded from entering into additional municipal solid waste collection contracts or obtaining or retaining landfill operating permits. See "Risk Factors--Inability to Obtain Performance or Surety Bonds, Letters of Credit or Insurance".

Regulation

     Introduction

     The Company is subject to extensive and evolving Federal, state and local environmental laws and regulations which have become increasingly stringent in recent years. The environmental regulations affecting the Company are administered by the EPA and other Federal, state and local environmental, zoning, health and safety agencies. The Company believes that it is currently in substantial compliance with applicable Federal, state and local environmental laws, permits, orders and regulations, and it does not currently anticipate any material environmental costs to bring its operations into compliance (although there can be no assurance in this regard). The Company anticipates there will continue to be increased regulation, legislation and regulatory enforcement actions related to the solid waste services industry. As a result, the Company attempts to anticipate future regulatory requirements and to plan accordingly to remain in compliance with the regulatory framework.

     In order to transport solid waste, it is necessary for the Company to possess and comply with one or more permits from state or local agencies. These permits also must be periodically renewed and may be modified or revoked by the issuing agency.

     The principal Federal, state and local statutes and regulations applicable to the Company's various operations are as follows:

     The Resource Conservation and Recovery Act of 1976 ("RCRA")

     RCRA regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. RCRA divides solid waste into two groups, hazardous and nonhazardous. Wastes are generally classified as hazardous if they
(i) either (a) are specifically included on a list of hazardous wastes, or (b) exhibit certain characteristics defined as hazardous; and (ii) are not specifically designated as nonhazardous. Wastes classified as hazardous under RCRA are subject to much stricter regulation than wastes classified as nonhazardous, and businesses that deal with hazardous waste are subject to regulatory obligations in addition to those imposed on handlers of nonhazardous waste.

     Among the wastes that are specifically designated as nonhazardous are household waste and "special" waste, including items such as petroleum contaminated soils, asbestos, foundry sand, shredder fluff and most nonhazardous industrial waste products.

     The EPA regulations issued under Subtitle C of RCRA impose a comprehensive "cradle to grave" system for tracking the generation, transportation, treatment, storage and disposal of hazardous wastes. The Subtitle C Regulations impose obligations on generators, transporters and disposers of hazardous wastes, and require permits that are costly to obtain and maintain for sites where such material is treated, stored or disposed. Subtitle C requirements include detailed operating, inspection, training and emergency preparedness and response standards, as well as requirements for manifesting, record keeping and reporting, corrective action, facility closure, post-closure and financial responsibility. Most states have promulgated regulations modeled on some or all of the Subtitle C provisions issued by the EPA. Some state regulations impose different, additional obligations.

     The Company is currently not involved with transportation or disposal of hazardous substances (as defined in CERCLA) in concentrations or volumes that would classify those materials as hazardous wastes. However, the Company has transported hazardous substances in the past and very likely will remain involved with hazardous substance transportation and disposal in the future to the extent that materials defined as hazardous substances under CERCLA are present in consumer goods and in the waste streams of its customers.

     In October 1991, the EPA adopted the Subtitle D Regulations governing solid waste landfills. The Subtitle D Regulations, which generally became effective in October 1993, include location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, groundwater remediation standards and corrective action requirements. In addition, the Subtitle D Regulations require that new landfill sites meet more stringent liner design criteria (typically, composite soil and synthetic liners or two or more synthetic liners) intended to keep leachate out of groundwater and have extensive collection systems to carry away leachate for treatment prior to disposal. Groundwater monitoring wells must also be installed at virtually all landfills to monitor groundwater quality and, indirectly, the effectiveness of the leachate collection system. The Subtitle D Regulations also require, where certain regulatory thresholds are exceeded, that facility owners or operators control emissions of methane gas generated at landfills in a manner intended to protect human health and the environment. Each state is required to revise its landfill regulations to meet these requirements or such requirements will be automatically imposed by the EPA upon landfill owners and operators in that state. Each state is also required to adopt and implement a permit program or other appropriate system to ensure that landfills within the state comply with the Subtitle D Regulations criteria. Various states in which the Company operates or in which it may operate in the future have adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

     The Federal Water Pollution Control Act of 1972

     The Federal Water Pollution Control Act of 1972, as amended ("Clean Water Act"), regulates the discharge of pollutants from a variety of sources, including solid waste disposal sites and transfer stations, into waters of the United States. If run-off from the Company's transfer stations or if run-off or collected leachate from the Company's owned or operated landfills is discharged into streams, rivers or other surface waters, the Clean Water Act would require the Company to apply for and obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in such discharge. Also, virtually all landfills are required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water runoff from flowing into surface waters. The Company believes that its facilities are in compliance in all material respects with Clean Water Act requirements.

     The Comprehensive Environmental Response, Compensation, and Liability Act of 1980

     CERCLA established a regulatory and remedial program intended to provide for the investigation and cleanup of facilities where or from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA's primary mechanism for remedying such problems is to impose strict joint and several liability for cleanup of facilities on current owners and operators of the site, former owners and operators of the site at the time of the disposal of the hazardous substances, as well as the generators of the hazardous substances and the transporters who arranged for disposal or transportation of the hazardous substances. In addition, CERCLA also imposes liability for the cost of evaluating and remedying any damage done to natural resources. The costs of CERCLA investigation and cleanup can be very substantial. Liability under CERCLA does not depend upon the existence or disposal of "hazardous waste" as defined by RCRA, but can also be founded upon the existence of even very small amounts of the more than 700 "hazardous substances" listed by the EPA, many of which can be found in household waste. In addition, the definition of "hazardous substances" in CERCLA incorporates substances designated as hazardous or toxic under the federal Clean Water Act, Clear Air Act and Toxic Substances Control Act. If the Company were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold the Company, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs even if others may also be liable. CERCLA also authorizes the imposition of a lien in favor of the United States upon all real property subject to, or affected by, a remedial action for all costs for which a party is liable. CERCLA provides a responsible party with the right to bring a contribution action against other responsible parties for their allocable shares of investigative and remedial costs. The Company's ability to get others to reimburse it for their allocable shares of such costs would be limited by the Company's ability to find other responsible parties and prove the extent of their responsibility and by the financial resources of such other parties.

     The Clean Air Act

     The Clean Air Act generally, through state implementation of Federal requirements, regulates emissions of air pollutants from certain landfills based upon the date of the landfill construction and volume per year of emissions of regulated pollutants. The EPA has promulgated new source performance standards regulating air emissions of certain regulated pollutants (methane and non-methane organic compounds) from municipal solid waste landfills. Landfills located in areas that do not comply with certain requirements of the Clean Air Act may be subject to even more extensive air pollution controls and emission limitations. In addition, the EPA has issued standards regulating the disposal of asbestos-containing materials.

     All of the Federal statutes described above contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes. In addition to a penalty award to the United States, some of those statutes authorize an award of attorney's fees to parties successfully advancing such an action.

     The Occupational Safety and Health Act of 1970 ("OSHA")

     OSHA establishes employer responsibilities and authorizes the promulgation by the Occupational Safety and Health Administration of occupational health and safety standards, including the obligation to maintain a workplace free of recognized hazards likely to cause death or serious injury, to comply with adopted worker protection standards, to maintain certain records, to provide workers with required disclosures and to implement certain health and safety training programs. Various of those promulgated standards may apply to the Company's operations, including those standards concerning notices of hazards, safety in excavation and demolition work, the handling of asbestos and asbestos-containing materials, and worker training and emergency response programs.

     State and Local Regulations

     Each state in which the Company now operates or may operate in the future has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure maintenance of landfills and transfer stations. In addition, many states have adopted statutes comparable to, and in some cases more stringent than, CERCLA. These statutes impose requirements for investigation and cleanup of contaminated sites and liability for costs and damages associated with such sites, and some provide for the imposition of liens on property owned by responsible parties. Some of those liens may take priority over previously filed instruments. Furthermore, many municipalities also have local ordinances, laws and regulations affecting Company operations. These include zoning and health measures that limit solid waste management activities to specified sites or conduct, flow control provisions that direct the delivery of solid wastes to specific facilities or to facilities in specific areas, laws that grant the right to establish franchises for collection services and then put out for bid the right to provide collection services, and bans or other restrictions on the movement of solid wastes into a municipality.

     Certain permits and approvals may limit the types of waste that may be accepted at a landfill or the quantity of waste that may be accepted at a landfill during a given time period. In addition, certain permits and approvals, as well as certain state and local regulations, may limit a landfill to accepting waste that originates from specified geographic areas or seek to restrict the importation of out-of-state waste or otherwise discriminate against out-of-state waste. Generally, restrictions on importing out-of-state waste have not withstood judicial challenge. However, from time to time Federal legislation is proposed which would allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that could be imported for disposal and would require states, under certain circumstances, to reduce the amounts of waste exported to other states. Although such legislation has not been passed by Congress, if this or similar legislation is enacted, states in which the Company operates landfills could limit or prohibit the importation of out-of-state waste. Such state actions could materially adversely affect the business, financial condition and results of operations of landfills within those states that receive a significant portion of waste originating from out-of-state.

     In addition, certain states and localities may for economic or other reasons restrict the export of waste from their jurisdiction or require that a specified amount of waste be disposed of at facilities within their jurisdiction. In 1994, the U.S. Supreme Court held unconstitutional, and therefore invalid, a local ordinance that sought to impose flow controls on taking waste out of the locality. However, certain state and local jurisdictions continue to seek to enforce such restrictions and, in certain cases, the Company may elect not to challenge such restrictions. In addition, the aforementioned proposed Federal legislation would allow states and localities to impose certain flow control restrictions. These restrictions could reduce the volume of waste going to landfills in certain areas, which may materially adversely affect the Company's ability to operate its landfills and/or affect the prices that can be charged for landfill disposal services. These restrictions may also result in higher disposal costs for the Company's collection operations. If the Company were unable to pass such higher costs through to its customers, the Company's business, financial condition and results of operations could be materially adversely affected.

     There has been an increasing trend at the Federal, state and local levels to mandate or encourage both waste reduction at the source and waste recycling, and to prohibit or restrict the disposal in landfills of certain types of solid wastes, such as yard wastes, leaves and tires. The enactment of regulations reducing the volume and types of wastes available for transport to and disposal in landfills could affect the Company's ability to operate its landfill facilities.

Legal Proceedings

     On or about October 30, 1997, Mr. Matthew M. Freeman commenced a civil lawsuit against the Company and two of the Company's officers and directors in the Rutland Superior Court, Rutland County, State of Vermont. In the complaint, Mr. Freeman seeks compensation for services allegedly performed by him prior to 1995. Mr. Freeman is seeking a three percent equity interest in the Company or the monetary equivalent thereof, as well as punitive damages. The Company and the officers and directors have answered the complaint, denied Mr. Freeman's allegations of wrongdoing, and asserted various defenses. In order to facilitate the completion of the November Offering, certain stockholders of the Company, including the two officers named as defendants, agreed to indemnify the Company for any settlement by the Company or any award against the Company in excess of $350,000 (but not including legal fees paid by or on behalf of the Company or any other party).


     On May 12, 1998, the Company filed suit in New York Supreme Court, Allegany County against the Town of Angelica, New York seeking a temporary restraining order and preliminary injunctive relief against the Town's enforcement of a recently-enacted local law which would prohibit the expansion of the Hyland landfill, would require the landfill and the operator thereof to receive an additional permit from the Town of Angelica to continue to operate, would prevent the disposal of yard waste, may preclude the disposal of certain types of industrial waste and would impose certain other restrictions on the landfill. A temporary restraining order was granted by the court on May 14, 1998 in favor of the Company, and by a decision dated July 13, 1998, the court granted the Company's motion for a preliminary injunction. If the Company is not successful in its lawsuit, and if the Town of Angelica seeks to enforce the law by its terms, then the Company would be required to obtain an additional permit from the Town of Angelica to operate the Hyland landfill, the expansion of the landfill beyond the current permitted capacity would be prohibited, and the Company would be unable to dispose of yard waste and may be precluded from disposing of industrial waste at the landfill. There can be no assurance that such limitations would not have a material adverse effect on the Company's business, financial condition and results of operations. At June 15, 1998 the Company had not yet begun accepting waste at the Hyland landfill.

     On July 17, 1998, the Hyland facility was served with a notice of petition and petition filed against the DEC and the Company in New York State Supreme Court, Erie County by The Concerned Citizens of Allegany County. The lawsuit challenges the decision of the Commissioner of the DEC issued on March 6, 1998 and the permit modification issued based upon that decision that collectively authorized the disposal of municipal solid waste and industrial waste at the facility. The proceeding is a summary proceeding that is expected to be decided on an expedited basis, and the issues raised in such petition are the same as those raised by the petitioners in administrative proceedings conducted by the DEC and rejected by both the administrative law judge and the DEC Commissioner. The Company believes the lawsuit is without merit and intends to vigorously contest the lawsuit. In the event the lawsuit is successful, the Company could be prevented from disposing of municipal solid waste and industrial waste until it complies with the additional procedures with the DEC and a new permit modification is issued. There can be no assurance that a new permit modification will be issued under such circumstances or that the process of obtaining such permit would not be lengthy. The failure of the Company to obtain a permit modification or a significant delay in obtaining such permit could have a material adverse effect on the Company's business, financial condition and results of operations.


     In the normal course of its business and as a result of the extensive governmental regulation of the waste industry, the Company may periodically become subject to various judicial and administrative proceedings involving Federal, state or local agencies. In these proceedings, an agency may seek to impose fines on the Company or to revoke, or to deny renewal of, an operating permit held by the Company. In addition, the Company may become party to various claims and suits pending for alleged damages to persons and property, alleged violation of certain laws and for alleged liabilities arising out of matters occurring during the normal operation of the waste management business. However, there is no current proceeding or litigation involving the Company that it believes will have a material adverse effect upon the Company's business, financial condition and results of operations.

                                   MANAGEMENT

Executive Officers, Directors and Certain Key Employees

     The executive officers, directors and certain key employees of the Company and their ages as of June 15, 1998 are as follows:

Name                                     Age    Position
----                                     ---    --------
    Executive Officers and Directors

    John W. Casella (1)                  47     President, Chief Executive Officer, Chairman of
                                                the Board of Directors and Secretary

    Douglas R. Casella                   42     Vice Chairman of the Board of Directors

    James W. Bohlig                      52     Senior Vice President and Chief Operating
                                                Officer, Director

    Jerry S. Cifor                       37     Vice President and Chief Financial Officer,
                                                Treasurer

    John F. Chapple III (2)              57     Director

    Michael F. Cronin (1)(2)             44     Director

    Kenneth H. Mead                      39     Director

    Gregory B. Peters (1)(2)             52     Director

    Other Key Employees

    Robert G. Banfield, Jr.              36     Vice President, Hauling Operations

    Michael P. Barrett                   44     Vice President, Transportation and Recycling

    Christopher M. DesRoches             40     Vice President, Sales and Marketing

    Joseph S. Fusco                      34     Vice President, Communications

    James M. Hiltner                     34     Regional Vice President

    Michael Holmes                       43     Regional Vice President

    Larry B. Lackey                      37     Vice President, Permits, Compliance and
                                                Engineering

    Alan N. Sabino                       38     Regional Vice President

    Gary Simmons                         48     Vice President, Fleet Management

    Michael J. Viani                     43     Vice President, Business Development

----------
(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.


     John W. Casella has served as President, Chief Executive Officer and Chairman of the Board of Directors of the Company since 1993, and has been Chairman of the Board of Directors of Casella Waste Management, Inc. since 1977. Mr. Casella has actively supervised all aspects of Company operations since 1976, sets overall corporate policies, and serves as chief strategic planner of corporate development. Mr. Casella is also an executive officer and director of Casella Construction, a company owned by Mr. Casella and Douglas R. Casella which specializes in general contracting, soil excavation and related heavy equipment work. See "Certain Transactions". Mr. Casella has been a member of numerous industry-related and community service-related state and local boards and commissions including the Board of Directors of the Associated Industries of Vermont, The Association of Vermont

Recyclers, Vermont State Chamber of Commerce and the Rutland Industrial Development Corporation. Mr. Casella has also served on various state task forces, serving in an advisory capacity to the Governor of Vermont on solid waste issues. Mr. Casella was an executive officer and director of Meridian Group, Inc. See "Certain Transactions" for a discussion of the Meridian bankruptcy. Mr. Casella holds an Associate of Science in Business Management from Bryant & Stratton University and a Bachelor of Science in Business Education from Castleton State College. Mr. Casella is the brother of Douglas R. Casella.

     Douglas R. Casella founded the Company in 1975, and has been a director of the Company since that time. He has served as Vice Chairman of the Board of Directors of the Company since 1993 and has been President of Casella Waste Management, Inc. since 1975. Since 1989, Mr. Casella has been President of Casella Construction, a company owned by Mr. Casella and John W. Casella which specializes in general contracting, soil excavation and related heavy equipment work. See "Certain Transactions". Mr. Casella attended the University of Wisconsin's College of Engineering continuing education programs in sanitary landfill design, ground water remediation, landfill gas and leachate management and geosynthetics. Mr. Casella is the brother of John W. Casella.


     James W. Bohlig joined the Company as Senior Vice President and Chief Operating Officer in 1993 with primary responsibility for business development, acquisitions and operations. Mr. Bohlig has served as a director of the Company since 1993. From 1989 until he joined the Company, Mr. Bohlig was Executive Vice President and Chief Operating Officer of Russell Corporation, a general contractor and developer based in Rutland, Vermont. In addition, Mr. Bohlig was the President and a director of Meridian Group, Inc. See "Certain Transactions" for a discussion of the Meridian bankruptcy. Mr. Bohlig is a director of Consumat Environmental Systems, Inc., a designer and manufacturer of incineration and pollution control equipment. Mr. Bohlig is a licensed professional engineer. Mr. Bohlig holds a Bachelor of Science in Engineering and Chemistry from the U.S. Naval Academy, and is a graduate of the Columbia University Management Program in Business Administration.


     Jerry S. Cifor joined the Company as Chief Financial Officer in January 1994. From 1992 to 1993, Mr. Cifor was Vice President and Chief Financial Officer of Earthwatch Waste Systems, a waste management company based in Buffalo, New York. From 1986 to 1991, Mr. Cifor was employed by Waste Management of North America, Inc., a waste management company, in a number of financial and operational management positions. Mr. Cifor is a certified public accountant and was with KPMG Peat Marwick from 1983 until 1986. Mr. Cifor is a graduate of Hillsdale College with a Bachelor of Arts in Accounting.

     John F. Chapple III has served as a director of the Company since 1994. From August 1989 to July 1994, Mr. Chapple was President and owner of Catamount Waste Services, Inc., a central Vermont hauling and landfill operation, which was purchased by the Company in May 1994. Mr. Chapple is a graduate of Denison University and holds a Bachelor of Arts in Economics.


     Michael F. Cronin has served as a director of the Company since December 1995. Mr. Cronin has been a general partner of Weston Presidio Management Company, a venture capital management firm, since 1991. Mr. Cronin is a director of Tekni-Plex, Inc., a manufacturer of plastic products and materials. Mr. Cronin is a graduate of Harvard College and holds an M.B.A. from the Harvard Graduate School of Business Administration.


     Kenneth H. Mead has served as a director of the Company since January 1997. Mr. Mead has served since January 1997 as President of Materials Exchange Corporation, a consulting firm. From 1986 to January 1997, Mr. Mead was the President and principal stockholder of Superior Disposal Services, Inc. and certain related companies, the assets of which were acquired by the Company in January 1997.

     Gregory B. Peters has served as a director of the Company since 1993. Mr. Peters has been a general partner of Vermont Venture Capital Partners, L.P., the General Partner of The Vermont Venture Capital Fund, L.P.; a general partner of North Atlantic Capital Partners, L.P., the General Partner of North Atlantic Venture Fund, L.P.; and a general partner of North Atlantic Investors, the General Partner of North Atlantic Venture Fund II L.P. Mr. Peters is a graduate of Harvard College and holds an M.B.A. from the Harvard Graduate School of Business Administration.

     Other Key Employees of the Company:

     Robert G. Banfield, Jr. has served as Vice President, Hauling Operations of the Company since 1988. Mr. Banfield is a graduate of Merrimack College.

     Michael P. Barrett has served as Vice President, Transportation and Recycling of the Company since January 1997. From June 1991 to January 1997, Mr. Barrett served as the Company's Division Manager for Transfer Stations, Recycling and Rutland Hauling.

     Christopher M. DesRoches has served as Vice President, Sales and Marketing of the Company since November 1996. From January 1989 to November 1996, he was a regional vice president of sales of Waste Management, Inc., a solid waste company. Mr. DesRoches is a graduate of Arizona State University.

     Joseph S. Fusco has served as Vice President, Communications of the Company since January 1995. From January 1991 through January 1995, Mr. Fusco was self-employed as a corporate and political communications consultant. Mr. Fusco is a graduate of the State University of New York at Albany.

     James M. Hiltner has served as Regional Vice President of the Company since March 1998. From 1990 to March 1998, Mr. Hiltner was employed by Waste Management, Inc. as a region president (July 1996 through March 1998), where his responsibilities included overseeing that company's waste management operations in upstate New York and northwestern Pennsylvania, a division president (from April 1992 through July 1996) and a general manager (from November 1990 through April 1992).

     Michael Holmes has served as Regional Vice President of the Company since January 1997. From November 1995 to January 1997, Mr. Holmes was Vice President of Superior Disposal Services, Inc., which was acquired by the Company on January 1997. From November 1993 to November 1995, he was Superintendent of Recycling and Solid Waste for the town of Weston, Massachusetts Solid Waste Department where he managed all aspects of the town's recycling and solid waste services. From June 1983 to October 1992, he served as the Division Manager of all divisions in the Binghamton, N.Y. area and the Boston, Massachusetts area for Laidlaw Waste Services, Inc. Mr. Holmes is a graduate of Broome Community College.

     Larry B. Lackey joined the Company in 1993 and has served as Vice President, Permits, Compliance and Engineering since 1995. From 1984 to 1993, Mr. Lackey was an Associate Engineer for Dufresne-Henry, Inc., an engineering consulting firm. Mr. Lackey is a graduate of Vermont Technical College.

     Alan N. Sabino has served as Regional Vice President of the Company since July 1996. From 1995 to July 1996, Mr. Sabino served as a Division President of Waste Management, Inc. From 1989 to 1994, he served as Regional Operations Manager for Chambers Development Company, Inc., a waste management company. Mr. Sabino is a graduate of Pennsylvania State University.

     Gary Simmons joined the Company in May 1997 as Vice President, Fleet Management. From 1995 to May 1997, Mr. Simmons served as National and Regional Fleet Service Manager for USA Waste Services, Inc., a waste management company. From 1977 to 1995, Mr. Simmons served in various fleet maintenance and management positions for Chambers Development Company, Inc.

     Michael J. Viani joined the Company in 1994, and has served as Vice President, Business Development since 1995. From 1990 to 1994, Mr. Viani served as Manager of Business Development with Consumat Sanco, Inc., the owner of the Company's NCES landfill, which the Company purchased in 1994. Mr. Viani is a graduate of Middlebury College and of the University of Massachusetts.

     See "Certain Transactions" and "Principal and Selling Stockholders" for certain information concerning the Company's directors and executive officers.

Election of Directors

     The holders of Class A Common Stock, voting separately as a class, will at all times be entitled to elect at least one director. Mr. Michael F. Cronin is the designee of the holders of Class A Common Stock.

     Messrs. John W. Casella, Douglas R. Casella, James W. Bohlig, Gregory B. Peters and John F. Chapple III were elected to the Board of Directors pursuant to an agreement between the Company and certain of its stockholders. This agreement terminated upon completion of the November Offering. See "Risk Factors--Control by Casellas and Anti-Takeover Effect of Class B Common Stock" and "Description of Capital Stock".

     The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. Messrs. Douglas R. Casella, Michael F. Cronin and Kenneth H. Mead serve in the class whose term expires in 1998; Messrs. James W. Bohlig and Gregory B. Peters serve in the class whose term expires in 1999; and Messrs. John W. Casella and John F. Chapple III serve in the class whose term expires in 2000. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

Compensation of Directors

     The Company reimburses non-employee directors for expenses incurred in attending Board meetings. Non-employee directors of the Company receive stock options under the Company's 1997 Non-Employee Director Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides that each non-employee director will receive an automatic grant of a nonqualified stock option to purchase 5,000 shares of Class A Common Stock upon initial election to the Board of Directors (vesting in three equal installments on each of the three anniversaries following the date of grant). An option to purchase 2,000 shares of Class A Common Stock will be granted to each incumbent non-employee director on the date of each annual meeting of stockholders beginning with the 1998 annual meeting (vesting in three equal annual installments beginning on the first anniversary of the date of grant). Options granted under the Directors' Plan expire ten years from the date of grant. The option price for options granted under the Directors' Plan is equal to the fair market value of a share of Class A Common Stock as of the date of grant. The Company has reserved a total of 50,000 shares of Class A Common Stock for issuance under the Directors' Plan, all of which are currently available for future grant.

Board Committees

     The Board of Directors has established a Compensation Committee and an Audit Committee. The Compensation Committee, which consists of Messrs. John W. Casella, Michael F. Cronin and Gregory B. Peters, reviews executive salaries, administers any bonus, incentive compensation and stock option plans of the Company, and approves the salaries and other benefits of the executive officers of the Company. In addition, the Compensation Committee consults with the Company's management regarding pension and other benefit plans and compensation policies and practices of the Company. The Stock Plan Subcommittee of the Compensation Committee, consisting of Messrs. Cronin and Peters, administers the issuance of stock options and other awards under the Company's stock option plans to the Company's executive officers and approves the compensation of Mr. Casella. The Audit Committee, which consists of Messrs. Chapple, Cronin and Peters, reviews the professional services provided by the Company's independent auditors, the independence of such auditors from management of the Company, the annual financial statements of the Company and the Company's system of internal accounting controls. The Audit Committee also reviews such other matters with respect to the accounting, auditing and financial reporting practices and procedures of the Company as it may find appropriate or as may be brought to its attention.

Executive Compensation

     The following table sets forth for each of the last two fiscal years the cash compensation paid and shares underlying options granted to (i) the Company's Chief Executive Officer, and (ii) each of the other executive officers who received annual compensation in excess of $100,000 during fiscal 1998 (collectively, the "Named Executive Officers"):

                           Summary Compensation Table


                                                           Long-Term Compensation
                               -------------------------------------------------------------------------------
                                            Annual Compensation                     Awards
                               ---------------------------------------------- ------------------
                                                                                  Securities
                                                               Other Annual       Underlying       All Other
                                Year     Salary      Bonus     Compensation    Options/SARs (#)   Compensation
                               ------ ----------- ---------- ---------------- ------------------ -------------
John W. Casella .............. 1998    $156,965    $50,000   $14,279(1)              --               $500(2)
 President, Chief Executive    1997    $136,141    $45,000   $22,755(1)            20,000             $985(2)
 Officer and Chairman
James W. Bohlig .............. 1998    $146,591    $50,000       --                  --                 --
 Senior Vice President and     1997    $126,538    $45,000       --                30,000               --
 Chief Operating Officer
Jerry S. Cifor ............... 1998    $126,235    $42,000       --                  --               $500(2)
 Vice President and            1997    $107,692    $38,000       --                16,000             $838(2)
 Chief Financial Officer


------------
(1) Consists of life insurance premiums paid by the Company on behalf of the Named Executive Officer.

(2) Consists of amount paid by the Company to the Named Executive Officer's account in the Company's 401(k) Plan.

Stock Options

     No options to purchase shares of the Company's Class A Common Stock were granted to any of the Named Executive Officers of the Company during the fiscal year ended April 30, 1998.

Fiscal Year-End Option Values

     The following table sets forth information for each of the Named Executive Officers concerning options to purchase Class A Common Stock exercised by the Named Executive Officers during fiscal 1998 and the number and value of options outstanding as of April 30, 1998.

   Aggregated Option Exercises in Fiscal Year 1998 and Fiscal Year-End Option
                                     Values

                                                                 Number of Securities
                                                                      Underlying               Value of Unexercised
                                                                Unexercised Options at         In-The-Money Options
                                       Shares       Value          April 30, 1998 (#)         at April 30, 1998 ($)(2)
                                      Acquired     Realized  ----------------------------- -----------------------------
                                    on Exercise     ($)(1)    Exercisable   Unexercisable   Exercisable   Unexercisable
                                   ------------- ----------- ------------- --------------- ------------- --------------
John W. Casella,
President, Chief Executive
Officer and Chairman .............       --           --        148,334           6,666      $4,324,402      $124,173
James W. Bohlig,
 Senior Vice President and
 Chief Operating Officer .........       --           --        300,000          10,000      $8,918,850      $186,250
Jerry S. Cifor,
 Vice President and
 Chief Financial Officer .........     20,000     $308,000      106,667           5,333      $3,077,792      $ 99,327

------------
(1) Based on the closing sales price of the Class A Common Stock as reported on the Nasdaq National Market on the date of exercise less the option exercise price.

(2) These values have been calculated on the basis of the last sale price of the Company's Class A Common Stock on the Nasdaq National Market as of April 30, 1998 of $31.125 per share, less the aggregate exercise price.

Compensation Committee Interlocks and Insider Participation

     The current members of the Compensation Committee of the Company's Board of Directors are Messrs. John W. Casella, Michael F. Cronin and Gregory B. Peters. Mr. Casella will abstain from Compensation Committee decisions regarding his own compensation. Mr. Casella has served as President and Chief Executive Officer of the Company since 1993.

     In connection with the sale by the Company of its Series D Convertible Preferred Stock in December 1995, the Company entered into a Management Services Agreement with BCI Growth III, L.P., North Atlantic Venture Fund, L.P. and Vermont Venture Capital Fund, L.P., all of whom are stockholders of the Company. Under the Management Services Agreement, the Company agreed to pay a management fee of approximately $22,300 per month in consideration of certain advisory services provided by such stockholders to the Company. Gregory B. Peters, a director of the Company, is affiliated with North Atlantic Venture Fund, L.P. and The Vermont Venture Capital Fund, L.P. This agreement was terminated upon the closing of the November Offering.

     The Company has from time to time engaged Casella Construction, Inc., a company owned by John and Douglas Casella, both executive officers, directors and significant stockholders of the Company, to provide construction services for the Company. In each of the fiscal years ended April 30, 1996, 1997 and 1998, the Company paid Casella Construction, Inc. $1,236,435, $2,155,618 and $4,202,500, respectively. The Company engaged Casella Construction, Inc. to close and cap the municipal unlined landfill located adjacent to the Clinton County landfill. The Company completed the closure and capping activities at this landfill in September 1997. The amount to be paid to Casella Construction, Inc. for this project is $2,465,000, of which $497,000 and $1,890,090 were paid in the fiscal years ended April 30, 1997 and 1998, respectively. In 1994, the Company retained Casella Construction, Inc. to close and cap a portion of the NCES landfill for a contract price of $1,600,000 of which approximately $1,478,400 was paid through April 30, 1998. In addition, in April 1998 Casella Construction, Inc. was awarded the contract for the construction of Phase 3 of the Waste USA landfill as the lowest bidder and after approval by a majority of the disinterested members of the Board of Directors in accordance with Company policy.

     In August 1993, the Company entered into three real estate leases with Casella Associates, a Vermont partnership owned by John and Douglas Casella, relating to facilities occupied by the Company. One of these leases was terminated in fiscal 1997, for which the Company paid Casella Associates $191,869. The remaining leases, relating to the Company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, call for aggregate monthly payments of approximately $18,000 and expire in April 2003. These leases have been classified by the Company as capital leases for financial reporting purposes. The lease agreements relating to the Rutland and Montpelier properties provide that if such agreements are terminated prior to their respective lease terms, either Casella Associates or the Company must pay to Albank an amount which represents 41.9% and 42.9%, respectively, of the then outstanding principal balance (which on April 30, 1998 was $867,594), on a term loan made by Albank to Casella Associates. In fiscal 1997, the Company purchased the land that is the site of the Company's current Middlebury, Vermont facility from Casella Associates for $122,000. In addition, the Company leases furniture and fixtures from Casella Associates pursuant to an operating lease which bears rent at $950 per month and expires in 1999. In each of the years ended April 30, 1996, 1997 and 1998, the Company paid Casella Associates an aggregate of $263,400, $558,380 and $244,500, respectively, for such leases. In November 1997, the lease relating to the Company's corporate headquarters in Rutland, Vermont was amended, after approval by a majority of the disinterested members of the Board of Directors in accordance with Company policy, to allow the Company to upgrade and make capital improvements to the premises at an estimated cost of $500,000, to be paid by the Company. Casella Associates was granted the option to purchase such capital improvements by December 31, 2002, and if it does not elect to exercise such option the Company has the right to purchase the premises for $324,000, the fair market value of the premises prior to the capital improvements, at the expiration of the term of the lease.

     The Company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John and Douglas Casella which operated as a single-purpose real estate holding company. The Company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In each of the fiscal years ended April 30, 1996, 1997 and 1998, the Company paid $14,502,

$9,605, and $3,019 respectively, pursuant to this arrangement. The Company has accrued $104,772 for costs associated with its post-closure obligations. There can be no assurance that such accruals will be adequate to meet such obligations.

     In connection with the settlement of certain litigation naming the Company, four of its subsidiaries, Messrs. James W. Bohlig and John W. and Douglas R. Casella and one unrelated person as defendants, the Company paid an aggregate of $450,000 plus approximately $200,000 in legal expenses incurred by the defendants. The lawsuit was brought derivatively in the name of Meridian Group, Inc. ("Meridian"), a Vermont corporation engaged in alternative energy project development which has been inactive since 1993, of which Messrs. Bohlig and John Casella were officers, directors and stockholders, as well as individually in the names of the plaintiffs, who were also stockholders of Meridian. In response to the lawsuit, in an effort to expedite adjudication, a majority of Meridian's directors, including Messrs. Bohlig and John Casella, voted to place Meridian into bankruptcy, and Meridian filed a petition under Chapter 7 of the Federal Bankruptcy Code ("Chapter 7"). The lawsuit was subsequently removed to the United States Bankruptcy Court for the District of Vermont. On July 14, 1997, the bankruptcy court approved the settlement. Messrs. John Casella and Bohlig were officers and directors of Meridian at the time Meridian filed the petition under Chapter 7.

     On or about October 30, 1997, Mr. Matthew M. Freeman commenced a civil lawsuit against the Company and Messrs. John Casella and James Bohlig in the Rutland Superior Court, Rutland County, State of Vermont. In the complaint, Mr. Freeman seeks compensation for services allegedly performed by him prior to 1995. Mr. Freeman is seeking a three percent equity interest in the Company or the monetary equivalent thereof, as well as punitive damages. The Company and Messrs. Casella and Bohlig have answered the complaint, denied Mr. Freeman's allegations of wrongdoing, and asserted various defenses. In order to facilitate the completion of the November Offering, certain stockholders of the Company, including the two officers named as defendants, agreed to indemnify the Company for any settlement by the Company or any award against the Company in excess of $350,000 (but not including legal fees paid by or on behalf of the Company or any other party). The Company has agreed to indemnify Messrs. Casella and Bohlig for legal fees incurred by them in connection with the lawsuit, plus settlements or awards up to $350,000 in the aggregate.

Benefit Plans

     1997 Stock Incentive Plan

     The 1997 Stock Incentive Plan (the "1997 Incentive Plan") permits the Company to grant incentive stock options, non-statutory stock options, restricted stock awards and other stock-based awards, including the grant of shares based on certain conditions, the grant of securities convertible into Class A Common Stock and the grant of stock appreciation rights (collectively, "Awards"). Awards consisting of stock options may not be granted at an exercise price which is less than 100% of the fair market value of the Class A Common Stock on the date of grant and may not be granted for a term in excess of ten years. Subject to adjustment in the event of stock splits and other similar events, awards may be made under the 1997 Incentive Plan for up to the sum of
(i) 1,308,500 shares of Class A Common Stock, plus (ii) such additional number of shares of Class A Common Stock as is equal to the aggregate number of shares which remain available subject to awards granted under the Terminated Plans (as defined below) which are not actually issued because such awards expire or otherwise result in shares not being issued.

     Officers, employees, directors, consultants and advisors of the Company and its subsidiaries will be eligible to receive Awards under the 1997 Incentive Plan. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Incentive Plan may not exceed 200,000 shares per calendar year.

     The 1997 Incentive Plan is administered by the Compensation Committee of the Board of Directors, provided that the Stock Plan Subcommittee will administer the issuance of awards to the Company's executive officers. The Committee has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Incentive Plan and to interpret the provisions of the 1997 Incentive Plan. The Compensation Committee selects the recipients of Awards and determines (i) the number of shares of Class A Common Stock covered by options and the dates upon which such options become exercisable; (ii) the exercise price of options (which may not be less than 100% of fair market value on the date of grant); (iii) the duration of options (which may not exceed ten years); and (iv) the number of shares of Class A Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price. The Board of Directors is required to make appropriate adjustments in connection with the 1997 Incentive Plan and any outstanding Awards to reflect stock dividends, stock splits and certain other events. In the event of a merger, liquidation or other Acquisition Event (as defined in the 1997 Incentive
Plan), outstanding Awards will be assumed unless the acquiring or succeeding corporation does not agree to assume such options, in which case the Board of Directors shall accelerate the Awards to make them fully exercisable prior to consummation of the Acquisition Event or provide for a cash-out of the value of any outstanding options. If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Class A Common Stock covered by such Award will again be available for grant under the 1997 Incentive Plan.

     Other Stock Option Plans

     The Company has previously granted options to purchase shares of Class A Common Stock pursuant to the 1993 Incentive Stock Option Plan, the 1994 Nonstatutory Stock Option Plan and the 1996 Stock Option Plan (collectively, the "Terminated Plans"). In connection with the adoption of the Company's 1997 Incentive Plan, the Company has ceased granting options under these plans; however, all stock options granted prior to the effectiveness of the 1997 Incentive Plan will remain outstanding in accordance with their terms and the terms of the respective plans under which they were granted.

     Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "1997 Purchase Plan") is intended to allow eligible participating employees an opportunity to purchase shares of Class A Common Stock at a discount. A maximum of 300,000 shares of Class A Common Stock were authorized for issuance under the 1997 Purchase Plan. The 1997 Purchase Plan is administered by the Compensation Committee of the Board of Directors. All employees of the Company, except employees who own five percent or more of the Company's stock, whose customary employment is more than 20 hours per week and who have been employed by the Company for at least six months, are eligible to participate in the 1997 Purchase Plan. To participate in the 1997 Purchase Plan, an employee must authorize the Company to deduct an amount (up to ten percent of a participant's regular pay) from his or her pay during six-month periods commencing on May 1 and November 1, or the first business day thereafter, of each year (each a "Payment Period"). The maximum number of shares of Class A Common Stock that an employee may purchase in any Payment Period is determined by applying the formula stated in the 1997 Purchase Plan. The exercise price for the option for each Payment Period is 85% of the lesser of the average market price of the Company's Class A Common Stock on the first or last business day of the Payment Period. If an employee is not a participant on the last day of the Payment Period, such employee is not entitled to exercise his or her option, and the amount of his or her accumulated payroll deductions will be refunded. An employee's rights under the 1997 Purchase Plan terminate upon his or her voluntary withdrawal from the plan at any time or upon termination of employment.

     Non-Employee Director Stock Option Plan

     The Directors' Plan provides for the grant of options to purchase a maximum of 50,000 shares of Class A Common Stock of the Company to non-employee directors of the Company. The Directors' Plan is administered by the Board of Directors. The Directors' Plan provides that each non-employee director will receive an automatic grant of a nonqualified stock option to purchase 5,000 shares of Class A Common Stock upon initial election to the Board of Directors (vesting in three equal installments on each of the three anniversaries following the date of grant). An option to purchase 2,000 shares of Class A Common Stock will be granted to each incumbent non-employee director on the date of each annual meeting of stockholders beginning with the 1998 annual meeting (vesting in three equal annual installments beginning on the first anniversary of the date of grant). Options granted under the Directors' Plan expire ten years from the date of grant. The option price for options granted under the Directors' Plan is equal to the fair market value of a share of Class A Common Stock as of the date of grant.

     401(k) Plan

     Effective July 1996, the Company implemented a 401(k) Plan Savings and Retirement Plan (the "401(k) Plan"), a tax-qualified plan covering all of its employees who are at least 21 years of age and have completed six months of service with the Company. Each employee may elect to reduce his or her current compensation by up to 15%, subject to the statutory limit (a maximum of $10,000 in calendar 1998) and have the amount of the reduction contributed to the 401(k) Plan. Subject to Board approval, the Company may contribute an additional amount to the 401(k) Plan, up to $500 per individual per calendar year. Employees vest in Company contributions ratably over a three-year period.

                              CERTAIN TRANSACTIONS


     In connection with the sale by the Company of its Series D Convertible Preferred Stock in December 1995, the Company entered into a Management Services Agreement with BCI Growth III, L.P., North Atlantic Venture Fund, L.P. and Vermont Venture Capital Fund, L.P., all of whom are stockholders of the Company. Under the Management Services Agreement, the Company agreed to pay a management fee of approximately $22,300 per month in consideration of certain advisory services provided by such stockholders to the Company. Gregory B. Peters, a director of the Company, is affiliated with North Atlantic Venture Fund, L.P. and The Vermont Venture Capital Fund, L.P.

     The Company has from time to time engaged Casella Construction, Inc., a company owned by John and Douglas Casella, both executive officers, directors and significant stockholders of the Company, to provide construction services for the Company. In each of the three years ended April 30, 1996, 1997 and 1998, the Company paid Casella Construction, Inc. $1,236,435, $2,155,618 and $4,202,200, respectively. The Company engaged Casella Construction, Inc. to close and cap the municipal unlined landfill located adjacent to the Clinton County landfill. The Company completed the closure and capping activities at this landfill in September 1997. The amount to be paid to Casella Construction, Inc. for this project is $2,465,000, of which $497,000 and $1,890,000 were paid in the fiscal years ended April 30, 1997 and 1998, respectively. In 1994 the Company retained Casella Construction, Inc. to close and cap a portion of the NCES landfill for a contract price of $1,600,000, of which approximately $1,478,400 was paid through April 30, 1998. In addition, in compliance with the policy for all related party transactions described below, in April 1998 Casella Construction, Inc. was awarded the contract for the construction of Phase 3 of the Waste USA landfill as the lowest bidder and after approval by a majority of the disinterested members of the Board of Directors in accordance with the Company policy described below.

     In August 1993, the Company entered into three real estate leases with Casella Associates, a Vermont partnership owned by John and Douglas Casella, relating to facilities occupied by the Company. One of these leases was terminated in fiscal 1997, for which the Company paid Casella Associates $191,869. The remaining leases, relating to the Company's corporate headquarters in Rutland, Vermont and its Montpelier, Vermont facility, call for aggregate monthly payments of approximately $18,000 and expire in April 2003. These leases have been classified by the Company as capital leases for financial reporting purposes. The lease agreements relating to the Rutland and Montpelier properties provide that if such agreements are terminated prior to their respective lease terms, either Casella Associates or the Company must pay to Albank an amount which represents 41.9% and 42.9%, respectively, of the then outstanding principal balance (which on April 30, 1998 was $867,594), on a term loan made by Albank to Casella Associates. In fiscal 1997, the Company purchased the land that is the site of the Company's current Middlebury, Vermont facility from Casella Associates for $122,000. In addition, the Company leases furniture and fixtures from Casella Associates pursuant to an operating lease which bears rent at $950 per month and expires in 1999. In each of the years ended April 30, 1996, 1997 and 1998, the Company paid Casella Associates an aggregate of $263,400, $558,380 and $244,500, respectively, for such leases. In November 1997, the lease relating to the Company's corporate headquarters in Rutland, Vermont was amended, after approval by a majority of the disinterested members of the Board of Directors in accordance with the Company policy described below, to allow the Company to upgrade and make capital improvements to the premises at an estimated cost of $500,000, to be paid by the Company. Casella Associates was granted the option to purchase such capital improvements by December 31, 2002, and if it does not elect to exercise such option the Company has the right to purchase the premises for $324,000, the fair market value of the premises prior to the capital improvements, at the expiration of the term of the lease.

     The Company operated an unlined landfill located in Whitehall, New York owned by Bola, Inc., a corporation owned by John and Douglas Casella which operated as a single-purpose real estate holding company. The Company paid the cost of closing this landfill in 1992, and has agreed to pay all post-closure obligations. In each of the three years ended April 30, 1996, 1997 and 1998, the Company paid $14,502, $9,605 and $3,019, respectively, pursuant to this arrangement. As of April 30, 1998 the Company has accrued $104,772 for costs associated with its post-closure obligations. There can be no assurance that such accruals will be adequate to meet such obligations.

     In connection with the settlement of certain litigation naming the Company, four of its subsidiaries, Messrs. James W. Bohlig and John W. and Douglas R. Casella and one unrelated person as defendants, the Company paid an aggregate of $450,000 plus approximately $200,000 in legal expenses incurred by the defendants. The lawsuit was brought derivatively in the name of Meridian, a Vermont corporation which has been inactive since 1993, of which Messrs. Bohlig and John Casella were officers, directors and stockholders, as well as individually in the names of the plaintiffs, who were also stockholders of Meridian. In response to the lawsuit, in an effort to expedite adjudication, a majority of Meridian's directors, including Messrs. Bohlig and John Casella, voted to place Meridian into bankruptcy, and Meridian filed a petition under Chapter 7. The lawsuit was subsequently removed to the United States Bankruptcy Court for the District of Vermont. On July 14, 1997, the bankruptcy court approved the settlement. Messrs. John Casella and Bohlig were officers and directors of Meridian at the time Meridian filed the petition under Chapter 7.

     On or about October 30, 1997, Mr. Matthew M. Freeman commenced a civil lawsuit against the Company and Messrs. John Casella and James Bohlig in the Rutland Superior Court, Rutland County, State of Vermont. In the complaint, Mr. Freeman seeks compensation for services allegedly performed by him prior to 1995. Mr. Freeman is seeking a three percent equity interest in the Company or the monetary equivalent thereof, as well as punitive damages. The Company and Messrs. Casella and Bohlig have answered the complaint, denied Mr. Freeman's allegations of wrongdoing, and asserted various defenses. In order to facilitate the completion of the November Offering, certain stockholders of the Company, including the two officers named as defendants, agreed to indemnify the Company for any settlement by the Company or any award against the Company in excess of $350,000 (but not including legal fees paid by or on behalf of the Company or any other party). The Company has agreed to indemnify Messrs. Casella and Bohlig for legal fees incurred by them in connection with the lawsuit, plus settlements or awards up to $350,000 in the aggregate.

     In connection with and at the time of the Company's acquisition of the business of Catamount Waste Services, Inc., the Company entered into a lease in June 1994 with CV Landfill, Inc., a Vermont corporation affiliated with Catamount Waste Services, Inc., pursuant to which the Company agreed to lease a transfer station for a term of 10 years. CV Landfill, Inc. is owned by John F. Chapple III, who became a director of the Company at the time of the acquisition of the business of Catamount Waste Services, Inc. Pursuant to the lease agreement, the Company pays monthly rent for the first five years at a rate of $5.00 per ton of waste disposed of at the transfer station, with a minimum rent of $6,650 per month. Following the fifth anniversary of the lease agreement, the Company pays monthly rent at a rate of $2.00 per ton, with a minimum rent of $2,500 per month. In each of the three years ended April 30, 1996, 1997 and 1998, the Company paid CV Landfill, Inc. $139,687, $136,729 and $96,894, respectively.

     As part of the acquisition by the Company of the assets of Superior Disposal Service, Inc., Kerkim, Inc. and related companies in January 1997, the Company engaged Kenneth H. Mead, the sole stockholder of such companies, as a consultant for a five-year period ending in 2002. Upon such acquisition, Mr. Mead became a director of the Company. The consulting agreement, which also contains a non-competition covenant, provides that the Company will pay Mr. Mead
(i) a fee for acquisitions of collection businesses made by the Company with Mr. Mead's active assistance within a defined geographic area, in an amount equal to one month's net revenue of any such acquired business; (ii) a fee of $500,000 for the acquisition by the Company with Mr. Mead's active assistance of any enumerated landfill within a defined geographic area; and (iii) a fee, in consideration of Mr. Mead's non-competition covenant, of $600,000 paid in installments of $200,000 on each of the first and second anniversaries of the date of the agreement and $100,000 on each of the third and fourth anniversaries. For the fiscal years ended April 30, 1997 and 1998, the Company paid Mr. Mead an aggregate of $231,000 and $201,871, respectively, pursuant to this agreement.

     Each of the transactions described above has been approved or ratified by a disinterested majority of the Board of Directors. However, transactions between the Company and affiliates of John W. Casella and Douglas R. Casella were not negotiated, and accordingly the Company has no independent basis for concluding whether or not the terms of such transactions were as favorable as could have been negotiated with unaffiliated third parties.

     The Company adopted a policy in June 1994 which required the Company to obtain competitive bids for contracts with Casella Construction, Inc. in excess of $100,000. During the period that such policy was in place (prior to July
1997), the Company awarded two construction contracts greater than $100,000 in size to Casella Construction, Inc. without soliciting third party bids.

     In July 1997, the Company's Board of Directors adopted a policy, which it has since been following, for all related party transactions. The policy establishes guidelines, including (i) requiring all future transactions, including without limitation the purchase, sale or exchange of property or the rendering of any service, between the Company and its officers, directors, employees or other affiliates to (a) be approved by a majority of the members of the Board of Directors and by a majority of the disinterested members of the Board of Directors, and (b) be on reasonable terms no less favorable to the Company than could be obtained from unaffiliated third parties; and (ii) requiring a third party bid on all construction contracts in excess of $100,000.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of the Company as of June 15, 1998, and as adjusted for the sale of the shares of Class A Common Stock offered hereby, by
(i) each person or entity known to the Company to beneficially own more than five percent of the Company's Common Stock, (ii) each director and Named Executive Officer of the Company, (iii) all current directors and executive officers of the Company as a group and (iv) each other Selling Stockholder.


                                                  Class A Common Stock
                                ---------------------------------------------------------
                                                           To be           To be
                                         Owned             Sold            Owned
                                     Prior to the         in the         After the
                                       Offering          Offering         Offering
                                ----------------------- ---------- ----------------------
Name of Beneficial
Owner(1)                           Number         %       Number      Number        %
------------------------------- ------------ ---------- ---------- ------------ ---------
John W. Casella(2) ............    777,316    7.21%       50,000      727,316    5.9%
Douglas R. Casella(3) .........    777,316    7.21%       50,000      727,316    5.9%
James W. Bohlig(4) ............    505,000    4.61%       35,000      470,000    3.7%
Jerry S. Cifor(5) .............    184,332    1.72%       16,000      168,332    1.4%
Gregory B. Peters(6) ..........     24,684       *          --         24,684      *
John F. Chapple III ...........    220,643    2.09%       30,000      190,643    1.6%
Kenneth H. Mead(7) ............    562,127    5.33%       40,000      522,127    4.3%
Michael F. Cronin(8) ..........    775,370    7.34%         --        775,370    6.4%
BCI Growth III, L.P.(9) .......    880,912    8.34%      880,912         --       --
Weston Presidio Capital II,
 L.P.(10) .....................    775,370    7.34%         --        775,370    6.4%
Provident Investment
 Counsel, Inc.(11) ............    534,700    5.06%         --        534,700    4.4%
Directors and executive
 officers as a group
 (8 people)(12) ...............  3,826,788   33.20%      221,000    3,605,788   27.5%
Other Selling Stockholders
De Novo Trust .................     60,000       *        20,000       40,000      *
Stephen Houghton(13) ..........     23,892       *         3,392       20,500      *
Elizabeth A. Ruane ............     19,976       *        19,976         --       --
W. Thomas Sawyer, Jr.
 (14) .........................     40,000       *        40,000         --       --
Joseph M. Winters(15) .........     42,739       *        39,188       10,653      *
Andrew B. Winters(15) .........     42,739       *        39,188       10,653      *
Brigid Winters(15) ............    128,216    1.21%      117,564       10,652      *
Sean Winters(15) ..............     42,739       *        39,188       10,653      *
Maureen Winters(16) ...........     81,525       *        30,000       51,525      *
Winters Family
 Partnership (17) .............    232,717    2.20%       20,172      212,545    1.2%

                                                                     Total
                                                                    Common
                                      Class B Common Stock           Stock
                                --------------------------------- ----------
                                                      To be         Voting
                                     Owned            Owned          Power
                                  Prior to the      After the      After the
                                    Offering         Offering      Offering
                                ---------------- ---------------- ----------
Name of Beneficial
Owner(1)                          Number     %     Number     %        %
------------------------------- --------- ------ --------- ------ ----------
John W. Casella(2) ............ 494,100    50%   494,100    50%       25.5%
Douglas R. Casella(3) ......... 494,100    50%   494,100    50%       25.5%
James W. Bohlig(4) ............    --      --       --      --         2.1%
Jerry S. Cifor(5) .............    --      --       --      --           *
Gregory B. Peters(6) ..........    --      --       --      --           *
John F. Chapple III ...........    --      --       --      --           *
Kenneth H. Mead(7) ............    --      --       --      --         2.4%
Michael F. Cronin(8) ..........    --      --       --      --         3.5%
BCI Growth III, L.P.(9) .......    --      --       --      --          --
Weston Presidio Capital II,
 L.P.(10) .....................    --      --       --      --         3.5%
Provident Investment
 Counsel, Inc.(11) ............    --      --       --      --         2.4%
Directors and executive
 officers as a group
 (8 people)(12) ............... 988,200   100%   988,200   100%       58.6%
Other Selling Stockholders
De Novo Trust .................    --      --       --      --           *
Stephen Houghton(13) ..........    --      --       --      --           *
Elizabeth A. Ruane ............    --      --       --      --          --
W. Thomas Sawyer, Jr.
 (14) .........................    --      --       --      --          --
Joseph M. Winters(15) .........    --      --       --      --           *
Andrew B. Winters(15) .........    --      --       --      --           *
Brigid Winters(15) ............    --      --       --      --           *
Sean Winters(15) ..............    --      --       --      --           *
Maureen Winters(16) ...........    --      --       --      --           *
Winters Family
 Partnership (17) .............    --      --       --      --           *


------------

* Less than 1% of the outstanding Common Stock.

 (1) Beneficial ownership is determined in accordance with rules of the Commission, and includes generally voting power and/or investment power with respect to securities. Shares of Common Stock subject to options and/or warrants currently exercisable or exercisable within 60 days of June 15, 1998 ("Currently Exercisable Options") are deemed outstanding for computing the percentage beneficially owned by the person holding such options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated by footnote, the Company believes that the persons named in this table, based on information provided by such persons, have sole voting and investment power with respect to the shares of Common Stock indicated.

 (2) Includes 210,166 shares issuable pursuant to Currently Exercisable Options. Also includes 4,800 shares of Class A Common Stock held in trust for the benefit of Mr. Casella's minor children. Mr. Casella disclaims beneficial ownership of such shares.

 (3) Includes 210,166 shares issuable pursuant to Currently Exercisable Options. Also includes 1,600 shares of Class A Common Stock held in trust for the benefit of Mr. Casella's minor children. Mr. Casella disclaims beneficial ownership of such shares.

 (4) Includes 380,000 shares issuable pursuant to Currently Exercisable Options. Also includes 8,000 shares held in trust for the benefit of Mr. Bohlig's minor children. Mr. Bohlig disclaims beneficial ownership of such shares. The shares to be sold by Mr. Bohlig will be acquired by him upon his exercise of non-qualified stock options contemporaneously with the closing of this Offering. Mr. Bohlig will use the proceeds from the sale of such shares to pay taxes incurred as a result of such exercise and to exercise incentive stock options.

 (5) Includes 164,332 shares issuable pursuant to Currently Exercisable Options. The shares to be sold by Mr. Cifor will be acquired by him upon his exercise of non-qualified stock options contemporaneously with the closing of this Offering. Mr. Cifor will use the proceeds from the sale of such shares to pay taxes incurred as a result of such exercise and to exercise incentive stock options.


 (6) An aggregate of 299,161 shares previously held by North Atlantic Venture Fund, L.P., of which Mr. Peters is a General Partner and The Vermont Venture Capital Fund, L.P., of which Mr. Peters is the Managing General Partner, were distributed by such funds to the partners thereof without restriction on resale on or about July 16, 1998. The shares owned by Mr. Peters represent the shares distributed to him.


 (7) Mr. Mead's address is 1669 N.W. Loop, Ocala, FL 34475.

 (8) Consists of 775,370 shares held by Weston Presidio Capital II, L.P., of which Mr. Cronin is a General Partner. Mr. Cronin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest in such firm. Mr. Cronin's address is c/o Weston Presidio Capital II, L.P., One Federal Street, Boston, MA 02110.

 (9) The address of BCI Growth III, LP is Glenpointe Centre West, Teaneck, NJ 07666.

(10) The address of Weston Presidio Capital II, L.P. is One Federal Street, Boston, MA 02110.

(11) Based on information filed by such stockholder with the Securities and Exchange Commission on Schedule 13G for the year ended December 31, 1997. The address of Provident Investment Counsel, Inc. is 300 North Lake Avenue, Pasadena, CA 91101.

(12) Includes 964,664 shares issuable pursuant to Currently Exercisable
     Options.


(13) Includes 19,000 shares issuable pursuant to Currently Exercisable Options.

(14) Includes 40,000 shares issuable pursuant to Currently Exercisable Options.

(15) Such Selling Stockholders were stockholders, or affiliates of stockholders, of All Cycle, which was acquired by the Company in December 1997 in a transaction accounted for as a pooling of interests. Shares owned by each such Selling Stockholder includes shares held in escrow to secure certain obligations of such Selling Stockholder to the Company pursuant to the acquisition agreement. Some of the shares held by such person have been pledged to Goldman, Sachs & Co. to secure a loan made by Goldman, Sachs & Co. to such person.

(16) Such Selling Stockholder was a stockholder of All Cycle, which was acquired by the Company in December 1997 in a transaction accounted for as a pooling of interests. Includes shares held in escrow to secure certain obligations of such Selling Stockholder to the Company pursuant to the acquisition agreement.

(17) Based on information provided to the Company, the beneficial owners of the Winters Family Partnership are Joseph M. Winters, Andrew B. Winters, Brigid Winters and Sean Winters.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the Company's Common Stock, Preferred Stock, Restated Certificate of Incorporation and Restated By-Laws is not intended to be complete and is qualified by reference to the provisions of applicable law and to the Company's Restated Certificate of Incorporation and Restated By-Laws included as exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information".

Authorized Capital Stock

     The authorized capital stock of the Company consists of 30,000,000 shares of Class A Common Stock, $0.01 par value per share, 1,000,000 shares of Class B Common Stock, $0.01 par value per share, and 1,000,000 shares of Preferred Stock, $0.01 par value per share.

Common Stock

     The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions in respect of the shares of the Class B Common Stock, as described below. The number of authorized shares of any class or classes of capital stock of the Company may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote generally in the election of directors irrespective of the provisions of
Section 242(b)(2) of the Delaware Law or any corresponding provision hereinafter enacted.

     Voting Rights. The holders of Class A Common Stock are entitled to one vote per share. Holders of Class B Common Stock are entitled to ten votes per share. Holders of all classes of Common Stock entitled to vote will generally vote together as a single class on all matters presented to the stockholders for their vote or approval except that the holders of Class A Common Stock, voting separately as a class, will at all times be entitled to elect at least one director, and such director may be removed, with or without cause, only by the holders of the Class A Common Stock. Mr. Michael F. Cronin is the designee of the holders of Class A Common Stock.

     Dividends. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board out of assets legally available therefor after payment of any dividends required to be paid on shares of Preferred Stock, if any. The Company may not make any dividend or distribution to any holder of any class of Common Stock unless simultaneously with such dividend or distribution the Company makes the same dividend or distribution with respect to each outstanding share of Common Stock regardless of class. In the case of a dividend or other distribution payable in shares of a class of Common Stock, including distributions pursuant to stock splits or divisions of Common Stock, only shares of Class A Common Stock may be distributed with respect to Class A Common Stock, and only shares of Class B Common Stock may be distributed with respect to Class B Common Stock. Whenever a dividend or distribution, including distributions pursuant to stock splits or divisions of the Common Stock, is payable in shares of a class of Common Stock, the number of shares of each class of Common Stock payable per share of such class of Common Stock shall be equal in number. In the case of dividends or other distributions consisting of other voting securities of the Company or of voting securities of any corporation which is a wholly-owned subsidiary of the Company, the Company shall declare and pay such dividends in two separate classes of such voting securities, identical in all respects except that (i) the voting rights of each such security issued to the holders of Class A Common Stock shall be one-tenth of the voting rights of each such security issued to holders of Class B Common Stock; (ii) such security issued to holders of Class B Common Stock shall convert into the security issued to the holders of Class A Common Stock upon the same terms and conditions applicable to the conversion of Class B Common Stock into Class A Common Stock and shall have the same restrictions on transfer and ownership applicable to the transfer and ownership of the Class B Common Stock; and (iii) with respect only to dividends or other distributions of voting securities of any corporation which is a wholly owned subsidiary of the Company, the respective voting rights of each such security issued to holders of Class A Common Stock and Class B Common Stock with respect to elections of directors shall otherwise be as comparable as is practicable to those of the Class A Common Stock and Class B Common Stock, respectively. In the case of dividends or other distributions consisting of securities convertible into, or exchangeable for, voting securities of the Company or of voting securities of any corporation which is a wholly owned subsidiary of the Company, the Company shall provide that such convertible or exchangeable securities and the underlying securities be identical in all respects (including, without limitation, the conversion or exchange rate) except that the underlying securities may have the same differences as they would have if the Company issued voting securities of the Company or of a wholly owned subsidiary rather than issuing securities convertible into, or exchangeable for, such securities.

     Restrictions on Additional Issuances And Transfer. The Company may not issue or sell any shares of Class B Common Stock or any securities (including, without limitation, any rights, options, warrants or other securities) convertible into, or exchangeable or exercisable for, shares of Class B Common Stock to any person who is not a Class B Permitted Holder. Additionally, shares of Class B Common Stock may not be transferred, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a Class B Permitted Holder. Notwithstanding the foregoing, (i) any Class B Permitted Holder may pledge his, her or its shares of Class B Common Stock to a financial institution pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee provided that such shares remain subject to the transfer restrictions and that, in the event of foreclosure or other similar action by the pledgee, such pledged shares of Class B Common Stock may only be transferred to a Class B Permitted Holder or converted into shares of Class A Common Stock, as the pledgee may elect; and (ii) the foregoing transfer restrictions shall not apply in the case of a merger, consolidation or business combination of the Company with or into another corporation in which all of the outstanding shares of Common Stock and Preferred Stock of the Company regardless of class are purchased by the acquiror.

     Conversion. Class A Common Stock has no conversion rights. Shares of Class B Common Stock are convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders of the Company, the number of shares of Common Stock held by the Class B Permitted Holders is less than 1,077,874 shares (subject to appropriate adjustment for stock splits, reverse stock splits, stock dividends and similar transactions). Additionally, at such time as a person ceases to be a Class B Permitted Holder, any share of Class B Common Stock held by such person at such time shall automatically convert into a share of Class A Common Stock. The Company covenants that (i) it will at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, such number of shares of Class A Common Stock issuable upon the conversion of all outstanding shares of Class B Common Stock; (ii) it will cause any shares of Class A Common Stock issuable upon conversion of a share of Class B Common Stock that require registration with or approval of any governmental authority under federal or state law before such shares may be issued upon conversion to be so registered or approved; and (iii) it will use its best efforts to list the shares of Class A Common Stock required to be delivered upon conversion prior to such delivery upon such national securities exchange upon which the outstanding Class A Common Stock is listed at the time of such delivery.

     Reclassification and Merger. In the event of a reclassification or other similar transaction as a result of which the shares of Class A Common Stock are converted into another security, then a holder of Class B Common Stock will be entitled to receive upon conversion the amount of such other security that the holder would have received if the conversion occurred immediately prior to the record date of such reclassification or other similar transaction. No adjustments in respect of dividends will be made upon the conversion of any share of Class B Common Stock; except if a share is converted subsequent to the record date for the payment of a dividend or other distribution on shares of Class B Common Stock but prior to such payment, then the registered holder of such share at the close of business on such record date will be entitled to receive the dividend or other distribution payable on such date regardless of the conversion thereof or the Company's default in payment of the dividend due on such date.

     In the event the Company enters into any consolidation, merger, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, and in such event, the shares of each class of Common Stock will be exchanged for or changed into either (i) the same amount of stock, securities, cash and/or any other property, as the case may be, into which or for which each share of any other class of Common Stock is exchanged or changed; provided, however, that if shares of Common Stock are exchanged for or changed into shares of capital stock, such shares so exchanged for or changed into may differ to the extent and only to the extent that the Class A Common Stock and the Class B Common Stock differ as provided in the Company's Restated Certificate of Incorporation, or
(ii) if holders of each class of Common Stock are to receive different distributions of stock, securities, cash and/or any other property, an amount of stock, securities, cash and/or property per share having a value, as determined by an independent investment banking firm of national reputation selected by the Board of Directors, equal to the value per share into which or for which each share of any other class of Common Stock is exchanged or changed.

     Liquidation. In the event of liquidation of the Company, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of the Class A Common Stock and Class B Common Stock treated as a single class.

     Other Provisions. The holders of the Class A Common Stock and Class B Common Stock are not entitled to preemptive rights. None of the Class A Common Stock or Class B Common Stock may be subdivided or combined in any manner unless the other classes are subdivided or combined in the same proportion. The Company may not make any offering of options, rights or warrants to subscribe for shares of Class B Common Stock. If the Company makes an offering of options, rights or warrants to subscribe for shares of any other class or classes of capital stock (other than Class B Common Stock) to all holders of a class of Common Stock, then the Company is required to simultaneously make an identical offering to all holders of the other classes of Common Stock other than to any class the holders of which, voting as a separate class, agrees that such offering need not be made to such class. All such options, rights or warrants offerings shall offer the respective holders of Class A Common Stock and Class B Common Stock the right to subscribe at the same rate per share.

     As used in this Prospectus, the term "Class B Permitted Holder" includes only the following persons: (i) John W. Casella or Douglas R. Casella and their respective estates, guardians, conservators or committees; (ii) the spouses of John Casella or Douglas Casella and their respective estates, guardians, conservators or committees; (iii) each descendant of John Casella or Douglas Casella (a "Casella Descendant") and their respective estates, guardians, conservators or committees; (iv) each Family Controlled Entity (as defined below); and (v) the trustees, in their respective capacities as such, of each Casella Family Trust (as defined below). The term "Family Controlled Entity" means (i) any not-for-profit corporation if at least a majority of its board of directors is composed of John Casella or Douglas Casella, their spouses and/or Casella Descendants; (ii) any other corporation if at least a majority of the value of its outstanding equity is owned by Class B Permitted Holders; (iii) any partnership if at least a majority of the economic interest of its partnership interests are owned by Class B Permitted Holders; and (iv) any limited liability or similar company if at least a majority of the economic interest of the Company is owned by Class B Permitted Holders. The term "Casella Family Trust" includes trusts the primary beneficiaries of which are John Casella or Douglas Casella, their spouses, Casella Descendants, siblings, spouses of Casella Descendants and their respective estates, guardians, conservator or committees and/or charitable organizations, provided that if the trust is a wholly charitable trust, at least a majority of the trustees of such trust consist of John Casella or Douglas Casella, their spouses and/or Class B Permitted Holders.

Preferred Stock

     The Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to 1,000,000 shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, exchange rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The rights of the holders of shares of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. Preferred Stock may, at the discretion of the Board of Directors, be entitled to preference over the Common Stock with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up. Additionally, the issuance of shares of Preferred

Stock could also decrease the amount of earnings and assets available for distribution to the holders of the Common Stock. If any cumulative dividends or amounts payable on a return of capital are not paid in full, shares of Preferred Stock of all issued series would participate ratably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

     The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting capital stock of the Company. The Company has no present plans to issue any shares of Preferred Stock.

Delaware Law and Certain Charter and By-Law Provisions

     The Company is subject to the provisions of Section 203 of the Delaware Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock.

     The Company's Restated Certificate of Incorporation provides that vacancies on the Board of Directors may only be filled by a majority of the Board of Directors then in office. Furthermore, any director elected by the stockholders, or by the Board of Directors to fill a vacancy, may be removed only by a vote of 75% of the combined voting power of the shares of Common Stock entitled to vote for the election of directors (provided that the director elected by the holders of Class A Common Stock, voting separately as a class, may be removed only by the holders of at least 75% of the outstanding shares of Class A Common Stock).

     The Company's Restated Certificate of Incorporation and Restated By-Laws provide that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of stockholders. These provisions could have the effect of delaying until the next stockholders meeting stockholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company, especially since special meetings of stockholders may be called only by the Board of Directors or President of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent. The Restated By-laws also establish procedures, including advance notice procedures, with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and other matters to be brought before stockholders meetings.

     The foregoing provisions, which may be amended only by a 75% vote of the stockholders, could have the effect of making it more difficult for a third party to effect a change in the control of the Board of Directors. In addition, these provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company and may make more difficult or discourage a takeover of the Company.

     The Company has also included in its Restated Certificate of Incorporation provisions to eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Delaware Law and to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law.

Transfer Agent and Registrar

     The transfer agent and registrar for the Class A Common Stock is Boston EquiServe, L.P., Boston, Massachusetts.

                                  LEGAL MATTERS

     Certain legal matters in connection with this Offering will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts, and for the underwriters by Morrison Cohen Singer & Weinstein, LLP, New York, New York.

                                    EXPERTS

     The audited financial statements of the Company included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

     The audited financial statements of H.C. Gobin, Inc. included in this Prospectus and elsewhere in this Registration Statement have been audited by Barrett & Dattilio, P.C., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information concerning the Company may be inspected and copied at prescribed rates at the Commission's Public Reference Room, Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661, upon payment of certain fees prescribed by the Commission. In addition, materials filed by the Company can be inspected at the offices of the Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

     The Company has filed with the Commission a Registration Statement on Form S-1 (which term shall include all amendments, exhibits, schedules and supplements thereto) under the Securities Act, with respect to the Class A Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address "http://www.sec.gov".

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES


                       CONSOLIDATED FINANCIAL STATEMENTS
            AS OF APRIL 30, 1996, APRIL 30, 1997 AND APRIL 30, 1998
                        TOGETHER WITH AUDITORS' REPORTS


                         Index to Financial Statements


                                                                                            Page
                                                                                           -----
Consolidated financial statements of Casella Waste Systems, Inc. and subsidiaries
 Report of Independent Public Accountants ................................................ F-2
 Consolidated balance sheets as of April 30, 1997 and 1998 ............................... F-3
 Consolidated statements of operations for each of the three years ended April 30, 1998 .. F-5
 Consolidated statements of redeemable preferred stock, redeemable put warrants and stockholders' equity (deficit) for each of the three years ended April 30, 1998 ....... F-6
 Consolidated statements of cash flows for each of the three years ended April 30, 1998 .. F-8
 Notes to consolidated financial statements .............................................. F-9
Financial statements of completed acquisitions (included pursuant to Regulation S-X,
Rule 3.05):
 The Superior Disposal Companies:
   Report of Independent Public Accountants .............................................. F-26
   Combined balance sheet as of December 31, 1996 ........................................ F-27
   Combined statement of operations for the year ended December 31, 1996 ................. F-28
   Combined statement of stockholder's equity for the year ended December 31, 1996 ....... F-29
   Combined statement of cash flows for the year ended December 31, 1996 ................. F-30
   Notes to combined financial statements ................................................ F-31
 Clinton County, New York -- Solid Waste Department Enterprise Fund:
   Report of Independent Public Accountants .............................................. F-36
   Balance sheets as of December 31, 1995 and June 30, 1996 (unaudited) .................. F-37
   Statements of operations for the year ended December 31, 1995 and the six months ended June 30, 1996 (unaudited) ...................................................... F-38
   Statements of funds deficit for the year ended December 31, 1995 and the six months ended June 30, 1996 (unaudited) ...................................................... F-39
   Statements of cash flows for the year ended December 31, 1995 and the six months ended June 30, 1996 (unaudited) ...................................................... F-40
   Notes to financial statements ......................................................... F-41
 H.C. Gobin, Inc.:
   Report of Independent Public Accountants .............................................. F-45
   Balance sheets as of December 31, 1995 and 1996 and June 30, 1997 (unaudited) ......... F-46
   Statements of income (loss) and retained earnings for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 (unaudited) .......................... F-48
   Statements of cash flows for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 (unaudited) ............................................... F-49
   Notes to financial statements ......................................................... F-50

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders and Board of Directors of Casella Waste Systems, Inc.:

     We have audited the accompanying consolidated balance sheets of Casella Waste Systems, Inc. (a Delaware corporation) and subsidiaries as of April 30, 1997 and 1998, and the related consolidated statements of operations, redeemable preferred stock, redeemable put warrants and stockholders' equity (deficit) and cash flows for each of the three years ended April 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Casella Waste Systems, Inc. and subsidiaries as of April 30, 1997 and 1998, and the results of their operations and their cash flows for each of the three years ended April 30, 1998, in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN LLP



Boston, Massachusetts
June 12, 1998

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)


                                                                          April 30,
                                                              -------------------------------
                                                                      1997            1998
                                                              --------------------  ---------
                                                             (Restated, See Note 1)
                                                              --------------------
                        ASSETS
Current assets:
   Cash and cash equivalents ...............................        $  1,349        $  1,946
   Restricted funds--closure fund escrow ...................           1,532             304
   Accounts receivable--trade, less allowance for
    doubtful accounts of approximately $722 and $1,123 .....          14,107          17,112
   Refundable income taxes .................................             447             921
   Prepaid income taxes ....................................             543             546
   Prepaid expenses ........................................             906           1,204
   Other current assets ....................................             745             561
                                                                    --------        --------
       Total current assets ................................          19,629          22,594
Property and equipment, at cost:
   Land and land held for investment .......................           3,293           4,390
   Landfills ...............................................          30,793          34,276
   Landfill development ....................................           1,332           3,319
   Buildings and improvements ..............................          12,353          15,019
   Machinery and equipment .................................          10,420          12,770
   Rolling stock ...........................................          21,666          32,611
   Containers ..............................................          11,305          16,079
                                                                    --------        --------
                                                                      91,162         118,464
   Less--accumulated depreciation and amortization .........          23,179          36,780
                                                                    --------        --------
       Property and equipment, net .........................          67,983          81,684
                                                                    --------        --------
Other assets:
   Intangible assets, net ..................................          49,038          78,939
   Restricted funds--closure fund escrow ...................           3,335           3,865
   Other assets ............................................             897           1,951
                                                                    --------        --------
                                                                      53,270          84,755
                                                                    --------        --------
                                                                    $140,882        $189,033
                                                                    ========        ========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (In thousands, except per share data)

                                  (Continued)


                                                                                               April 30,
                                                                                   ---------------------------------
                                                                                           1997               1998
                                                                                   --------------------    ---------
                                                                                  (Restated, See Note 1)
                                                                                   --------------------
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt .......................................          $   6,272           $   2,595
  Current maturities of capital lease obligations ............................                392                 481
  Accounts payable ...........................................................              9,034              10,141
  Accrued payroll and related expenses .......................................              1,222                 625
  Accrued closure and postclosure costs, current portion .....................              3,417                 374
  Deferred revenue ...........................................................              2,075               2,021
  Other accrued expenses .....................................................              2,794               2,539
                                                                                        ---------           ---------
      Total current liabilities ..............................................             25,206              18,776
                                                                                        ---------           ---------
Long-term debt, less current maturities ......................................             75,528              73,748
                                                                                        ---------           ---------
Capital lease obligations, less current maturities ...........................              1,373               1,085
                                                                                        ---------           ---------
Deferred income taxes ........................................................              1,599               3,913
                                                                                        ---------           ---------
Accrued closure and postclosure costs, less current portion ..................              4,910               6,191
                                                                                        ---------           ---------
Other long-term liabilities ..................................................                364               3,460
                                                                                        ---------           ---------
Commitments and contingencies (Note 6)
Redeemable preferred stock:
  Series A Redeemable with warrants exercisable for Class A Common
   Stock, $.01 par value (stated at redemption value)--
   authorized--617 shares
   issued and outstanding--517 and 0 shares ..................................              3,638                  --
  Series B Redeemable with warrants exercisable for Class  A Common
   Stock, $.01 par value (stated at redemption value)--
   authorized--1,402 shares
   issued and outstanding--1,295 and 0 shares ................................              9,118                  --
  Series C Mandatorily Redeemable, $.01 par value
   ($7.00 redemption value)--
   authorized--1,000 shares
   issued and outstanding--424 and 0 shares ..................................              2,221                  --
  Series D Convertible Redeemable, $.01 par value
   (stated at redemption value)--
   authorized--1,922 shares
   issued and outstanding--1,922 and 0 shares ................................             16,449                  --
Redeemable put warrants to purchase 100 shares of Class A Common Stock .......                400                  --
                                                                                        ---------           ---------
      Total redeemable preferred stock and redeemable put warrants ...........             31,826                  --
                                                                                        ---------           ---------
Stockholders' equity:
  Class A Common Stock--
   authorized--30,000 shares, $.01 par value
   issued and outstanding--3,458 and 10,523 shares ...........................                 35                 105
  Class B Common Stock--
   authorized--1,000 shares, $.01 par value; 10 votes per share
   issued and outstanding--1,000 and 988 shares ..............................                 10                  10
  Additional paid-in capital .................................................             10,976              95,901
  Accumulated deficit ........................................................            (10,945)            (14,156)
                                                                                        ---------           ---------
      Total stockholders' equity .............................................                 76              81,860
                                                                                        ---------           ---------
                                                                                        $ 140,882           $ 189,033
                                                                                        =========           =========




              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)



                                                                                    Fiscal Year Ended April 30,
                                                                         ------------------------------------------------
                                                                                                                Pro Forma
                                                                             1996         1997       1998        1998
                                                                           --------     -------    --------    ----------
                                                                          (Restated, See Note 1)               (Unaudited)
Revenues ...............................................................    $42,829     $79,532    $118,067     $119,350
                                                                            -------     -------    --------     --------
Operating expenses:
Cost of operations .....................................................     25,137      48,057      69,878       70,907
General and administrative .............................................      7,063      12,534      17,089       17,330
Merger related costs ...................................................         --          --         290          290
Depreciation and amortization ..........................................      8,152      13,695      18,345       18,459
Loss on impairment of long-lived assets ................................         --          --         971          971
                                                                            -------     -------    --------     --------
                                                                             40,352      74,286     106,573      107,957
                                                                            -------     -------    --------     --------
Operating income .......................................................      2,477       5,246      11,494       11,393
                                                                            -------     -------    --------     --------
Other (income) expenses:
Interest income ........................................................       (196)       (257)       (265)        (265)
Interest expense .......................................................      2,813       4,547       6,797        4,911
Other expense (income), net ............................................        (90)        923         (80)          80
                                                                            -------     -------    --------     --------
                                                                              2,527       5,213       6,452        4,726
                                                                            -------     -------    --------     --------
Income (loss) before provision for income taxes and extraordinary items         (50)         33       5,042        6,667
Provision for income taxes .............................................        144         452       2,385        3,046
                                                                            -------     -------    --------     --------
Income (loss) before extraordinary items ...............................       (194)       (419)      2,657        3,621
Extraordinary items from extinguishment of debt
 (net of $168 income tax benefit) (Note 7) .............................       (326)         --          --           --
                                                                            -------     -------    --------     --------
Net income (loss) ......................................................    $  (520)    $  (419)   $  2,657     $  3,621
 Accretion of preferred stock and put warrants .........................     (2,967)     (8,530)     (5,738)          --
                                                                            -------     -------    --------     --------
 Net income (loss) applicable to common stockholders ...................    $(3,487)    $(8,949)   $ (3,081)    $  3,621
                                                                            =======     =======    ========     ========
Basic net income (loss) per common share ...............................    $ (1.06)    $ (2.29)   $  (0.39)    $   0.32
                                                                            =======     =======    ========     ========
Basic weighted average common shares outstanding .......................      3,279       3,913       7,912       11,375
                                                                            =======     =======    ========     ========
Diluted net income (loss) per common share .............................    $ (1.06)    $ (2.29)   $  (0.39)    $   0.29
                                                                            =======     =======    ========     ========
Diluted weighted average common shares outstanding .....................      3,279       3,913       7,912       12,459
                                                                            =======     =======    ========     ========


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT
                  WARRANTS AND STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)

                                                       Redeemable Preferred Stock (Restated, See Note 1)
                               ---------------------------------------------------------------------------------------------------|
                               Series A Redeemable with Series B Redeemable with         Series C                Series D         |
                               Warrants Exercisable for Warrants Exercisable for       Mandatorily             Convertible        |
                                 Class A Common Stock     Class A Common Stock          Redeemable              Redeemable        |
                               ------------------------ ------------------------ ---------------------- ------------------------- |
                                Number of   Redemption   Number of   Redemption   Number of  Redemption  Number of   Redemption   |
                                  Shares       Value       Shares       Value       Shares      Value      Shares       Value     |
                               ----------- ------------ ----------- ------------ ----------- ---------- ----------- ------------- |
Balance, April 30, 1995 .........    --       $    --            --    $     --        --      $    --           --     $     --  |
Adjustment in connection with                                                                                                     |
 pooling of interests (Note 1) ..    --            --            --          --        --           --           --           --  |
Capital contribution by pooled                                                                                                    |
 entity .........................    --            --            --          --        --           --           --           --  |
Issuance of preferred stock and                                                                                                   |
 other capital transactions .....   517         2,376         1,295       5,956       424        1,952        1,922       13,455  |
Issuance costs ..................    --            --            --          --        --           --           --         (973) |
Accretion of preferred stock ....    --            --            --          --        --           65           --           65  |
Net loss ........................    --            --            --          --        --           --           --           --  |
                                    ---       -------         -----    --------       ---      -------        -----     --------  |
Balance, April 30, 1996 .........   517         2,376         1,295       5,956       424        2,017        1,922       12,547  |
Issuance of Class A Common                                                                                                        |
 Stock in various acquisitions ..    --            --            --          --        --           --           --           --  |
Capital contribution by pooled                                                                                                    |
 entity .........................    --            --            --          --        --           --           --           --  |
Accretion of preferred stock and                                                                                                  |
 warrants .......................    --         1,262            --       3,162        --          204           --        3,902  |
Net loss ........................    --            --            --          --        --           --           --           --  |
                                    ---       -------         -----    --------       ---      -------        -----     --------  |
Balance, April 30, 1997 .........   517         3,638         1,295       9,118       424        2,221        1,922       16,449  |
Initial Public Offering--                                                                                                         |
 net of issuance costs (Note 1)..    --            --            --          --        --           --           --           --  |
Issuance of Class A Common                                                                                                        |
 Stock in various acquisitions ..    --            --            --          --        --           --           --           --  |
Exercise of Common Stock                                                                                                          |
 Warrants .......................    --            --            --          --        --           --           --           --  |
Exercise of Employee Stock                                                                                                        |
 Options ........................    --            --            --          --        --           --           --           --  |
Exercise and Call of Redeemable                                                                                                   |
 Put Warrants ...................    --            --            --          --        --           --           --           --  |
Accretion of Preferred Stock and                                                                                                  |
 Issuance Costs .................    --           707            --       1,770        --          749           --        2,287  |
Conversion of Convertible                                                                                                         |
 Preferred Stock ................  (517)       (4,345)       (1,295)    (10,888)       --           --       (1,922)     (18,736) |
Redemption of Mandatorily                                                                                                         |
 Redeemable Preferred Stock .....    --            --            --          --      (424)      (2,970)          --           --  |
Conversion of Class B common                                                                                                      |
 into Class A ...................    --            --            --          --        --           --           --           --  |
Distributions to Shareholders ...    --            --            --          --        --           --           --           --  |
Net income ......................    --            --            --          --        --           --           --           --  |
                                   ----       -------        ------    --------      ----      -------       ------     --------  |
Balance, April 30, 1998 .........    --       $    --            --    $     --        --      $    --           --     $     --  |
                                   ====       =======        ======    ========      ====      =======       ======     ========  |

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

     CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT
                  WARRANTS AND STOCKHOLDERS' EQUITY (DEFICIT)
                                 (In thousands)
                                  (Continued)

                                                | Stockholders' Equity (Deficit) (Restated, See Note 1)
                                                |------------------------------------------------------
                                                |        Class A                     Class B
                                                |     Common Stock                Common Stock
                                                | ----------------------     -----------------------
                                     Redeemable |   Number    $0.01 Par         Number    $0.01 Par
                                    Put Warrants| of Shares     Value         of Shares     Value
                                    ------------| ---------- -----------     ----------- -----------
Balance, April 30, 1995               $ 3,142   |   2,099       $ 21           1,000        $10
Adjustment in connection                        |
 with pooling of interests                      |
 (Note 1) .........................        --   |     156          2              --         --
Capital contribution by                         |
 pooled entity ....................        --   |     143          1              --         --
Issuance of preferred stock                     |
 and other capital                              |
 transactions .....................    (2,742)  |      --         --              --         --
Issuance costs ....................        --   |      --         --              --         --
Accretion of preferred stock ......        --   |      --         --              --         --
Net loss ..........................        --   |      --         --              --         --
                                      -------   |   -----       ----           -----        ---
Balance, April 30, 1996                   400   |   2,398         24           1,000         10
Issuance of Class A                             |
 Common Stock in various                        |
 acquisitions .....................        --   |     756          8              --         --
Capital contribution by                         |
 pooled entity ....................        --   |     304          3              --         --
Accretion of preferred stock                    |
 and warrants .....................        --   |      --         --              --         --
Net loss ..........................        --   |      --         --              --         --
                                      -------   |   -----       ----           -----        ---
Balance, April 30, 1997 ...........       400   |   3,458         35           1,000         10
Initial Public Offering--net of                 |
 issuance costs (Note 1) ..........        --   |   3,000         30              --         --
Issuance of Class A                             |
 Common Stock in various                        |
 acquisitions .....................        --   |     103          1              --         --
Exercise of Common Stock                        |
 Warrants .........................        --   |     148          2              --         --
Exercise of Employee Stock                      |
 Options ..........................        --   |      44         --              --         --
Exercise and Call of                            |
 Redeemable Put Warrants ..........      (400)  |      25         --              --         --
Accretion of Preferred Stock                    |
 and Issuance Costs ...............        --   |      --         --              --         --
Conversion of Convertible                       |
 Preferred Stock ..................        --   |   3,733         37              --         --
Redemption of Mandatorily                       |
 Redeemable Preferred                           |
 Stock ............................        --   |      --         --              --         --
Conversion of Class B                           |
 Common into Class A ..............        --   |      12         --             (12)        --
Distributions to Shareholders              --   |      --         --              --         --
Net Income ........................        --   |      --         --              --         --
                                                |   -----       ----           -----        ---
Balance, April 30, 1998 ...........   $    --   |  10,523       $105             988        $10
                                      =======   |  ======       ====           =====        ===


                                    Stockholders' Equity (Deficit)(Restated, See Note 1)
                                    ----------------------------------------------------
                                                                         Total
                                     Additional                      Stockholders'
                                       Paid-in        (Accumulated      Equity
                                       Capital          Deficit)       (Deficit)
                                    ------------     -------------   --------------
Balance, April 30, 1995               $ 3,452         $ (1,385)        $ 2,098
Adjustment in connection
 with pooling of interests
 (Note 1) .........................       198               39             239
Capital contribution by
 pooled entity ....................       274               --             275
Issuance of preferred stock
 and other capital
 transactions .....................    (2,837)              --          (2,837)
Issuance costs ....................        --               --              --
Accretion of preferred stock ......        --             (130)           (130)
Net loss ..........................        --             (520)           (520)
                                      -------         --------         -------
Balance, April 30, 1996                 1,087           (1,996)           (875)
Issuance of Class A
 Common Stock in various
 acquisitions .....................     9,367               --           9,375
Capital contribution by
 pooled entity ....................       522               --             525
Accretion of preferred stock
 and warrants .....................        --           (8,530)         (8,530)
Net loss ..........................        --             (419)           (419)
                                      -------         --------         -------
Balance, April 30, 1997 ...........    10,976          (10,945)             76
Initial Public Offering--net of
 issuance costs (Note 1) ..........    48,428               --          48,458
Issuance of Class A
 Common Stock in various
 acquisitions .....................     1,599               --           1,600
Exercise of Common Stock
 Warrants .........................       651               --             653
Exercise of Employee Stock
 Options ..........................        65               --              65
Exercise and Call of
 Redeemable Put Warrants ..........       250             (225)             25
Accretion of Preferred Stock
 and Issuance Costs ...............        --           (5,513)         (5,513)
Conversion of Convertible
 Preferred Stock ..................    33,932               --          33,969
Redemption of Mandatorily
 Redeemable Preferred
 Stock ............................        --               --              --
Conversion of Class B
 Common into Class A ..............        --               --              --
Distributions to Shareholders              --             (130)           (130)
Net Income ........................        --            2,657           2,657
                                      -------         --------         -------
Balance, April 30, 1998 ...........   $95,901         $(14,156)        $81,860
                                      =======         ========         =======

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                          Fiscal Year Ended April 30,
                                                                     --------------------------------------
                                                                        1996          1997        1998
                                                                     ----------    ---------   -----------
                                                                      (Restated, See Note 1)
Cash Flows from Operating Activities:
 Net income (loss) ..............................................    $   (520)     $   (419)     $   2,657
                                                                     --------      --------      ---------
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities--
 Depreciation and amortization ..................................       8,152        13,695         18,345
 Loss on impairment of long-lived assets ........................          --            --            971
 (Gain) loss on sale of assets ..................................         (41)          313           (335)
 Provision for deferred income taxes ............................         569           139          2,237
 Non-cash employee compensation .................................          --            --             60
 Extraordinary items--loss on extinguishment of debt ............         326            --             --
 Changes in assets and liabilities, net of effects
  of acquisitions--
   Accounts receivable ..........................................      (1,756)       (3,741)          (454)
   Refundable income taxes ......................................           4          (189)          (474)
   Accounts payable .............................................         482         5,458            169
   Accrued closure and postclosure costs ........................         732           228         (1,763)
   Other current assets and liabilities .........................         694          (719)        (1,966)
                                                                     --------      --------      ---------
                                                                        9,162        15,184         16,790
                                                                     --------      --------      ---------
      Net cash provided by operating activities .................       8,642        14,765         19,447
                                                                     --------      --------      ---------
Cash Flows from Investing Activities:
 Acquisitions, net of cash acquired .............................     (17,328)      (35,225)       (35,793)
 Additions to property and equipment ............................     (10,750)      (16,971)       (24,652)
 Proceeds from sale of equipment ................................          66           166          1,182
 Restricted funds--closure fund escrow ..........................        (214)         (625)           698
 Other ..........................................................          17            14          2,066
                                                                     --------      --------      ---------
      Net cash used in investing activities .....................     (28,209)      (52,641)       (56,499)
                                                                     --------      --------      ---------
Cash Flows from Financing Activities:
 Proceeds from issuance of preferred stock, net
   of issuance costs ............................................      12,482            --             --
 Payments to subordinated debtholders ...........................      (2,072)           --             --
 Deferred debt acquisition costs ................................        (125)         (400)            --
 Proceeds from issuance of common stock .........................         275           525         48,455
 Proceeds from exercise of stock warrants/options ...............          --            --            869
 Call of redeemable put warrants ................................          --            --           (525)
 Redemption of Series C Preferred Stock .........................          --            --         (2,970)
 Proceeds from long-term borrowings .............................      23,591        47,228        158,445
 Principal payments on long-term debt ...........................     (14,879)       (8,598)      (166,625)
                                                                     --------      --------      ---------
      Net cash provided by financing activities .................      19,272        38,755         37,649
                                                                     --------      --------      ---------
Net increase in cash and cash equivalents .......................        (295)          879            597
Cash and cash equivalents, beginning of year ....................         765           470          1,349
                                                                     --------      --------      ---------
Cash and cash equivalents, end of year ..........................    $    470      $  1,349      $   1,946
                                                                     ========      ========      =========
Supplemental disclosures of cash flow information:
 Cash paid during the year for--
 Interest .......................................................    $  2,481      $  4,252      $   7,144
                                                                     ========      ========      =========
 Income taxes ...................................................    $    117      $    598      $     547
                                                                     ========      ========      =========
Supplemental disclosures of noncash investing and
 financing activities:
 Summary of entities acquired--
   Fair value of assets acquired ................................    $ 22,432      $ 67,106      $  42,554
   Common stock issued ..........................................          --        (9,374)        (1,603)
   Cash paid ....................................................     (17,328)      (35,225)       (35,793)
                                                                     --------      --------      ---------
      Liabilities assumed and notes payable to sellers ..........       5,104      $ 22,507      $   5,158
                                                                     ========      ========      =========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. MERGER and INITIAL PUBLIC OFFERING

     Casella Waste Systems, Inc. has restated the previously issued audited consolidated balance sheet as of April 30, 1997, the previously issued audited consolidated statements of operations, consolidated statements of redeemable preferred stock, redeemable put warrants and stockholders' equity (deficit) and consolidated statements of cash flows for the years ended April 30, 1996 and 1997 to reflect the merger with All Cycle Waste, Inc. and Winters Brothers, Inc. ("All Cycle") consummated on December 19, 1997, accounted for using the pooling of interests method of accounting.

     On November 3, 1997, the Company completed an initial public offering of 3,000,000 shares of its Class A Common Stock (the "November Offering") and in accordance with the terms of the Company's agreements: (i) the Series A and Series B Redeemable Preferred Stock with warrants exercisable for Class A Common Stock was automatically redeemed and the redemption price was applied to the exercise price of the warrants; (ii) the Series D Convertible Preferred Stock was converted automatically into shares of Class A Common Stock; and (iii) the Series C Mandatorily Redeemable Preferred Stock was redeemed at its stated redemption price of $7.00 per share.

     Proceeds of the November Offering were $48,427,918, net of underwriters' discount and offering expenses. Of this amount, $44,962,548 was used for repayment of indebtedness, $2,970,149 was used for redemption of the Series C Mandatorily Redeemable Preferred Stock and $495,221 was used for payment under the Management Services Agreement (see Note 10).


2. OPERATIONS

     The Company is a regional, integrated, non-hazardous solid waste services company that provides collection, transfer, disposal and recycling services in Vermont, New Hampshire, Maine, upstate New York and northern Pennsylvania.

     The consolidated financial statements of the Company include the accounts of Casella Waste Systems, Inc. and its wholly owned subsidiaries: Casella Waste Management, Inc., Forest Acquisitions, Inc., New England Waste Services, Inc., New England Waste Services of Vermont, Inc., Bristol Waste Management, Inc., Sunderland Waste Management, Inc., Newbury Waste Management, Inc., North Country Environmental Services, Inc., North Country Composting Services, Inc., Sawyer Environmental Recovery Facilities, Inc., Sawyer Environmental Services, Casella T.I.R.E.S., Inc., Pine Tree Waste Services of Maine, Inc., New England Waste Services of N.Y., Inc., Casella Waste Management of N.Y., Inc. and Casella Waste Management of Pennsylvania, Inc.


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A summary of the Company's significant accounting policies follows:

(a)  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.


(b)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c)  Revenue Recognition

     The Company recognizes revenues as the services are provided. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.


(d)  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, investments in closure trust funds, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables, investments in closure trust funds and trade payables approximate their respective fair values. The Company's debt instruments that are outstanding as of April 30, 1998 have carrying values that approximate their respective fair values. See Note 5 for the terms and carrying values of the Company's various debt instruments.


(e)  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.


(f)  Closure Fund Escrow

     Restricted funds held in trust consist of amounts on deposit with various banks that support the Company's financial assurance obligations for its facilities' closure and postclosure costs.


(g)  Property and Equipment

     Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:

                                                                Estimated
   Asset Classification                                        Useful Life
   --------------------                                        ------------
   Buildings and improvements .............................   10-35 years
   Machinery and equipment ................................    2-15 years
   Rolling stock ..........................................    1-10 years
   Containers .............................................    2-12 years

     The cost of maintenance and repairs is charged to operations as incurred. Depreciation expense for the years ended April 30, 1996, 1997 and 1998 was $3,269,639, $6,929,283 and $9,487,641, respectively.

     Capitalized landfill costs include expenditures for land and related airspace, permitting costs and preparation costs. Landfill permitting and preparation costs represent only direct costs related to these activities, including legal, engineering and construction. Interest is capitalized on landfill permitting and construction projects and other projects under development while the assets are undergoing activities to ready them for their intended use. The interest capitalization rate is based on the Company's weighted average cost of indebtedness. No interest was capitalized for the year ended April 30, 1996. Interest capitalized for the years ended April 30, 1997 and 1998 was $182,418 and $137,535, respectively. Management routinely reviews its investment in operating landfills, transfer stations and other significant facilities to determine whether the costs of these investments are realizable.

     Landfill permitting, acquisition and preparation costs, excluding the estimated residual value of land, are amortized as permitted airspace of the landfill is consumed. Landfill preparation costs include the costs

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of construction associated with excavation, liners, site berms and the installation of leak detection and leachate collection systems. In determining the amortization rate for these landfills, preparation costs include the total estimated costs to complete construction of the landfills' permitted capacities. Units-of-production amortization rates are determined annually for each of the Company's operating landfills. The rates are based on estimates provided by the Company's engineers and accounting personnel and consider the information provided by surveys which are performed at least annually.


(h)  Accrued Closure and Postclosure Costs

     Accrued closure and postclosure costs include the current and noncurrent portion of accruals associated with obligations for closure and postclosure of the Company's operating and closed landfills. The Company, based on input from its engineers and accounting personnel, estimates its future cost requirements for closure and postclosure monitoring and maintenance for solid waste landfills based on its interpretation of the technical standards of the U.S. Environmental Protection Agency's Subtitle D regulations and the air emissions standards under the Clean Air Act as they are being applied on a state-by-state basis. Closure and postclosure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes.

     Accruals for closure and postclosure monitoring and maintenance requirements in the U.S. consider final capping of the site, site inspection, groundwater monitoring, leachate management, methane gas control and recovery, and operation and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas control costs, are also incurred during the operating life of the site in accordance with the landfill operation requirements of Subtitle D and the air emissions standards. Reviews of the future cost requirements for closure and postclosure monitoring and maintenance for the Company's operating landfills by the Company's engineers and accounting personnel are performed at least annually and are the basis upon which the Company's estimates of these future costs and the related accrual rates are revised. The Company provides accruals for these estimated costs as the remaining permitted airspace of such facilities is consumed.

     The states in which the Company operates require a certain portion of these accrued closure and postclosure obligations to be funded at any point in time. Accordingly, the Company has placed $4,866,981 and $4,169,139, at April 30, 1997 and 1998, respectively, in restricted investment accounts to fund these future obligations.

     In addition, the Company has been required to post a surety bond or bank letter of credit to secure its obligations to close its landfills in accordance with environmental regulations. At April 30, 1998, the Company had provided letters of credit totaling $4,276,302, expiring between May 1998 and June 1999, to secure the Company's landfill closure obligations.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(i)  Intangible Assets

     Intangible assets at April 30, 1997 and 1998 consist of the following:

                                                                April 30,
                                                         -----------------------
                                                            1997         1998
                                                         ----------   ----------
   Goodwill ..........................................    $45,075      $73,621
   Covenants not to compete ..........................      6,016        8,941
   Customer lists ....................................        431          420
   Deferred debt acquisition costs and other .........        710        1,818
                                                          -------      -------
                                                           52,232       84,800
   Less--accumulated amortization ....................      3,194        5,861
                                                          -------      -------
                                                          $49,038      $78,939
                                                          =======      =======

     Goodwill is the cost in excess of fair value of identifiable assets of acquired businesses and is amortized using the straight-line method over periods not exceeding 40 years. Covenants not to compete and customer lists are amortized using the straight-line method over their estimated useful lives, typically no more than 10 years. The Company continually evaluates whether events and circumstances have occurred subsequent to an acquisition that indicate the remaining estimated useful life or carrying value of these intangible assets may warrant revision. When factors indicate that these assets should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted cash flows over the remaining life of the asset in measuring recoverability.

     Deferred debt acquisition costs are capitalized and amortized over the life of the related debt using the effective interest method.


(j)  Impairment of Long-Lived Assets

     Effective May 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. In accordance with SFAS No. 121, the Company evaluates the recoverability of its carrying value of the Company's long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets as compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Company reduces the carrying value of such impaired assets to their fair market value.


     The Casella T.I.R.E.S. plant in Eliot, Maine was established by purchasing the waste tire processing assets of the Seward companies in June, 1996. The ongoing profitability of this location is dependent on a continuing secondary market for the product of its tire shredding operations, primarily as tire derived fuel ("TDF"). Due to pressures on the Company's TDF customers to meet requirements of the Clean Air Act, management projects that over the next few years these customers will replace TDF with natural gas as a fuel, and that the future undiscounted cash flows will be less than the current carrying value of the assets associated with this site.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The primary assets associated with this site include real estate, tire processing and other equipment, and goodwill. The impairment charge was computed as the difference between the April 30, 1998 carrying value of the affected assets, and their fair market value as of that date. The fair market value of the affected assets was computed in accordance with SFAS No. 121 as the discounted projected future net cash inflows. The charge was allocated as follows (in thousands):


   Goodwill ......................................................    $471
   Tire processing equipment .....................................     453
   Other equipment ...............................................      47
                                                                      ----
   Impairment charge .............................................    $971
                                                                      ====

(k)  Income Taxes

     The Company records income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using currently enacted tax rates.


(l)  Unaudited Pro Forma Presentation

     The unaudited pro forma statement of operations for the year ended April 30, 1998 gives effect to: (i) the acquisition of substantially all of the assets of H.C. Gobin, Inc., which took place on August 1, 1997, as if it had occurred on May 1, 1997, (ii) the application of the net proceeds from the November Offering, after deducting the underwriting discount and offering expenses paid by the Company, as if it had closed on May 1, 1997; and (iii) the elimination of accretion charges related to the Series Preferred Stock and Put Warrants (see Note 7), none of which were outstanding after the November Offering.


(m)  Earnings per Share and Unaudited Pro Forma Earnings per
     Share of Common Stock

     In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". This statement supersedes Accounting Principal Board Opinion No. 15. SFAS No. 128 is effective for interim and annual periods ending after December 15, 1997. The Company has adopted SFAS No. 128 and applied the provisions of this statement retroactively to all periods presented.

     Primary EPS is replaced by Basic EPS, which is computed by dividing income
(loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Basic common shares no longer include common equivalents such as convertible preferred shares. In addition, Fully Diluted EPS is replaced with Diluted EPS, which gives effect to all common shares that would have been outstanding if all dilutive potential common shares (relating to such things as the exercise of stock warrants and convertible preferred stock) had been issued. The treasury stock method used to compute the number of potentially-dilutive shares that would be repurchased with the proceeds of potential stock issuances has been changed. The treasury stock method now requires use of the average share price for each period instead of the greater of the ending share price or the average share price.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     The following is a reconciliation of the ending number of shares outstanding with the number of shares used in the calculation of basic and diluted earnings per share (in thousands):


                                                                 Year ended April 30,
                                                      ---------------------------------------
                                                        1996     1997      1998       1998
                                                                                    Pro Forma
   Number of shares outstanding, end of period:
    Class A Common Stock ...........................   2,398    3,458     10,523     10,523
    Class B Common Stock ...........................   1,000    1,000        988        988
   Effect of weighting the average shares
    outstanding during the period ..................    (119)    (545)    (3,599)      (136)
                                                       -----    -----     ------     ------
   Basic shares outstanding ........................   3,279    3,913      7,912     11,375
   Potentially dilutive shares .....................      --       --         --      1,084
                                                       -----    -----     ------     ------
   Diluted shares outstanding ......................   3,279    3,913      7,912     12,459
                                                       =====    =====     ======     ======

     Diluted earnings per share are not presented for the years ended April 30, 1996, 1997 and 1998 because they are anti-dilutive. The number of potentially dilutive shares excluded from the earnings per share calculation was 1,604,138, 4,420,835 and 2,986,424 for the years ended April 30, 1996, 1997 and 1998, respectively.

     Pro forma basic and diluted weighted average common shares outstanding gives effect to shares issued in the November Offering and the redemption or conversion into shares of Class A Common Stock of the Series Preferred Stock and Put Warrants as if each had occurred on May 1, 1997.


4. BUSINESS COMBINATIONS

(a)  Transaction Recorded as a Pooling of Interests

     On December 19, 1997, the Company completed its merger with All Cycle in a business combination recorded as a pooling of interests and, accordingly, the accompanying financial statements have been restated to include the accounts and operations of All Cycle for all periods presented. The two businesses acquired were under common control, and the transaction was considered to be and accounted for as a single acquisition. All Cycle Waste, Inc. is a solid waste collection and transfer operation in Chittenden County, Vermont. Winters Brothers, Inc. owns the real estate that All Cycle Waste, Inc. operates out of in Williston, Vermont. The Company issued 416,103 shares of its Class A Common Stock for all of the outstanding stock of All Cycle Waste, Inc. and 187,244 shares of its Class A Common Stock for all of the outstanding stock of Winters Brothers, Inc.

     Prior to December 19, 1997, Casella Waste Systems, Inc. incurred disposal expense and All Cycle Waste, Inc. earned disposal revenue through the operations of All Cycle's waste transfer station. These transactions have been eliminated in the accompanying financial statements.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

4. BUSINESS COMBINATIONS (Continued)

     Following is a reconciliation of the amounts (in thousands) of net sales and net income previously reported for the years ended April 30, 1996 and 1997:




                                                    Fiscal Year Ended April 30,
                                                    ---------------------------
                                                       1996             1997
                                                    ----------       ----------
   Revenues:
    Casella Waste Systems, Inc. - as previously
      reported ..................................    $38,109          $ 73,176
    All Cycle ...................................      4,721             7,358
    Elimination of intercompany revenue .........         --            (1,002)
                                                     -------          --------
    Casella Waste Systems, Inc. - as restated ...    $42,830          $ 79,532
                                                     =======          ========
   Net income (loss):
    Casella Waste Systems, Inc. - as previously
      reported ..................................    $  (274)         $    (12)
    All Cycle ...................................       (246)             (407)
                                                     -------          --------
    Casella Waste Systems, Inc. - as restated ...    $  (520)         $   (419)
                                                     =======          ========

(b)  Transactions Recorded as Purchases

     During fiscal 1996, the Company completed 17 acquisitions, including one landfill. During fiscal 1997, the Company completed 25 acquisitions, including the 25-year capital lease of a landfill. During fiscal 1998, the Company acquired 33 solid waste hauling operations, exclusive of the All Cycle transaction discussed above. These transactions were accounted for as purchases. Accordingly, the operating results of these businesses are included in the Consolidated Statement of Operations from the dates of acquisition and the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition with the residual amounts allocated to goodwill.

     The purchase prices allocated to the net assets acquired were as follows (in thousands):




                                                             Fiscal Year Ended April 30,
                                                        ---------------------------------------
                                                            1996          1997          1998
                                                        -----------   -----------   -----------
   Accounts receivable and prepaid expenses .........    $  2,947      $   4,127     $  2,923
   Investments--restricted ..........................       1,240            450           --
   Landfills ........................................       3,495          8,013           --
   Property and equipment ...........................       7,451         17,378        9,105
   Covenants not to compete and customer lists ......       2,060          2,445        2,498
   Goodwill .........................................       5,240         34,694       28,028
   Deferred taxes ...................................        (806)           (73)         (75)
   Debt and notes payable ...........................      (3,738)        (6,709)      (2,650)
   Other liabilities assumed ........................        (561)       (15,726)      (2,433)
                                                         --------      ---------     --------
   Total consideration ..............................    $ 17,328      $  44,599     $ 37,396
                                                         ========      =========     ========

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

4. BUSINESS COMBINATIONS (Continued)

     The following unaudited pro forma combined information (in thousands except for per share information) shows the results of the Company's operations for the years ended April 30, 1997 and 1998, exclusive of the effects of the Company's November Offering, as though each of the completed acquisitions had occurred as of May 1, 1996:


                                                                             Pro Forma
                                                                       Year ended April 30,
                                                                    ---------------------------
                                                                        1997           1998
                                                                    -----------   -------------
   Revenues .....................................................   $132,261        $ 131,437
   Operating income .............................................      7,626           12,822
   Net income (loss) ............................................       (985)           3,487
   Diluted pro forma net income (loss) per common share .........      (0.25)            0.32
   Weighted average diluted shares outstanding ..................      3,913           10,898

     The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of May 1, 1996, or the results of future operations of the Company. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the completed acquisitions.


5. LONG-TERM DEBT

     Long-term debt as of April 30, 1997 and 1998 consists of the following (in thousands):


                                                                                 April 30,
                                                                          -----------------------
                                                                             1997         1998
                                                                          ----------   ----------
   Advances on revolving credit facility, which provides for advances of up to $150,000,000 due January 12, 2003. Interest on
    outstanding advances accrues, at the election of the Company, either at the bank's base rate or LIBOR plus a percentage, based on a pricing grid as defined (6.875% at April 30, 1998), payable monthly in arrears. The interest rate is subject to adjustment under the Swap Agreement described below. The
    debt is collateralized by all assets of the Company, whether now
    owned or hereafter acquired .......................................    $52,359      $64,150

   Bank term notes payable, bearing interest at the bank's base rate
    plus 0.25% per annum, secured by all assets of the Company ........      9,431           --

   Notes payable in connection with businesses acquired, bearing interest at rates of 7% to 10%, due in monthly installments ranging from $939 to $11,152, expiring September 1998 through
    January 2007 ......................................................      6,508        5,548

   Payments due to Clinton County, discounted at 4.75%, due in
    quarterly installments of $375,046 through March 2003 .............      7,796        6,645

   Notes payable, secured by assets purchased, bearing interest at
    rates of 6% to 30% ................................................      5,706           --
                                                                           -------      -------
                                                                            81,800       76,343

   Less-current portion ...............................................      6,272        2,595
                                                                           -------      -------
                                                                           $75,528      $73,748
                                                                           =======      =======

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

5. LONG-TERM DEBT (Continued)

     On January 21, 1998, the Company entered into a three-year interest rate swap agreement (the Swap Agreement) with a bank. The purpose was to effectively convert a portion of the Company's interest rate exposure on advances under its revolving credit facility line from a floating rate to a fixed rate until the expiration of the Swap Agreement. The Swap Agreement effectively fixes the Company's interest rate on the notional amount of $45,000,000 to 5.8% per annum. Net monthly payments or monthly receipts under the Swap Agreement are recorded as adjustments to interest expense. The Company paid $162,535 in interest under this agreement during the year ended April 30, 1998. In the event of nonperformance by the counterparty, the Company would be exposed to interest rate risk if the variable interest rate received were to exceed the fixed rate paid by the Company under the terms of the Swap Agreement.

     The revolving credit facility contains certain covenants that, among other things, restrict dividends or stock repurchases, limit capital expenditures and annual operating lease payments, and set minimum fixed charges, interest coverage and leverage ratios and minimum consolidated adjusted net worth requirements. As of April 30, 1998 the Company was in compliance with all covenants.

     As of April 30, 1998, debt matures as follows (in thousands):

                                                            (Unaudited)
                                                                Amount
                                                             ------------
   Year Ending April 30,
    1999 ....................................................   $ 2,595
    2000 ....................................................     2,592
    2001 ....................................................     2,561
    2002 ....................................................     1,924
    2003 ....................................................    66,018
    Thereafter ..............................................       653
                                                                -------
                                                                $76,343
                                                                =======

6. COMMITMENTS AND CONTINGENCIES

(a)  Leases

     The following is a schedule of future minimum lease payments (in thousands), together with the present value of the net minimum lease payments under capital leases, as of April 30, 1998:

                                                               Operating   Capital
                                                                 Leases    Leases
                                                               ---------  --------
   Year Ended April 30,
    1999 ......................................................  $  408    $  509
    2000 ......................................................     343       368
    2001 ......................................................     299       366
    2002 ......................................................     227       350
    2003 ......................................................     148       274
    Thereafter ................................................     258        --
                                                                 ------    ------
      Total minimum lease payments ............................  $1,683     1,867
                                                                 ======
   Less--amount representing interest .........................              (301)
                                                                           ------
                                                                            1,566
   Current maturities of capital lease obligations ............               481
                                                                           ------
      Present value of long-term capital lease obligations ....            $1,085
                                                                           ======

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

6. COMMITMENTS AND CONTINGENCIES (Continued)

     The Company leases real estate, containers and hauling vehicles under leases that qualify for treatment as capital leases. The assets related to these leases have been capitalized and are included in property and equipment at April 30, 1997 and 1998.

     The Company leases operating facilities and equipment under operating leases with monthly payments ranging from $43 to $3,903.

     Total rent expense under operating leases charged to operations was $502,122, $933,294 and $936,103 for each of the three years ended April 30, 1996, 1997 and 1998, respectively.


(b)  Legal Proceedings

     In 1997, the Company was a defendant in a lawsuit regarding certain assets of the Company. The suit was settled for $450,000, and the Company paid an aggregate of $200,000 representing the legal fees of all defendants. The settlement was accrued for and included in other accrued expenses in the accompanying consolidated balance sheet at April 30, 1997.

     On or about October 30, 1997, an individual commenced a civil lawsuit against the Company and two of the Company's officers and directors in the Rutland Superior Court, Rutland County, State of Vermont. In the complaint, the individual seeks compensation for services allegedly performed by him prior to 1995. The individual is seeking a three percent equity interest in the Company or the monetary equivalent thereof, as well as punitive damages. The Company and the officers and directors have answered the complaint, denied the individual's allegations of wrongdoing, and asserted various defenses. Certain stockholders of the Company agreed to indemnify the Company for any settlement by the Company or any award against the Company in excess of $350,000 (but not legal fees paid by or on behalf of the Company or any other third party). The Company accrued a $215,000 reserve for this claim during the year ended April 30, 1998.

     In the normal course of conducting its operations, the Company may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments against the Company, which may have an impact on earnings for a particular period. Management expects that such matters in process at April 30, 1998 will not have a material adverse effect on the Company's financial position, including its liquidity or its results of operations.


(c)  Environmental Liability

     The Company is subject to liability for any environmental damage, including personal injury and property damage, that its solid waste facilities may cause to neighboring property owners, particularly as a result of the contamination of drinking water sources or soil, possibly including damage resulting from conditions existing before the Company acquired the facilities. The Company may also be subject to liability for similar claims arising from off-site environmental contamination caused by pollutants or hazardous substances if the Company or its predecessors arrange to transport, treat or dispose of those materials. Any substantial liability incurred by the Company arising from environmental damage could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not presently aware of any situations that may have a material adverse impact.


(d)  Sawyer Landfill Royalty Payments

     In connection with an acquisition, the Company agreed to pay to the seller a royalty for certain additional permitted landfill capacity. The royalty due is equal to $2.50 per ton for the first 400,000 tons

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

6. COMMITMENTS AND CONTINGENCIES (Continued)

of such additional capacity and $3.50 per ton thereafter. The payments are generally due as the landfill is utilized except that at the time of the successful permitting, the first $1 million of royalties becomes immediately due and payable. This amount may be taken in cash or stock on an equivalent per share price of $6.55. This option is at the election of the seller and is only available for the first royalty payment.


7. REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT WARRANTS AND STOCKHOLDERS' EQUITY (DEFICIT)


(a)  Preferred Stock

     On December 22, 1995, the Company sold 1,922,169 shares of Series D Convertible Redeemable Preferred Stock, raising proceeds of $12,482,412, net of $972,771 in issuance costs. In addition, the Company extinguished certain subordinated debt through proceeds raised in this Series D Preferred Stock transaction, and by issuing certain subordinated debt holders 516,620 shares of the Company's Series A Redeemable Preferred Stock, 1,294,579 shares of the Company's Series B Redeemable Preferred Stock and 424,307 shares of the Company's Series C Mandatorily Redeemable Preferred Stock. The Company has recorded a charge of $2,963,317 based on the difference between the fair market value of consideration (preferred stock and cash) issued to the subordinated debt holders and the carrying value of the subordinated debt extinguished. The charge, net of tax, was allocated to earnings as an extraordinary charge ($126,523) and equity ($2,836,794) based on the relative fair value of the debt and warrants, respectively. The Company also wrote off the unamortized issuance costs associated with certain subordinated debt. This write-off resulted in an extraordinary charge, net of tax, of $199,785. The total extraordinary loss from the extinguishment of debt amounted to $326,308 (net of $168,098 income tax benefit).

     The difference between the carrying value and the redemption value (defined as the higher of $1.50, $2.00 and $7.00 or the underlying fair market value of the Company's Class A Common Stock, respectively) of the Series A and Series B Redeemable Preferred Stock with warrants exercisable for Class A Common Stock and the Series D Convertible Redeemable Preferred Stock was being accreted using the effective interest method through the earliest redemption date (December 31, 2000, December 31, 2000 and January 1, 2001, respectively). In accordance with its original terms, immediately prior to the closing of the November Offering, each share of Series A Preferred Stock and Series B Preferred Stock, through the exercise of warrants and redemption of preferred stock in connection therewith, and each share of Series D Preferred Stock automatically converted into one share of Class A Common Stock.

     Also in accordance with its original terms, the Series C Mandatorily Redeemable Preferred Stock was redeemed immediately following the closing of the November Offering. The Company had been accreting the difference between the carrying value and redemption value ($7.00 per share) using the effective interest method through the earliest fixed redemption date (December 31, 2000). Therefore, the Company recorded an accelerated accretion charge immediately prior to the November Offering in order to state the Series C Stock at its redemption price.


(b)  Common Stock

     The holders of the Class A Common Stock are entitled to one vote for each share held. The holders of the Class B Common Stock are entitled to ten votes for each share held except for the election of one director who is elected by the holders of Class A Common Stock exclusively. The Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the shareholder.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

7. REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT WARRANTS AND
   STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

(c)  Stock Warrants

     At April 30, 1998, the Company had outstanding warrants to purchase 190,392 shares of the Company's Class A Common Stock at exercise prices between $0.01 and $7.25 per share, based on the fair market value of the underlying common stock at the time of the warrants' issuance. The warrants become exercisable upon vesting and notification and expire between July 1998 and October 2003.


(d)  Put Warrants

     In connection with an acquisition in April 1995, the Company issued 100,000 warrants to purchase one share each of Class A Common Stock exercisable at $6.00 per share. These warrants were putable to the Company at $4.00 per share or callable by the Company at $7.00 per share beginning in April 1997 and were initially recorded at their put price. These warrants were stated at their put price per share in the accompanying consolidated balance sheet as of April 30, 1997. During fiscal 1998 (but prior to the November Offering), warrants to acquire 25,000 shares of Class A Common Stock for cash proceeds of $150,000 were exercised. During the same period the Company called the remaining 75,000 warrants in exchange for total cash consideration of $525,000. The difference between the put price and the call price was accreted through a charge to accumulated deficit at the time of the call.


(e)  Stock Option Plans

     During 1993, the Company adopted an incentive stock option plan for officers and other key employees. The 1993 Incentive Stock Option Plan (the "1993 Option Plan") provided for the issuance of a maximum of 300,000 shares of Class A Common Stock. As of April 30, 1998, options to purchase 258,000 shares of Class A Common Stock at an average exercise price of $1.87 were outstanding under the 1993 Option Plan. No further options may be granted under this plan.

     During 1994, the Company adopted a nonstatutory stock option plan for officers and other key employees. The 1994 Stock Option Plan (the "1994 Option Plan") provides for the issuance of a maximum of 150,000 shares of Class A Common Stock. Options to purchase 150,000 shares of Class A Common Stock at an average exercise price of $0.60 were outstanding under the 1994 Option Plan as of April 30, 1997 and April 30, 1998. No further options may be granted under this plan.

     In connection with the May 1994 Senior Note and Warrant Purchase Agreement (the "Purchase Agreement"), the Company established a nonqualified stock option pool for certain key employees. The purchase agreement established 338,000 stock options to purchase Class A Common Stock. Options to purchase 338,000 shares of Class A Common Stock at an average exercise price of $2.00 were outstanding under the Purchase Agreement as of April 30, 1997 and April 30, 1998. No further options may be granted under this plan.

     During 1996, the Company adopted a stock option plan for employees, officers and directors of, and consultants and advisors to, the Company. The 1996 Stock Option Plan (the "1996 Option Plan") provided for the issuance of a maximum of 918,135 shares of Class A Common Stock pursuant to the grant of either incentive stock options or nonstatutory options. As of April 30, 1997, options to purchase 418,135 shares of Class A Common Stock at an average exercise price of $10.04 were outstanding under the 1996 Option Plan. As of April 30, 1998, a total of 601,302 options to purchase Class A Common Stock were outstanding at an average exercise price of $11.86. No further options may be granted under this plan.

     On July 31, 1997, the Company adopted a stock option plan for employees, officers and directors of, and consultants and advisors to the Company. The Board of Directors has the authority to select the

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

7. REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT WARRANTS AND
   STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

optionees and determine the terms of the options granted. The 1997 Stock Option Plan (the "1997 Option Plan") provides for the issuance of 1,000,000 shares of Class A Common Stock pursuant to the grant of either incentive stock options or nonstatutory options. Under the terms of the 1997 Option Plan, all authorized but unissued options under previous plans are added to the shares available under this plan. A total of 308,500 authorized but unissued options under the 1996 Option Plan have been transferred to the 1997 Option Plan under this provision. As of April 30, 1998, options to purchase 248,000 shares of Class A Common Stock at an average exercise price of $22.52 were outstanding under the 1997 Option Plan.

     On July 31, 1997 the Company adopted a stock option plan for non-employee directors of the Company. The 1997 Non-Employee Director Stock Option Plan provides for the issuance of a maximum of 50,000 shares of Class A Common Stock pursuant to the grant of non-statutory options. As of April 30, 1998, no options have been granted under this plan.

     Stock option activity for each of the three years ended April 30, 1996, 1997 and 1998 is as follows:


                                              Number      Weighted Average
                                            of Shares      Exercise Price
                                           -----------   -----------------
   Outstanding, April 30, 1995               673,000          $ 1.30
    Granted ............................     115,000            3.53
    Terminated .........................          --              --
    Exercised ..........................          --              --
                                             -------          ------
   Outstanding, April 30, 1996               788,000            1.63
    Granted ............................     463,135           10.52
    Terminated .........................          --              --
    Exercised ..........................          --              --
                                             -------          ------
   Outstanding, April 30, 1997 .........   1,251,135            4.92
    Granted ............................     419,500           19.90
    Terminated .........................      31,000           15.19
    Exercised ..........................      44,333            1.49
                                           ---------          ------
   Outstanding, April 30, 1998 .........   1,595,302          $ 8.75
                                           =========          ======
   Exercisable, April 30, 1998 .........     985,710          $ 4.26
                                           =========          ======

     Set forth is a summary of options outstanding and exercisable as of April 30, 1998:


                                        Options Outstanding             Options Exercisable
                              --------------------------------------- -----------------------
                                               Weighted
                                                Average     Weighted                 Weighted
                                Number of      Remaining     Average    Number of    Average
          Range of             Outstanding    Contractual   Exercise   Exercisable   Exercise
          Exercise                Shares     Life (Years)     Price      Options      Price
---------------------------   ------------- -------------- ---------- ------------- ---------
   $ 0.60-$ 2.00...........       673,000         4.35       $ 1.36      673,000     $ 1.36
     4.61 -  7.00 .........       197,000         7.35         4.66      150,333       4.67
    12.00- 16.00 ..........       497,302         8.58        13.78      118,711      12.74
    Over $16.00............       228,000         9.70        23.18       43,666      24.46
---------------------------       -------         ----       ------      -------     ------
   All ....................     1,595,302         6.80       $ 8.75      985,710     $ 4.26
                                =========         ====       ======      =======     ======

     During fiscal 1996, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for stock-based employee compensation and

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

7. REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT WARRANTS AND
   STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation costs for those plans using the intrinsic method of accounting prescribed by APB Opinion No. 25. Entities electing to remain with the accounting in APB Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied.


     The Company has elected to account for its stock-based compensation plans under APB Opinion No. 25. However, the Company has computed, for pro forma disclosure purposes, the value of all options granted during the years ended April 30, 1996, 1997 and 1998 using the Black-Scholes option pricing model as prescribed by SFAS No. 123, using the following weighted average assumptions for grants in the years ended April 30, 1996, 1997 and 1998.


                                                       April 30,
                                       ------------------------------------------
                                          1996         1997            1998
                                       ----------   ----------   ----------------
   Risk-free interest rate .........     5.69%        6.84%         5.78%-6.49%
   Expected dividend yield .........      N/A          N/A             N/A
   Expected life ...................   10 years      10 years         9 years
   Expected volatility .............      N/A          N/A            40.39%

     The value of shares to be issued to employees under the Employee Stock Purchase Plan (see Note 9) as of April 30, 1998 has been computed for pro forma disclosure purposes using the Black-Scholes option pricing model using the following assumptions:


   Risk-free interest rate ....................................        5.30%
   Expected dividend yield ....................................        N/A
   Expected life ..............................................     1/3 year
   Expected volatility ........................................       40.39%

     The total value of options granted during the years ended April 30, 1996, 1997 and 1998 would be amortized on a pro forma basis over the vesting period of the options. Options generally vest over a one to three year period. Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to May 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years. If the Company had accounted for these plans in accordance with SFAS No. 123, the Company's net loss and net loss per share would have increased as reflected in the following pro forma amounts (in thousands, except for per share amounts):


                                                   Fiscal Year Ended April 30,
                                                --------------------------------
                                                   1996       1997        1998
                                                ---------   ---------   --------
   Net income (loss)
    As reported .............................    $(3,486)    $(8,949)   $(3,081)
    Pro forma ...............................     (3,522)     (9,143)    (3,904)
   Net income (loss) per share of
    common stock--
    As reported .............................      (1.06)      (2.29)     (0.39)
    Pro forma ...............................    $ (1.07)    $ (2.34)   $ (0.49)

     The weighted-average grant-date fair value of options granted during the years ended April 30, 1996, 1997 and 1998 is $0.51, $0.56 and $1.54,
respectively.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

7. REDEEMABLE PREFERRED STOCK, REDEEMABLE PUT WARRANTS AND
   STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

(f)  Reserved Shares

     At April 30, 1997 and 1998 shares of Class A Common Stock were reserved for the following reasons (in thousands):

                                                                      April 30,
                                                                -------------------
                                                                  1997       1998
                                                                --------   --------
   Exercise of stock warrants related to Series A and
    Series B Preferred Stock ................................    1,811         --
   Exercise of Series D Convertible Preferred Stock .........    1,922         --
   Exercise of stock warrants/put warrants ..................      456        190
   Exercise of stock options ................................    1,206      2,981
                                                                 -----      -----
                                                                 5,395      3,171
                                                                 =====      =====

8. INCOME TAXES

     The provision (benefit) for income taxes for the years ended April 30, 1996, 1997 and 1998 consists of the following (in thousands):


                                                Fiscal Year Ended April 30,
                                              -------------------------------
                                                 1996       1997       1998
                                              ----------   ------   ---------
   Federal--
    Current ...............................     $ (329)     $306     $  495
    Deferred ..............................        458       136      1,586
                                                ------      ----     ------
                                                   129       442      2,081
                                                ------      ----     ------
   State--
    Current ...............................        (96)        7         24
    Deferred ..............................        111         3        280
                                                ------      ----     ------
                                                    15        10        304
                                                ------      ----     ------
      Total ...............................     $  144      $452     $2,385
                                                ======      ====     ======

     The differences in the provisions for income taxes and the amounts determined by applying the Federal statutory rate of 34% to income before provision for income taxes and extraordinary loss for the years ended April 30, 1996, 1997 and 1998 are as follows (in thousands):


                                                    Fiscal Year Ended April 30,
                                                    ----------------------------
                                                      1996     1997       1998
                                                    -------   ------   ---------
   Tax at statutory rate ..........................  $(17)     $ 11     $1,714
   State income taxes, net of federal benefit .....    (3)        2        266
   Meals and entertainment disallowance ...........    11        18         23
   Nondeductible goodwill .........................    20       134        114
   Other, net (mainly imputed interest income
    for tax purposes) .............................   133       287        268
                                                     ----      ----     ------
                                                     $144      $452     $2,385
                                                     ====      ====     ======

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

8. INCOME TAXES (Continued)

     Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes.

     Deferred tax assets and liabilities consist of the following at April 30, 1997 and 1998 (in thousands):



                                                               April 30,
                                                           -----------------
                                                            1997       1998
                                                           -------   -------
   Deferred tax assets--
    Allowance for doubtful accounts .....................  $   177    $   449
    Treatment of lease obligations ......................       65         64
    Accrued expenses ....................................      344        490
    Net operating loss carryforwards ....................      574        679
    Alternative minimum tax credit carryforwards ........      306        494
    Other tax carryforwards .............................      185        150
    Amortization of intangibles .........................       35         --
    Other ...............................................       91        206
                                                           -------    -------
       Total deferred tax assets ........................    1,777      2,532
   Deferred tax liabilities--
    Accelerated depreciation of property
    and equipment .......................................   (2,245)    (3,245)
    Amortization of intangibles .........................       --       (543)
    Other ...............................................     (588)    (2,111)
                                                           -------    -------
       Total deferred tax liabilities ...................   (2,833)    (5,899)
                                                           -------    -------
        Net deferred tax liability ......................  $(1,056)   $(3,367)
                                                           =======    =======

     At April 30, 1998, the Company has net operating loss carryforwards and other tax carryforwards for income tax purposes of approximately $1,698,000 and $375,000, respectively, that expire principally through 2010. At April 30, 1998, the Company also has $494,000 of alternative minimum tax credit carryforwards available indefinitely to reduce any future federal income taxes payable.


9. EMPLOYEE BENEFIT PLANS

     On May 1, 1996, the Company adopted the Casella Waste Systems, Inc. 401(k) Plan and appointed the First National Bank of Boston as trustee of the plan. The plan went into effect on July 1, 1996 and has a December 31 year end. Pending board approval, the Company may contribute up to $500 per individual per calendar year. Participants vest in employer contributions ratably over a three-year period. Employer contributions for the years ended April 30, 1997 and 1998 amounted to $149,469 and $176,143, respectively.

     In January 1998, the Company implemented its Employee Stock Purchase Plan. Under this plan, qualified employees may purchase shares of Class A Common Stock by payroll deduction at a 15% discount from the market price. 300,000 shares of Class A Common Stock have been reserved for this purpose. At April 30, 1998, no shares of Class A Common Stock have been issued under this plan.

                 CASELLA WASTE SYSTEMS, INC. AND SUBSIDIARIES

10. RELATED PARTY TRANSACTIONS

(a)  Management Services Agreement

     As part of the Series D Preferred Stock transaction described in Note 7(a), the Company entered into a Management Services Agreement with certain shareholders of the Series A, Series B and Series C Preferred Stock. In consideration for certain advisory services to the Company, as defined, a management fee of approximately $22,300 per month was due. At the closing of the November Offering, the agreement terminated and the total accrued management fees paid to the shareholders was $495,221.


(b)  Services

     During 1996, 1997 and 1998, the Company retained the services of a related party, a company wholly owned by two of the Company's stockholders, as a contractor in closing certain landfills owned by the Company. Total purchased services charged to operations for each of the three years ended April 30, 1996, 1997 and 1998 were $1,291,435, $2,125,606 and $4,202,200, respectively, of which $24,988 and $0 were outstanding and included in accounts payable at April 30, 1997 and 1998, respectively. In 1997, the Company entered into agreements with this company, totaling $4,065,000, to close the unlined municipal landfill which is adjacent to the Subtitle D Clinton County landfill and to close a portion of another of the Company's lined landfills. In 1998, the Company entered into agreements with this company, totaling approximately $3 million, to construct a portion of a landfill.


(c)  Leases and Land Purchase

     The Company leases furniture and fixtures from a partnership in which two of the Company's stockholders are the general partners. This operating lease requires a monthly payment of $950 and expires in 1999.

     On August 1, 1993, the Company entered into three leases for operating facilities with the same partnership. During 1997, one of the leases was terminated early for $191,869. The remaining leases are classified as capital leases in the accompanying consolidated balance sheets. The leases call for monthly payments ranging from $3,200 to $9,000 and expire in April 2003. Total interest and amortization expense charged to operations for the years ended April 30, 1996, 1997 and 1998 under these agreements was $252,000, $249,379 and $244,500, respectively.

     On November 8, 1996, the Company purchased a certain plot of land from the same related party for $122,000.


(d)  Postclosure Landfill

     The Company has agreed to pay the cost of postclosure on a landfill owned by certain principal stockholders. The Company paid the cost of closing this landfill in 1992, and the postclosure maintenance obligations are expected to last until 2012. In each of the three years ended April 30, 1996, 1997 and 1998, the Company paid $14,502, $9,605 and $3,019, respectively, pursuant to this agreement. As of April 30, 1998, the Company has accrued $104,772 for costs associated with its postclosure obligations.


11. SUBSEQUENT EVENTS

     During the period between May 1, 1998 and June 15, 1998 the Company acquired 8 companies, all accounted for as purchases. The total value of the assets acquired was approximately $10.2 million. The Company paid $9.6 million in cash for the companies and assumed $600,000 in liabilities.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To The Superior Disposal Companies:

     We have audited the accompanying combined balance sheet of the companies identified in Note 1 (the Companies) as of December 31, 1996, and the related combined statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Companies as of December 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                          ARTHUR ANDERSEN LLP


Boston, Massachusetts
May 23, 1997

                        THE SUPERIOR DISPOSAL COMPANIES

                             COMBINED BALANCE SHEET

                                                                         December 31,
                                                                       ---------------
                                                                             1996
                                                                       ---------------
                                ASSETS
Current assets:
 Cash ..............................................................     $     9,254
 Accounts receivable--trade, less allowance for doubtful
  accounts of approximately $213,000                                       1,696,172
 Prepaid expenses and other current assets .........................         207,011
                                                                         -----------
    Total current assets ...........................................       1,912,437
                                                                         -----------
Property and equipment, at cost:
 Land and improvements .............................................         275,871
 Buildings and improvements ........................................       1,413,609
 Furniture, fixtures and office equipment ..........................         212,838
 Machinery and containers ..........................................       3,038,770
 Vehicles ..........................................................       3,511,088
 Equipment under capital leases ....................................         391,486
                                                                         -----------
                                                                           8,843,662
 Less--accumulated depreciation and amortization ...................       3,619,523
                                                                         -----------
                                                                           5,224,139
                                                                         -----------
Other assets:
 Intangible assets, net ............................................       4,412,523
 Miscellaneous deposits ............................................          53,700
                                                                         -----------
                                                                           4,466,223
                                                                         -----------
                                                                         $11,602,799
                                                                         ===========
                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
 Short-term loans ..................................................     $ 1,200,000
 Accounts payable ..................................................       1,072,378
 Accrued liabilities ...............................................         321,950
 Current maturities of long-term debt ..............................       1,748,264
 Current maturities of capital lease obligations ...................          68,352
 Income taxes payable ..............................................          30,341
 Deferred revenue ..................................................         368,809
                                                                         -----------
    Total current liabilities ......................................       4,810,094
                                                                         -----------
Long-term debt, less current maturities ............................       6,377,697
                                                                         -----------
Capital lease obligations, less current maturities .................         193,070
                                                                         -----------
Due to stockholder .................................................          52,000
                                                                         -----------
Commitments and contingencies (Note 6)
Stockholder's equity:
 Common stock--
  Authorized--300 shares, no par value
  Issued and outstanding--12 shares ................................           2,500
 Additional paid-in capital ........................................         116,635
 Retained earnings .................................................         330,218
 Less--treasury stock, at cost .....................................        (279,415)
                                                                         -----------
    Total stockholder's equity .....................................         169,938
                                                                         -----------
                                                                         $11,602,799
                                                                         ===========

              The accompanying notes are an integral part of these
                         combined financial statements.

                        THE SUPERIOR DISPOSAL COMPANIES

                        COMBINED STATEMENT OF OPERATIONS


                                                    Year Ended December 31,
                                                   ------------------------
                                                             1996
                                                   ------------------------
Revenues .........................................        $15,130,702
                                                          -----------
Costs and expenses:
 Cost of services ................................         10,361,812
 General and administrative ......................          2,429,623
 Depreciation and amortization ...................          1,192,065
                                                          -----------
                                                           13,983,500
                                                          -----------
Operating income .................................          1,147,202
                                                          -----------
Other expenses:
 Interest expense ................................            818,950
 Loss on sale of equipment .......................             17,347
                                                          -----------
                                                              836,297
                                                          -----------
Income before provision for income taxes .........            310,905
Provision for income taxes .......................             32,724
                                                          -----------
 Net income ......................................        $   278,181
                                                          ===========



              The accompanying notes are an integral part of these
                         combined financial statements.

                        THE SUPERIOR DISPOSAL COMPANIES

                   COMBINED STATEMENT OF STOCKHOLDER'S EQUITY



                                                  Additional                                     Total
                                       Common       Paid-in       Retained       Treasury      Stockholder's
                                        Stock       Capital       Earnings         Stock          Equity
                                      --------   ------------   -------------  -------------   ------------
Balance, December 31, 1995 .........   $2,500      $116,635      $ 1,284,726     $(279,415)    $1,124,446
 Net income ........................       --            --          278,181            --        278,181
 Distributions to stockholder ......        -            --       (1,232,689)           --     (1,232,689)
                                       ------      --------      -----------     ---------     ----------
Balance, December 31, 1996 .........   $2,500      $116,635      $   330,218     $(279,415)    $  169,938
                                       ======      ========      ===========     =========     ==========


              The accompanying notes are an integral part of these
                         combined financial statements.

                        THE SUPERIOR DISPOSAL COMPANIES

                        COMBINED STATEMENT OF CASH FLOWS


                                                                         Year Ended December 31,
                                                                        ------------------------
                                                                                  1996
                                                                        ------------------------
Cash flows from operating activities:
 Net income ...........................................................       $   278,181
                                                                              -----------
 Adjustments to reconcile net income to net cash provided by operating activities--
  Provision for bad debts, net of writeoffs ...........................          (195,280)
  Depreciation and amortization .......................................         1,192,065
  Loss on sale of equipment ...........................................            17,347
  Deferred income tax .................................................            13,095
  Changes in assets and liabilities, net of effects of acquisitions--
   Accounts receivable ................................................           377,336
   Other current assets ...............................................           (79,578)
   Accounts payable ...................................................          (285,297)
   Accrued and other liabilities ......................................           152,430
   Income taxes payable ...............................................                --
   Deferred revenue ...................................................           (42,459)
                                                                              -----------
                                                                                1,149,659
                                                                              -----------
     Net cash provided by operating activities ........................         1,427,840
                                                                              -----------
Cash flows from investing activities:
 Acquisitions, net of cash acquired ...................................          (460,000)
 Additions to property and equipment ..................................        (1,110,656)
 Proceeds from sale of property and equipment .........................            52,074
 Increase in other assets .............................................           (33,261)
                                                                              -----------
     Net cash used in investing activities ............................        (1,551,843)
                                                                              -----------
Cash flows from financing activities:
 Due to stockholder ...................................................            52,000
 Proceeds from short-term borrowings ..................................         1,200,000
 Proceeds from long-term borrowings ...................................           930,000
 Principal payments on long-term debt .................................        (1,520,418)
 Principal payments on capital lease obligations ......................           (61,916)
 Proceeds from issuance of common stock ...............................                --
 Distributions to stockholder .........................................        (1,232,689)
                                                                              -----------
     Net cash used in financing activities ............................          (633,023)
                                                                              -----------
Net decrease in cash ..................................................          (757,026)
Cash, beginning of year ...............................................           766,280
                                                                              -----------
 Cash, end of year ....................................................       $     9,254
                                                                              ===========
Supplemental disclosure of cash flow information:
 Cash paid during the year for--
  Interest ............................................................       $    827,059
                                                                              ============
  Income taxes ........................................................       $     32,724
                                                                              ============
Supplemental disclosure of noncash investing and financing activities--
 Summary of acquisitions--
  Fair value of assets acquired .......................................       $    595,000
  Cash paid ...........................................................           (460,000)
                                                                              ------------
     Liabilities assumed and notes payable to sellers .................       $    135,000
                                                                              ============

              The accompanying notes are an integral part of these
                         combined financial statements.

                        THE SUPERIOR DISPOSAL COMPANIES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS

     The Superior Disposal Companies (the Companies), represents the combined accounts of Superior Disposal Service, Inc. (Superior) (a New York corporation), Kerkim, Inc. (Kerkim) (a New York corporation) and Kensue, Inc. (Kensue) (a Pennsylvania corporation). These companies are owned by the same stockholder. Kensue's financial statements are the consolidation of Kensue and its two subsidiaries: Claws Refuse, Inc. (Claws) (a Pennsylvania corporation) and S.D.S. at PA, Inc. (SDS at PA) (a Pennsylvania corporation), which have a March 31 fiscal year end.

     These companies are engaged in non-hazardous waste collection, recycling, transportation and transfer station businesses. The Companies service residential, commercial and municipal customers in the states of New York and Pennsylvania.

     For the purpose of the combined financial statements, all material intercompany balances and transactions have been eliminated.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the financial statements and notes.


(a)  Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(b)  Revenue Recognition

     The Company recognizes revenue as the related services are provided. Certain customers are billed in advance and, accordingly, recognition of the related revenues is deferred until the services are provided.


(c)  Property and Equipment


     Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:


                                                          Estimated
                                                         Useful Life
   Asset Classification                                 ------------
   --------------------
   Buildings and improvements .......................   28-40 years
   Furniture, fixtures and office equipment .........     4-8 years
   Vehicles .........................................    2-10 years
   Machinery and containers .........................    7-10 years

     The cost of maintenance and repairs is charged to operations as incurred.


(d)  Fair Value of Financial Instruments

     The Company's financial instruments consist primarily of cash, trade receivables, trade payables and debt instruments. The book values of cash, trade receivables and trade payables approximate their respective fair values. The Company's debt instruments that are outstanding as of December 31, 1996

                        THE SUPERIOR DISPOSAL COMPANIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

have carrying values that approximate their respective fair values. See Note 5 for the terms and carrying values of the Company's various debt instruments.


(e) Intangible Assets

     Goodwill is the cost in excess of fair value of identifiable assets of acquired businesses and is amortized on the straight-line method over periods not exceeding 40 years. Other intangible assets include covenants not to compete and organization costs and are amortized on the straight-line method over their estimated useful lives, typically no more than 15 and 5 years, respectively. The Companies continually evaluate whether events and circumstances have occurred subsequent to an acquisition that indicate the remaining estimated useful life or carrying value of these intangible assets may warrant revision. When factors indicate that these assets should be evaluated for possible impairment, the Companies use an estimate of the related business segment's undiscounted cash flows over the remaining life of the asset in measuring recoverability.

     Intangible assets at December 31, 1996 consist of the following:


                                                        December 31,
                                                        -----------
                                                          1996
                                                        ----------
   Goodwill .........................................   $4,393,480
   Covenants not-to-compete .........................      539,167
   Organization costs ...............................       27,225
                                                        ----------
                                                         4,959,872
   Less--accumulated amortization ...................      547,349
                                                        ----------
                                                        $4,412,523
                                                        ==========

(f) Income Taxes

     Superior and Kerkim elected S corporation status under the Internal Revenue Code. Therefore, the tax effect of each company's operations will be reflected in the individual tax returns of the stockholder.

     Kensue has elected C corporation status under the Internal Revenue Code and files consolidated federal and state income tax returns. Kensue records income taxes in accordance with Statement of Financial Accounting Standards
(SFAS) No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.


(g) Accounting Principles

     Effective May 1, 1996, the Companies adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. In accordance with SFAS No. 121, the Companies evaluate the recoverability of its carrying value of the Companies' long-lived assets and certain intangible assets based on estimated undiscounted cash flows to be generated from each of such assets as compared to the original estimates used in measuring the assets. To the extent impairment is identified, the Companies reduce the carrying value of such impaired assets. The change did not have a material impact on the Companies' financial statements.

                        THE SUPERIOR DISPOSAL COMPANIES

3. ACQUISITIONS OF NEW BUSINESSES
     In January 1996, Claws acquired the assets of A.C. Hamm for a total purchase price of $195,000. The fair value of fixed assets acquired and covenants not-to-compete totaled $143,000 and $10,000, respectively.

     In July 1996, Superior also acquired the assets of Gar-Kim, Inc. for a total purchase price of $400,000. The fair value of fixed assets acquired and covenants not-to-compete totaled $184,000 and $10,000, respectively.

     The acquisitions have been accounted for by the purchase method of accounting and, accordingly, the purchase prices have been allocated to the assets acquired based on the estimated fair values at the date of acquisition. The excess of purchase price over the estimated fair values of the net assets acquired has been recorded as goodwill, which is being amortized over 40 years.



4. SHORT-TERM LOANS

     The short-term loans bear interest at rates ranging from 8% to 9.125% per annum and are secured by all assets of Superior and a certain loan by a personal guarantee of the sole stockholder.


5. LONG-TERM DEBT

     Long-term debt as of December 31, 1996 consists of the following:


                                                                     December 31,
                                                                    -------------
                                                                         1996
                                                                    -------------
   Term loans and line of credit with banks .....................   $4,981,219
   Notes payable in connection with businesses acquired .........    2,976,109
   Other notes payable ..........................................      168,633
                                                                    ----------
                                                                     8,125,961
   Less--current portion ........................................    1,748,264
                                                                    ----------
                                                                    $6,377,697
                                                                    ==========

     The term loans and line of credit with banks bear interest at rates ranging from 9% to 9.625% per annum and are secured by all assets of the Companies, and certain loans by a personal guarantee of the sole stockholder. The loans are due on dates ranging from January 1997 to September 2002 and are payable in monthly installments ranging from $520 to $25,000.

     Notes payable in connection with businesses acquired bear interest at rates ranging from 7% to 10% and are secured by all the assets of the Companies. The notes are due on dates ranging from January 1997 to December 2005, and are payable in monthly installments ranging from $1,000 to $12,215.

                        THE SUPERIOR DISPOSAL COMPANIES

5. LONG-TERM DEBT (Continued)

     As of December 31, 1996, debt matures as follows (rounded to thousands):

                                                            Amount
                                                          ----------
   Fiscal Year Ended December 31,
    1997 ................................................ $1,748,000
    1998 ................................................  1,238,000
    1999 ................................................  1,206,000
    2000 ................................................  1,512,000
    2001 ................................................    944,000
    Thereafter ..........................................  1,478,000
                                                          ----------
                                                          $8,126,000
                                                          ==========

     In January 1997, a substantial portion of the Companies' debt was paid off by Casella Waste Systems in connection with the acquisition described in Note 9.


6. COMMITMENTS AND CONTINGENCIES

(a) Leases

     The following is a schedule of future minimum lease payments, together with the present value of the net minimum lease payments under capital leases, as of December 31, 1996.

                                                                  Operating Leases   Capital Leases
                                                                 ------------------ ---------------
   Fiscal Year Ended December 31,
    1997 .......................................................      $ 39,627          $ 91,296
    1998 .......................................................        40,206            91,296
    1999 .......................................................        39,416           104,404
    2000 .......................................................        37,816            20,655
                                                                      --------          --------
      Total minimum lease payments .............................      $157,065           307,651
                                                                      ========
   Amount representing interest ................................                          46,229
                                                                                        --------
                                                                                         261,422
   Current maturities of capital lease obligations .............                          68,352
                                                                                        --------
      Present value of long-term capital lease obligations .....                        $193,070
                                                                                        ========

     The Companies lease hauling vehicles under leases that qualify for treatment as capital leases. The assets related to these leases have been capitalized and are included in property and equipment.

     The Companies lease operating facilities and equipment under operating leases with monthly payments ranging from $170 to $2,900.

     Total rent expense under operating leases charged to operations was $33,600 during the year ended 1996.


(b) Litigation

     In the normal course of conducting its operations, the Companies may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments against the Companies, which may have an impact on earnings for a particular period. Management

                        THE SUPERIOR DISPOSAL COMPANIES

6. COMMITMENTS AND CONTINGENCIES (Continued)

expects that such matters in process at December 31, 1996 will not have a material adverse effect on the Companies' financial position, including its liquidity or its results of operations.


7. INCOME TAXES

     The provision for income taxes for the year ended December 31, 1996 consists of the following:


                                                              December 31,
                                                             -------------
                                                                  1996
                                                             -------------
   Federal--
    Current ..............................................      $    --
    Deferred .............................................       13,095
                                                                -------
                                                                 13,095
   State .................................................       19,629
                                                                -------
      Total ..............................................      $32,724
                                                                =======

     The provision for income taxes differs from the amounts determined by applying the federal statutory rate of 40% to income before provision for income taxes due mainly to the S corporation status of Superior and Kerkim and state income taxes.

     The components of the deferred tax asset at December 31, 1996 are as follows:

                                                                   December 31,
                                                                  -------------
                                                                       1996
                                                                  -------------
   Net operating loss carryforwards ...........................     $  41,187
   Allowance for doubtful accounts ............................        39,783
   Accelerated depreciation of property and equipment .........         8,000
   Deferred revenue ...........................................       (11,482)
                                                                    ---------
                                                                       77,488
   Less--valuation allowance ..................................        77,488
                                                                    ---------
                                                                    $      --
                                                                    =========

     In 1996, the Companies recorded a 100% valuation allowance against the deferred tax asset, as realization of the asset is uncertain.


8. RELATED PARTY TRANSACTIONS

     Superior leases its office and garage facility in Newfield, New York, from its sole stockholder. Rental payments for the year ended December 31, 1996 totaled $64,000. The lease is on a month-to-month basis.

     The sole stockholder is guarantor on several outstanding loans of the Companies. In addition, one loan is collateralized by the personal residence of the sole stockholder.


9. SUBSEQUENT EVENTS

     On January 2, 1997, Casella Waste Systems, Inc. (CWS) acquired substantially all of the assets of Superior Disposal Services, Inc., Claws Refuse Inc. and S.D.S. at PA, Inc., accounted for as an asset purchase. On January 23, 1997, CWS acquired substantially all of the assets of Kerkim, Inc., which it also accounted for as an asset purchase.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Chairman and Members of the Board of Legislators of Clinton County, New York:

     We have audited the accompanying balance sheet of Clinton County, New York--Solid Waste Department Enterprise Fund as of December 31, 1995, and the related statements of operations, fund deficit and cash flows for the year then ended. These financial statements are the responsibility of the County's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clinton County, New York--Solid Waste Department Enterprise Fund as of December 31, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.



                                                      ARTHUR ANDERSEN LLP



Boston, Massachusetts
July 25, 1997

                           CLINTON COUNTY, NEW YORK--
                    SOLID WASTE DEPARTMENT ENTERPRISE FUND


                                 BALANCE SHEETS


                                                                       December 31, 1995   June 30, 1996
                                                                      ------------------- --------------
                                                                                            (Unaudited)
                             ASSETS
Current assets:
 Cash and cash equivalents ..........................................    $  7,271,096      $  5,296,980
 Accounts receivable--trade .........................................         415,547           591,185
 State and federal aid receivable ...................................         946,418           840,603
 Prepaid expenses ...................................................              --            67,011
                                                                         ------------      ------------
    Total current assets ............................................       8,633,061         6,795,779
                                                                         ------------      ------------
Property, plant and equipment, at cost:
 Land ...............................................................         223,861           235,561
 Landfills ..........................................................       5,252,146         5,741,167
 Land improvements ..................................................         698,830           698,830
 Buildings ..........................................................       2,642,443         2,694,693
 Machinery and equipment ............................................       3,994,023         3,998,733
                                                                         ------------      ------------
                                                                           12,811,303        13,368,984
 Less--accumulated depreciation and amortization ....................       1,928,116         2,142,468
                                                                         ------------      ------------
                                                                           10,883,187        11,226,516
                                                                         ------------      ------------
                                                                         $ 19,516,248      $ 18,022,295
                                                                         ============      ============
                  LIABILITIES AND FUND DEFICIT
Current liabilities:
 Bond anticipation notes payable ....................................    $ 11,758,648      $ 11,361,098
 Current maturities of long-term debt ...............................         322,800           326,000
 Accounts payable ...................................................         717,755            75,193
 Accrued liabilities ................................................         371,621           499,871
 Accrued closure and postclosure costs, current portion .............         366,531           122,640
                                                                         ------------      ------------
    Total current liabilities .......................................      13,537,355        12,384,802
                                                                         ------------      ------------
Long-term debt, less current maturities .............................       4,831,600         4,505,600
                                                                         ------------      ------------
Accrued closure and postclosure costs, less current portion .........       7,773,402         7,794,081
                                                                         ------------      ------------
Other long-term liabilities .........................................         127,926           118,961
                                                                         ------------      ------------
Fund deficit:
 Contributed capital ................................................         909,790           909,790
 Accumulated deficit ................................................      (7,663,825)       (7,690,939)
                                                                         ------------      ------------
    Total fund deficit ..............................................      (6,754,035)       (6,781,149)
                                                                         ------------      ------------
                                                                         $ 19,516,248      $ 18,022,295
                                                                         ============      ============



   The accompanying notes are an integral part of these financial statements.

                           CLINTON COUNTY, NEW YORK--
                    SOLID WASTE DEPARTMENT ENTERPRISE FUND

                           STATEMENTS OF OPERATIONS


                                                               Six Months
                                              Year Ended          Ended
                                          December 31, 1995   June 30, 1996
                                         ------------------- --------------
                                                               (Unaudited)
Service revenues .......................     $4,184,317        $1,539,321
State and federal aid ..................        871,004                --
                                             ----------        ----------
    Net revenues .......................      5,055,321         1,539,321
                                             ----------        ----------
Operating expenses:
 Cost from operations ..................      3,373,310         1,076,742
 General and administrative ............        213,134            74,047
 Depreciation and amortization .........        447,401           214,352
                                             ----------        ----------
                                              4,033,845         1,365,141
                                             ----------        ----------
Income from operations .................      1,021,476           174,180
                                             ----------        ----------
Other (income) expenses:
 Interest income .......................       (334,258)         (140,924)
 Interest expense ......................        577,526           353,072
 Loss on sale of equipment .............         16,855                --
 Other income ..........................       (110,169)          (10,854)
                                             ----------        ----------
                                                149,954           201,294
                                             ----------        ----------
    Net income (loss) ..................     $  871,522        $  (27,114)
                                             ==========        ==========


   The accompanying notes are an integral part of these financial statements.

                           CLINTON COUNTY, NEW YORK--
                    SOLID WASTE DEPARTMENT ENTERPRISE FUND

                          STATEMENTS OF FUNDS DEFICIT


                                                Contributed       Accumulated        Total Fund
                                                  Capital           Deficit            Deficit
                                               -------------   ----------------   ----------------
Balance, December 31, 1994 .................      $909,790       $ (8,535,347)      $ (7,625,557)
   Net income ..............................            --            871,522            871,522
                                                  --------       ------------       ------------
Balance, December 31, 1995 .................       909,790         (7,663,825)        (6,754,035)
   Net loss (unaudited) ....................            --            (27,114)           (27,114)
                                                  --------       ------------       ------------
Balance, June 30, 1996 (unaudited) .........      $909,790       $ (7,690,939)      $ (6,781,149)
                                                  ========       ============       ============



   The accompanying notes are an integral part of these financial statements.

                           CLINTON COUNTY, NEW YORK--
                    SOLID WASTE DEPARTMENT ENTERPRISE FUND

                           STATEMENTS OF CASH FLOWS


                                                                                              Six Months
                                                                             Year Ended          Ended
                                                                         December 31, 1995   June 30, 1996
                                                                        ------------------- --------------
                                                                                              (Unaudited)
Cash flows from operating activities:
 Net income (loss) ....................................................    $    871,522      $    (27,114)
                                                                           ------------      ------------
 Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities--
  Depreciation and amortization .......................................         447,401           214,352
  Loss on sale of equipment ...........................................          16,855                --
  Changes in assets and liabilities--
   Accounts receivable ................................................         157,083          (175,638)
   State and federal aid receivable ...................................        (790,263)          105,815
   Prepaid expenses ...................................................              --           (67,011)
   Accounts payable ...................................................         428,814          (642,562)
   Accrued closure and postclosure costs ..............................      (1,050,610)         (223,212)
   Accrued liabilities ................................................         124,778           119,285
                                                                           ------------      ------------
                                                                               (665,942)         (668,971)
                                                                           ------------      ------------
     Net cash provided by (used in) operating activities ..............         205,580          (696,085)
                                                                           ------------      ------------
Cash flows from investing activities:
 Additions to property and equipment ..................................      (6,030,603)         (557,681)
 Proceeds from sale of equipment ......................................          67,366                --
                                                                           ------------      ------------
     Net cash used in investing activities ............................      (5,963,237)         (557,681)
                                                                           ------------      ------------
Cash flows from financing activities:
 Proceeds from issuance of bond anticipation notes ....................       6,690,000                --
 Principal payments on bond anticipation notes ........................        (402,320)         (397,550)
 Principal payments on long-term debt .................................        (292,800)         (322,800)
                                                                           ------------      ------------
     Net cash provided by (used in) financing activities ..............       5,994,880          (720,350)
                                                                           ------------      ------------
Net increase (decrease) in cash and cash equivalents ..................         237,223        (1,974,116)
Cash and cash equivalents, beginning of period ........................       7,033,873         7,271,096
                                                                           ------------      ------------
Cash and cash equivalents, end of period ..............................    $  7,271,096      $  5,296,980
                                                                           ============      ============
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest ...............................    $    531,983      $    191,412
                                                                           ============      ============



   The accompanying notes are an integral part of these financial statements.

                           CLINTON COUNTY, NEW YORK--
                     SOLID WASTE DEPARTMENT ENTERPRISE FUND

                         NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1. OPERATIONS

     The Clinton County, New York--Solid Waste Department Enterprise Fund (the
Fund) is engaged in nonhazardous waste collection, recycling, transportation and transfer station and landfill disposal facility businesses. The Fund services residential, commercial and municipal customers throughout Clinton County, New York (the County).


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue Recognition

     The Fund recognizes collection and recycling services revenues as the services are provided. State aid consists of funds granted by the State of New York to the Fund to subsidize costs associated with the closure of the County's landfills.


(b) Cash and Cash Equivalents

     The Fund considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.


(c) Property, Plant and Equipment

     Property, plant and equipment are stated at cost, less accumulated depreciation. The Fund provides for depreciation using the straight-line method by charges to operations in amounts that allocate the cost of the assets over their estimated useful lives as follows:


                                                           Estimated
        Asset Classification                              Useful Life
        --------------------                              ------------
   Buildings ...........................................     30 years
   Machinery and equipment .............................   5-20 years
   Land improvements ...................................   6-15 years

     Depreciation expense for the year ended December 31, 1995 and the six months ended June 30, 1996 was $447,401 and $214,352, respectively. The cost of maintenance and repairs is charged to operations as incurred.

     Capitalized landfill costs include expenditures for land and related airspace, permitting costs and preparation costs. Landfill permitting and preparation costs represent only direct costs related to these activities including legal, engineering and construction. Management routinely reviews its investment in operating landfills, transfer stations and other significant facilities to determine whether the costs of these investments are realizable.

     Landfill permitting and acquisition costs, excluding the estimated residual value of land, are typically amortized as permitted airspace of the landfill is consumed. For many of the Fund's landfills, preparation costs, which include the costs of construction associated with excavation, liners and the installation of leak detection and leachate collection systems, are also typically amortized as total permitted airspace of the landfill is consumed. In determining the amortization rate for these landfills, preparation costs include the total estimated costs to complete construction of the landfills' permitted capacity.


(d) Accrued Closure and Postclosure Costs

     New York state laws and regulations require the Fund to place a final cover on all sites when it stops accepting waste and to perform certain maintenance and monitoring functions at the sites for thirty years after closure. Although closure and postclosure care costs will be paid only near or after the date the landfills stop accepting waste, the Fund reports a portion of these closure and postclosure care costs as

                           CLINTON COUNTY, NEW YORK--
                     SOLID WASTE DEPARTMENT ENTERPRISE FUND

                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

an operating expense in each period based on landfill capacity used as of each balance sheet date. The $8,139,933 and $7,916,721 reported as accrued closure and postclosure care liability at December 31, 1995 and June 30, 1996, respectively, represents the cumulative amount recorded to date, less amounts previously paid, based on the estimated capacity used. As of June 30, 1996, 97 percent of the capacity at the Schuyler Falls landfill and 100 percent at the AuSable and Mooers landfill site had been used. The Fund will recognize the remaining estimated cost of closure and postclosure care of $138,267 as the remaining estimated capacity is filled. These amounts are based on what it would cost to perform all closure and postclosure care in 1996. Actual cost may be higher due to inflation, changes in technology or changes in regulations.

     The County plans to finance the landfill closures through the issuance of County bonds and debt service expected to be paid primarily through user fees charged at the landfills and future lease payments from privatization of the landfills' management and operations (see Note 5).


(e) General and Administrative Expenses

     Included in general and administrative expenses are allocations of general County expenses in the amounts of $180,000 and $67,000 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.


(f) Income Taxes

     The Fund is a department of Clinton County, New York, a municipal corporation, and is therefore exempt from state and federal income taxes.


(g) Fair Value of Financial Instruments

     The Fund's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book values of cash and cash equivalents, trade receivables and trade payables approximate their respective fair values. The Fund's debt instruments that are outstanding as of December 31, 1995 and June 30, 1996 have carrying values that approximate their respective fair values. See Note 3 for the terms and carrying values of the Fund's various debt instruments.


(h) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


(i) Impairment of Long-Lived Assets

     Effective January 1, 1996, the Fund adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. This statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The statement also requires that certain long-lived assets and identifiable intangibles to be disposed of be reported at the lower of the carrying amount or fair value less cost to sell. The adoption of this statement did not impact the Fund's financial statements.

                           CLINTON COUNTY, NEW YORK--
                     SOLID WASTE DEPARTMENT ENTERPRISE FUND

                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

3. LONG-TERM DEBT

     Long-term debt as of December 31, 1995 and June 30, 1996 consisted of the following:


                                                December 31,       June 30,
                                                    1995             1996
                                               --------------   --------------
                                                                 (unaudited)
   Bond anticipation notes payable .........   $11,758,648      $11,361,098
   Serial bond payable .....................     5,154,400        4,831,600
                                               -----------      -----------
                                                16,913,048       16,192,698
   Less--current portion ...................    12,081,448       11,687,098
                                               -----------      -----------
                                               $ 4,831,600      $ 4,505,600
                                               ===========      ===========

     Bond anticipation notes must be renewed annually. As of December 31, 1995, the Fund had eight notes outstanding with principal amounts ranging from $23,000 to $6.4 million. These notes bear interest at rates ranging from 3.85 percent to 4.59 percent.

     As of June 30, 1996, the Fund had six notes outstanding with principal amounts ranging from $75,000 to $6.4 million. These notes bear interest at rates ranging from 3.62 percent to 4.00 percent.

     The Serial Bonds were issued in 1994 in the amount of $5.4 million. As of December 31, 1995 and June 30, 1996, approximately $5.1 million and $4.8 million, respectively, remains outstanding bearing interest at rates ranging from 5.1 percent to 5.7 percent. These notes are due to mature in 2012.

     As of June 30, 1996, debt matures as follows:


                                                           Amount
                                                       --------------
                                                        (unaudited)
   Fiscal Year Ended June 30,
    1997 ............................................   $11,687,098
    1998 ............................................       326,000
    1999 ............................................       354,000
    2000 ............................................       357,200
    2001 ............................................       384,200
    Thereafter ......................................     3,084,200
                                                        -----------
                                                        $16,192,698
                                                        ===========

4. RETIREMENT BENEFITS

     The Fund participates in the New York State and Local Employees' Retirement System and the Public Employees' Group Life Insurance Plan. These are cost sharing multiple-employer retirement plans. These plans provide retirement benefits as well as death and disability benefits. The Fund is required to contribute at an actuarially determined rate. The contributions made for the year ended December 31, 1995 and the six months ended June 30, 1996 were $17,304 and $7,334, respectively, and were equal to 100% of the required contributions.

     In addition to providing pension benefits, the Fund provides health insurance benefits, in accordance with its Civil Service Employees Association, Inc. contract, to retired employees and their spouses. These benefits are funded and accounted for by the Fund as paid, which is not materially different from the accrual method required by SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. The total cost of providing these benefits during the year ended December 31, 1995 and the six months ended June 30, 1996 was not material.

                           CLINTON COUNTY, NEW YORK--
                     SOLID WASTE DEPARTMENT ENTERPRISE FUND

                   NOTES TO FINANCIAL STATEMENTS--(Continued)
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

5. SUBSEQUENT EVENT

     On July 10, 1996, the Fund entered into a 25-year operation, management and lease agreement with Casella Waste Systems, Inc. (Casella). Under this agreement, Casella will lease all of the Fund's non-hazardous solid waste system facilities, which includes the fully permitted Subtitle D lined landfill, one transfer station, one recycling facility, 11 convenience stations and all of the equipment associated with these facilities. As part of this agreement, Casella will pay the Fund the total sum of $10,501,284 payable in 28 equal quarterly installments, commencing with the closing date. In addition, in accordance with the agreement, Casella will be responsible for, and pay for, the capping and closing of the Fund's Schuyler Falls, New York, unlined landfill in 1997. The Fund will be responsible for postclosure care of the unlined landfill. The total cost of this landfill closure project is currently estimated at $3,200,000.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Stockholders of:
H.C. Gobin, Inc.
Claremont, NH

     We have audited the accompanying balance sheets of H.C. Gobin, Inc. (a Delaware Corporation) as of December 31, 1996 and 1995, and the related statement of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H.C. Gobin, Inc. as of December 31, 1996 and 1995 and the results of operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                          /s/ Barrett & Dattilio, P.C.

                                          Barrett & Dattilio, P.C.
                                          Registration #440



September 26, 1997
Quechee, VT

                               H.C. GOBIN, INC.

                                BALANCE SHEETS



                                                                      December 31,
                                                              ---------------------------     June 30,
                                                                  1995           1996           1997
                                                              ------------   ------------   ------------
                                                                                             (Unaudited)
                        ASSETS
Current assets:
   Cash and cash equivalents ..............................   $   40,773     $   81,460     $  156,423
   Accounts receivable--trade, less allowance for
    doubtful accounts of approximately $5,000,
    $45,000 and $10,000 ...................................      442,085        642,585        567,109
   Accounts receivable--employee ..........................          360            800             --
   Deferred income taxes ..................................           --         33,236             --
   Inventory ..............................................       65,005         61,332         56,383
   Prepaid expenses .......................................       62,245         47,500         51,322
   Prepaid insurance ......................................       24,259         25,904         26,535
   Note receivable--stockholder ...........................           --         24,535         24,535
   Deposits ...............................................        5,000             --             --
                                                              ----------     ----------     ----------
      Total current assets ................................      639,727        917,352        882,307
                                                              ----------     ----------     ----------
Property and equipment, at cost:
   Rolling stock ..........................................      484,163      2,601,229      2,443,433
   Buildings ..............................................           --        148,053        149,053
   Leasehold improvements .................................       40,089         45,877         45,877
   Machinery and equipment ................................      598,219      1,581,021      1,542,968
   Assets under capital lease .............................    2,183,793         18,255         18,255
   Construction in progress ...............................       20,559             --             --
                                                              ----------     ----------     ----------
                                                               3,326,823      4,394,435      4,199,586
   Less--accumulated depreciation .........................    1,299,097      1,521,185      1,587,185
                                                              ----------     ----------     ----------
      Property and equipment, net .........................    2,027,726      2,873,250      2,612,401
                                                              ----------     ----------     ----------
Other assets:
   Customer list, net of accumulated amortization .........       11,043        358,727        204,815
   Goodwill, net of accumulated amortization ..............       40,985         48,762         46,920
   Covenant, net of accumulated amortization ..............       11,528        119,025         10,273
   Loan fees, net of accumulated amortization .............        2,700         63,648         61,160
   Management systems .....................................       32,838         37,679         35,585
   Deposits, net of current ...............................          600          6,150         15,850
                                                              ----------     ----------     ----------
                                                                  99,694        633,991        374,603
                                                              ----------     ----------     ----------
                                                              $2,767,147     $4,424,593     $3,869,311
                                                              ==========     ==========     ==========


See independent auditor's report and accompanying notes to financial statements.

                               H.C. GOBIN, INC.

                                 BALANCE SHEETS
                                  (Continued)


                                                                        December 31,
                                                               -----------------------------      June 30,
                                                                    1995            1996            1997
                                                               -------------   -------------   --------------
                                                                                                 (Unaudited)
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Line of credit ..........................................    $   65,000      $  249,952       $  215,417
   Current maturities of long-term debt, capital lease
    obligations and due to stockholders ....................       365,249         328,196          328,196
   Accounts payable ........................................       272,850         860,544        1,099,260
   Accrued payroll and related expenses ....................        16,059          54,788           25,300
   State income tax payable ................................         1,410           1,903            3,587
   Deferred revenue ........................................         6,174          31,739           36,829
   401K pension plan .......................................           476             678              400
   Accrued interest ........................................         3,861          23,539           20,687
   Deferred income taxes ...................................        12,188              --               --
   Other accrued expenses ..................................            --           1,392               --
                                                                ----------      ----------       ----------
      Total current liabilities ............................       743,267       1,552,731        1,729,676
                                                                ----------      ----------       ----------
Long-term debt, less current maturities ....................       437,864       2,267,469        2,093,227
                                                                ----------      ----------       ----------
Capital lease obligations, less current maturities .........       461,820          10,737            6,767
                                                                ----------      ----------       ----------
Deferred income taxes ......................................            --              --           31,138
                                                                ----------      ----------       ----------
Due to stockholders, less current maturities ...............         7,388           5,395            2,766
                                                                ----------      ----------       ----------
Stockholders' equity:
   Common stock, no par value
    Authorized--3,000 shares
    Issued and outstanding--240 shares .....................       124,800         124,800          124,800
   Additional paid-in capital ..............................        50,422          50,422           50,422
   Treasury stock--cost ....................................      (377,585)       (377,585)        (377,585)
   Retained earnings .......................................     1,319,171         790,624          208,100
                                                                ----------      ----------       ----------
      Total stockholders' equity ...........................     1,116,808         588,261            5,737
                                                                ----------      ----------       ----------
                                                                $2,767,147      $4,424,593       $3,869,311
                                                                ==========      ==========       ==========


See independent auditor's report and accompanying notes to financial statements.

                               H.C. GOBIN, INC.

               STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS


                                                        Fiscal Year Ended       Six Months Ended
                                                          December 31,              June 30,
                                                   --------------------------- -----------------
                                                        1995          1996            1997
                                                   ------------- ------------- -----------------
                                                                                  (Unaudited)
Net revenues .....................................  $3,676,850    $4,871,867      $2,567,416
                                                    ----------    ----------      ----------
Operating expenses:
   Cost from operations ..........................   2,528,881     3,808,637       2,070,017
   General and administrative ....................     517,811       860,264         473,338
   Depreciation and amortization .................     245,993       393,652         203,917
                                                    ----------    ----------      ----------
                                                     3,292,685     5,062,553       2,747,272
                                                    ----------    ----------      ----------
Income from operations ...........................     384,165      (190,686)       (179,856)
                                                    ----------    ----------      ----------
Other (income) expenses:
   Interest income ...............................      (4,403)       (6,873)             --
   Interest expense ..............................     172,000       250,521         138,797
   Sale of assets ................................     (20,397)       17,990         157,935
   Loss on investment ............................          --            --          29,451
   Penalty on capital lease conversion ...........          --       118,330              --
                                                    ----------    ----------      ----------
                                                       147,200       379,968         326,183
                                                    ----------    ----------      ----------
Income before provision for income taxes .........     236,965      (570,654)       (506,039)
Provision for income taxes .......................       9,523       (42,107)         76,485
                                                    ----------    ----------      ----------
      Net income (loss) ..........................  $  227,442    $ (528,547)     $ (582,524)
                                                    ==========    ==========      ==========
Retained earnings, beginning of year .............   1,091,729     1,319,171         790,624
                                                    ----------    ----------      ----------
Retained earnings, end of period .................  $1,319,171    $  790,624      $  208,100
                                                    ==========    ==========      ==========



See independent auditor's report and accompanying notes to financial statements.

                               H.C. GOBIN, INC.

                           STATEMENTS OF CASH FLOWS


                                                                Fiscal Year Ended      Six Months Ended
                                                                   December 31,            June 30,
                                                            ------------------------   ----------------
                                                               1995         1996            1997
                                                            ---------    -----------     ----------
                                                                                         (Unaudited)
Cash flows from operating activities:
   Net income (loss) .....................................  $ 227,442    $  (528,547)    $(582,524)
                                                            ---------    -----------     ---------
   Adjustments to reconcile net income (loss) to net
  cash provided by operating activities--
    Depreciation and amortization ........................    245,993        393,652       203,917
    (Gain) loss on sale of equipment .....................    (20,397)        17,990       157,935
    Provision (benefit) for deferred income taxes ........      6,413        (45,424)       74,878
   Changes in assets and liabilities--
    Accounts receivable ..................................   (128,923)      (200,940)       76,276
    Notes receivable .....................................     13,829        (24,535)           --
    Prepaid expenses .....................................    (10,180)        18,100        (4,453)
    Inventories ..........................................     (7,521)         3,673         4,949
    Other current assets .................................    (16,939)      (611,148)       (9,699)
    Accounts payable .....................................     77,038        587,694       197,135
    Accrued expenses and other liabilities ...............     13,245         86,059         3,842
                                                            ---------    -----------     ---------
                                                              172,558        225,321       704,780
                                                            ---------    -----------     ---------
      Net cash provided by (used in) operating
       activities ........................................    400,000       (303,426)      122,256
                                                            ---------    -----------     ---------
Cash flows from investing activities:
   Additions to property and equipment ...................   (698,197)    (1,190,187)      (17,832)
   Proceeds from sale of equipment .......................      7,275         14,845       185,918
                                                            ---------    -----------     ---------
      Net cash provided by (used in) investing
       activities ........................................   (690,922)    (1,175,342)      168,086
                                                            ---------    -----------     ---------
Cash flows from financing activities:
   Proceeds from issuance debt ...........................    962,899      2,429,483            --
   Principal payment on line of credit ...................         --        184,952       (34,535)
   Principal payments on long-term debt ..................   (304,680)    (1,094,980)     (180,844)
   Purchase of treasury stock ............................   (377,585)            --            --
                                                            ---------    -----------     ---------
      Net cash provided by (used in) financing
       activities ........................................    280,634      1,519,455      (215,379)
                                                            ---------    -----------     ---------
Net increase (decrease) in cash and cash equivalents .....    (10,288)        40,687        74,963
Cash and cash equivalents, beginning of period ...........     51,061         40,773        81,460
                                                            ---------    -----------     ---------
Cash and cash equivalents, end of period .................  $  40,773    $    81,460     $ 156,423
                                                            =========    ===========     =========
Supplemental disclosures of cash flow information:
   Cash paid during the year for--
    Interest .............................................  $ 168,139    $   230,843     $ 135,167
                                                            =========    ===========     =========
    Income taxes .........................................  $   1,935    $     2,824     $      --
                                                            =========    ===========     =========

Cash and Cash Equivalents--For purposes of the Statements of Cash Flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.


See independent auditor's report and accompanying notes to financial statements.

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
                (Including Data Applicable to Unaudited Periods)

1. Summary of Significant Accounting Policies


     Operations--H.C. Gobin, Inc. (the Company) was incorporated in 1982 in the State of Delaware and operates from five locations within New Hampshire. The Company provides waste services to municipal, industrial and commercial customers.

     Basis of Accounting--The Company uses the accrual basis of accounting for financial statement purposes and the income tax basis of accounting for tax purposes.

     Depreciation--The Company follows the policy of charging to costs and expenses annual amounts of depreciation which allocate the cost of the property, plant and equipment over their estimated useful lives. The Company employs the straight-line method for determining the annual charge for depreciation. The ranges of estimated useful lives are:


                                                                         Years
                                                                       --------
   Vehicles ........................................................     5-10
   Trailers ........................................................     3-10
   Office Equipment ................................................     3-10
   Leasehold Improvements ..........................................    10-40

     Income Taxes--No provision for federal income taxes has been made since under an election previously filed with the Internal Revenue Service, the Company's income or loss is reported on the tax return of the stockholders.

     For state income tax purposes effective December 1, 1994, the Company changed from the deferred method of accounting for income taxes to an asset and liability method in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes."

     Under the asset and liability method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities and are measured using enacted tax rates.

     Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

     Provision for state income taxes as of December 31, 1995 and 1996 and June 30, 1997 are as follows:


                                                   December 31,
                                             ----------------------
                                                1995         1996      June 30, 1997
                                             ---------    ---------    -------------
                                                                        (Unaudited)
   Current ................................   $3,110      $   3,317       $ 1,607
   Deferred ...............................    6,413        (45,424)       74,878
                                              ------      ---------       -------
   Provision (Benefit) for income taxes ...   $9,523      $ (42,107)      $76,485
                                              ======      =========       =======

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)

1. Summary of Significant Accounting Policies (Continued)

     Net deferred tax liabilities in the accompanying balance sheets include the following components:


                                                        December 31,
                                                  ---------------------     June 30,
                                                    1995        1996          1997
                                                  --------    ---------    ----------
                                                                           (Unaudited)
   Deferred tax liabilities arising from:
    Temporary differences--principally
     Cash to accrual adjustment ...............   $(70,937)    $(33,236)   $115,564
     Capital leases ...........................     83,125           --          --
   Deferred tax assets arising from:
    Net operating loss carryforward ...........         --           --     (84,426)
                                                  --------     --------    --------
   Net deferred tax liability (asset) .........   $ 12,188     $(33,236)   $ 31,138
                                                  ========     ========    ========

     Taxes paid to the State of Vermont were $150, $150 and $0 during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. New Hampshire taxes were $1,935, $3,167 and $(77) during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively. State of New York taxes were $0 during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997.

     Amortization--The Company is currently amortizing the following intangible costs over various years using the straight line method.


                Items                                                    Years
                -----                                                    ------
   Loan Fees ........................................................     15
   Customer List ....................................................     15
   Organizational cost ..............................................      5
   Covenant Not to Compete ..........................................     15
   Goodwill .........................................................     15

     The amortization expense was $4,874, $76,851 and $834,496 for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively.

     Inventories--Inventories consist of service parts. Inventory is stated at the lower of cost or market on the first-in, first-out, (FIFO) basis.

     Allowance for Doubtful Accounts--Allowance for doubtful accounts of $5,150, $45,000 and $10,000 for the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, respectively, have been offset against accounts receivable for financial statement purposes.

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)

2. Long-Term Debt and Due to Stockholders

     Long-term debt and due to stockholders at December 31, 1995 and 1996 and June 30, 1997, consisted of the following:


                                                                December 31,
                                                          -------------------------     June 30,
                                                             1995          1996           1997
                                                          ----------   ------------   ------------
                                                                                       (Unaudited)
   Non-interest bearing demand note due individuals,
    unsecured. Payable September, 1996. ...............   $ 37,500     $       --     $       --
   10.5% note to First NH Bank. Secured by assets of
    the Company. Monthly payments of $1,927,
    principal and interest. Due March, 1999. ..........     61,684             --             --
   13% note due shareholder. Secured by vehicle.
    Monthly payments of $505, principal and interest.
    Due 1998. .........................................     12,150          7,389          4,766
   11.4% note due individual. Secured by assets of the
    Company. Monthly payments of $4,000, principal
    and interest. Due 2012 ............................    353,995        346,021        341,821
   Variable note at 1.5% over prime to First NH Bank
    secured by assets of the Company. Monthly
    payments of $1,600, principal and interest. Due
    1997. .............................................     32,394             --             --
   Non-interest bearing note due individual. Unsecured.
    Monthly payments of $1,000, principal only. Due
    1999. .............................................     36,000         31,000         25,000
   9.2% note due to First Essex Bank. Secured by
    assets of the Company and shareholder. Monthly
    payments of $32,708, principal and interest. Due
    February, 2003. ...................................         --      1,838,743      1,737,194
   9.25% note due to First Essex Bank. Secured by
    assets purchased. Monthly payments of $5,925,
    principal and interest. Due April, 2001. ..........         --        252,479        205,434
   Note due Ford Motor Credit. Secured by asset
    purchased. Monthly payments of $298, principal
    and interest. Due January, 1999. ..................         --         12,213         11,372
   8.99% note due to First Essex Bank. Secured by
    assets purchased. Monthly payments of $2,435,
    principal and interest. Due June, 2001. ...........         --        109,213         94,603
                                                          --------     ----------     ----------
                                                           533,723      2,597,058      2,420,190
   Less Current Portion ...............................     88,471        324,194        324,197
                                                          --------     ----------     ----------
                                                          $445,252     $2,272,864     $2,095,993
                                                          ========     ==========     ==========

     The notes payable were extinguished as part of the acquisition of H.C. Gobin, Inc. by Casella Waste Systems, Inc. See Note 16. No long-term debt maturity has been presented.

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)

3. Related Party Transactions

     The Company has entered into a lease arrangement for office space and equipment with a related party. The lease is on a month to month basis cancelable by either party. Present monthly rent has been set at $1,300. During the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997, the Company paid the lessor $15,600, $15,600 and $7,800, respectively.


4. Line of Credit

     At December 31, 1995 the Company had a line of credit from First NH Bank with a maximum borrowing limit of $100,000. Borrowings on this line of credit were $65,000 on December 31, 1995. This line was guaranteed by various assets of the Company and personally by the majority stockholder.

     In February, 1996, the First NH Bank line of credit was repaid and closed. It was replaced with a line of credit at the First Essex Bank with a maximum borrowing limit of $250,000. Borrowings on this line were $249,952 and $215,417 at December 31, 1996 and June 30, 1997, respectively. This line is guaranteed by various assets of the Company and personally by the majority stockholder. The note matures in April, 2001.

     The line of credit was extinguished as part of the acquisition of H.C. Gobin, Inc. by Casella Waste Systems, Inc. See note 16. No future minimum payments have been presented.


5. Notes Receivable

     Notes receivable at December 31, 1995 and 1996 and June 30, 1997, consisted of the following:



                                                                December 31,
                                                          -------------------------     June 30,
                                                              1995         1996          1997
                                                          -----------   ----------   ------------
                                                                                      (Unaudited)
Unsecured note from shareholders. No stated interest or
 repayment terms. .....................................    $     --      $24,535        $24,535
                                                           --------      -------        -------
Less Current Portion ..................................          --       24,535         24,535
                                                           --------      -------        -------
                                                           $     --      $    --        $    --
                                                           ========      =======        =======

6. Performance Bonding

     The Company has been approved by Frontier Insurance Company for performance bonding coverage not to exceed $3.5 million including bid bonds at an annual usage rate of 1.65% of any portion of the coverage used. The Company had drawn down on the available coverage in the amount of $430,290 as of December 31, 1995 to secure various projects. During 1996 the Company did not have a pre-approved limit for performance bonding coverage. As of June 30, 1997, the Company had drawn down on the available coverage in the amount of $185,000 to secure various projects.


7. Stock Redemption

     The Company's majority stockholders of record on December 31, 1994 entered into a stock redemption plan with the Company. The agreement was executed on January 1, 1995.

     The Company entered into a loan agreement with the stockholders redeeming their stock under the following terms:


   Principal loan amount ..................................... $363,415
   Interest rate .............................................    11.4%
   Term of loan .............................................. 207 payments

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)


7. Stock Redemption (Continued)

     The loan is secured by various equipment of the Company. See the long-term debt footnote for additional details.


8. Business Development

     The Company is currently involved in various business development projects within New Hampshire and Vermont. These projects are in the research and development stages. Expenses related to these development projects are included as current year expenses within the income statement line items. Costs incurred during the years ended December 31, 1995 and 1996 and the six months ended June 30, 1997 were approximately $14,000, $13,000 and $1,000, respectively.


9. Prepaid Expenses

     The Company has elected to prepay various expenses in order to more effectively manage its operating affairs. Prepaid items as of December 31, 1995 and 1996 and June 30, 1997 are as follows:



                                           December 31,
                                      ----------------------      June 30,
                                         1995        1996          1997
                                      ---------   ----------   ------------
                                                                (Unaudited)
   Licenses .......................   $ 8,230      $12,132        $19,995
   Insurance ......................    24,259       30,079         26,535
   Legal fees .....................    15,753           --             --
   Other ..........................        --        2,087          7,330
                                      -------      -------        -------
                                      $48,242      $44,298        $53,860
                                      =======      =======        =======

10. Contract Costs

     The Company incurs various costs related to preparation and implementation of long-term contracts. Management has elected to amortize these initial costs over the term of the contract. As of December 31, 1995 and 1996 and June 30, 1997, prepaid contract costs were $38,262, $29,106 and $23,997 respectively. These costs relate to contracts entered into in 1995, 1996, 1997 and future years.


11. Business Acquisition

     During March of 1996 the Company acquired a commercial hauling business. The acquisition price was $1,270,665 subject to adjustment based on a formula outlined in the purchase and sales agreement. The acquisition was financed through First Essex Bank, with various credit facilities which included retirement of First NH Bank debt, and capital lease obligations.


12. Obligations Under Capital Leases

     The Company is the lessee of vehicles and equipment under capital leases expiring in various years through 2000. The assets and liabilities under capital leases are recorded at the lower of the present values of the minimum lease payments or the fair values of the assets. The assets are included in property and equipment and are depreciated over their estimated useful lives.

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)

12. Obligations Under Capital Leases (Continued)

     As of June 30, 1997, minimum future lease payments under capital leases are:


Year Ended June 30, (Unaudited)
-------------------------------
      1998 ..................................................   $ 3,970
      1999 ..................................................     3,970
      2000 ..................................................     2,826
                                                                -------
   Total minimum lease payments .............................   $10,766
                                                                =======

     The capital lease obligations as of December 31, 1996 were extinguished as part of the acquisition of H.C. Gobin, Inc. by Casella Waste Systems, Inc. See
Note 16.


13. 401(k) Pension Plan

     The Company has a 401(k) type pension and profit sharing plan for eligible employees. Employees are eligible to participate in the plan if they have been employed by the Company for one year. Generally, employees can defer up to 15% of their salary into the plan, not to exceed $9,500. The employer can make a discretionary contribution for the employees based on profit.


14. Contingent Liabilities

     The Company was contingently liable on two (2) employment contracts as of December 31, 1996:

     1) Liable to an employee for severance pay of $7,500 upon employee voluntary termination at any time prior to August 1, 2000. No amount has been recorded in the financial statements.

     2) Liable to an employee for severance pay equal to 15 weeks full compensation including salary and medical/dental insurance. This liability is approximately $24,596 and has been recorded as a liability in the financial statements.


15. Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


16. Subsequent Events

     16A) During February 1997 the Company became in technical default of its loan covenants with First Essex Bank. The default provisions were mitigated upon the asset sale in August 1997 to Casella Waste Systems, Inc.

     16B) During March 1997 the Company lost an investment of $29,451 due to poor market conditions related to various option investments in Hampton-Rhodes, LTD.

     16C) On August 1, 1997, Casella Waste Systems, Inc., and subsidiaries
(CWS) acquired all of the assets of the Company. The purchase price of approximately $4,880,000 consisted of $1,421,397 in cash, a $300,000 subordinated note to the seller and $3,158,603 in liabilities and closing costs paid/assumed at closing.

                               H.C. GOBIN, INC.
                         NOTES TO FINANCIAL STATEMENTS
         (Including Data Applicable to Unaudited Periods)--(Continued)

17. Retained Earnings--Restatement
     The retained earnings of the Company have been restated as of January 1, 1995. The restatement is a result of a change in the accounting for capital lease obligation related to deferred taxes.


   Retained Earnings--12/31/94 (As previously reported) .........   $1,020,939
   Correction of deferred tax Calculation--12/31/94 .............       70,790
                                                                    ----------
   Retained Earnings--1/1/95 (Restated) .........................   $1,091,729
                                                                    ==========

18. Legal Matters

     The Company was involved in several pending legal matters during the audit period and subsequently through the date of the audit report.

     18A) NH/VT Solid Waste Project v. H.C. Gobin, Inc.--The Company has escrowed approximately $185,000 with the Clerk of the Superior Court for Sullivan County, New Hampshire. According to the Company's legal council, evaluation of the likelihood of an unfavorable outcome appears to be unlikely to exceed the funds held on deposit.

     18B) Paul Blann v. H.C. Gobin, Inc.--An employee of the Corporation terminated in February 1997 has brought a claim for wrongful termination in both Vermont and New Hampshire courts. The case in New Hampshire was concluded with a judgement for the Company. The case in Vermont is pending. According to the Company's legal counsel, in the unlikely event the Company were to lose, a judgement between $25,000 and $100,000 could be anticipated.

     18C) The Company has commenced an arbitration proceeding against Rose Disposal Services, Inc. and Anco Leasing Corporation based on a claim of indemnification pursuant to the Company's purchase of assets from those two corporations in February 1996. Pursuant to that indemnification right, the Company has set off indemnification payments against two promissory notes given by it in that asset purchase transaction. The principals of Anco Leasing Corporation and Rose Disposal Services, Inc. have threatened but have not brought proceedings to collect amounts due under the promissory note.

                                 UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters for whom Goldman, Sachs & Co., CIBC Oppenheimer Corp. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class A Common Stock set forth opposite its name below:



                                                               Shares of Class A
                               Underwriter                        Common Stock
                               -----------                     -----------------
    Goldman, Sachs & Co. .....................................        719,128
    CIBC Oppenheimer Corp. ...................................        719,126
    Donaldson, Lufkin & Jenrette Securities Corporation ......        719,126
    Advest, Inc. .............................................         76,100
    BT Alex. Brown Incorporated ..............................         76,100
    First Analysis Securities Corporation ....................         76,100
    GS2 Securities, Inc. .....................................         76,100
    Edward D. Jones & Co., L.P. ..............................         76,100
    Merrill Lynch, Pierce, Fenner & Smith Incorporated .......         76,100
    Moors & Cabot, Inc. ......................................         76,100
    Raymond James & Associates, Inc. .........................         76,100
    Sanders Morris Mundy .....................................         76,100
    Scott & Stringfellow, Inc. ...............................         76,100
    Stifel, Nicolaus & Company, Incorporated .................         76,100
    Tucker Anthony Incorporated ..............................         76,100
                                                                    ---------
        Total ................................................      3,070,580
                                                                    =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Class A Common Stock offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.85 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other brokers and dealers. After the shares of Class A Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     In connection with the Offering, the Underwriters may purchase and sell the Class A Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Class A Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Class A Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such shares of Class A Common Stock are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.


     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 460,587 additional shares of Class A Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by each of them bears to the 3,070,580 shares of Class A Common Stock offered hereby.


     The Company, its directors and executive officers and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on the date of this Prospectus and other than to issue shares upon the exercise of outstanding warrants) which are substantially similar to the shares of Class A Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class A Common Stock, without the prior written consent of the representatives except for the Class A Common Stock offered in connection with this Offering.

     The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

     The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     Some of the shares held by Joseph M. Winters, Andrew B. Winters, Brigid Winters, and Sean Winters, each of whom is a Selling Stockholder, have been pledged to Goldman, Sachs & Co. to secure margin loans made by Goldman, Sachs & Co. to such persons in the aggregate principal amount of approximately $4 million. Such loans are expected to be paid in full upon the closing of this Offering.

     In connection with this Offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualifying registered market makers on Nasdaq, may engage in passive market making transactions in the Common Stock of the Company on Nasdaq in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

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

================================================================================
 No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                       --------------------------------

                               TABLE OF CONTENTS



                                                                       Page
                                                                       -----
Prospectus Summary ...................................................   3
Risk Factors .........................................................   8
Use of Proceeds ......................................................  17
Dividend Policy ......................................................  17
Market Price of Class A Common Stock .................................  18
Capitalization .......................................................  19
Selected Consolidated Financial and
   Operating Data ....................................................  20
Unaudited Pro Forma Consolidated
   Statements of Operations ..........................................  22
Management's Discussion and Analysis
   of Financial Condition and Results
   of Operations .....................................................  24
Business .............................................................  31
Management ...........................................................  49
Certain Transactions .................................................  58
Principal and Selling Stockholders ...................................  61
Description of Capital Stock .........................................  63
Legal Matters ........................................................  67
Experts ..............................................................  67
Available Information ................................................  67
Index to Financial Statements ........................................ F-1
Underwriting ......................................................... U-1




                                3,070,580 Shares



                          Casella Waste Systems, Inc.



                              Class A Common Stock
                               ($0.01 par value)



                        --------------------------------


                          [LOGO] CASELLA WASTE SYSTEMS


                       --------------------------------

                              Goldman, Sachs & Co.

                               CIBC Oppenheimer

                          Donaldson, Lufkin & Jenrette



                      Representatives of the Underwriters

================================================================================